As filed with the Securities and Exchange Commission on April 27, 2011

Securities Act File No. 333-140822

Investment Company Act File No. 811-21831

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)
☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒	Post-Effective Amendment No. 14

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 15

Alternative Investment Partners Absolute Return Fund STS

(Exact name of Registrant as specified in Charter)

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (888) 322-4675

Stefanie V. Chang Yu, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, NY 10036

(Name and address of agent for service)

COPY TO:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.     ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8 (c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee*
Shares of Beneficial Interest	1,000,000	$1,000.00	$1,000,000,000	$39,300

(1)	Estimated solely for purposes of calculating the registration fee.
*	Previously paid.
☒	The Registrant has also executed this Registration Statement (and its Board of Trustees has also executed this Registration Statement on behalf of the Registrants) in its capacity as managing member of AIP Absolute Return Fund LDC (the “Offshore Fund”), on behalf of the Offshore Fund. The members of the Board of Trustees of Alternative Investment Partners Absolute Return Fund have also executed this Registration Statement.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

PROSPECTUS

April 29, 2011

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

(888) 322-4675

Investment Objective. Alternative Investment Partners Absolute Return Fund STS (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund’s investment objective is to seek capital appreciation.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$1,020	$1,020,000,000
Sales Load(1)	$20	$20,000,000
Proceeds to the Fund(2)	$1,000	$1,000,000,000

(1)	Generally, the stated minimum initial investment by an investor in the Fund is $50,000, which stated minimum may be reduced for certain investors. Investors purchasing Shares (as defined herein) may be charged a sales load of up to 2% of the investor’s subscription. The table assumes the maximum sales load is charged. Investments will be subject to a sales load in the amounts set forth below:

Investment Amount	Sales Load
Less than $500,000	2%
$500,000-$999,999	1.5%
$1,000,000-$4,999,999	1%
$5,000,000 or more	None

The Distributor and/or a Selling Agent (each as defined herein) may, in its discretion, waive the sales load for certain investors. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by a registered investment adviser (a “RIA”), including an affiliate of the Adviser (as defined herein), or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such RIA or of any of Morgan Stanley and its affiliates may not be charged a sales load. See “Plan of Distribution.”

(2)	Assumes all shares currently registered are sold in the continuous offering. Shares are offered in a continuous offering at the Fund’s then current net asset value, plus any applicable sales load, as described herein.

The Fund is offering on a continuous basis up to 1,000,000 shares of beneficial interest (“Shares”). Morgan Stanley Distribution, Inc. (the “Distributor”) acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers and dealers (“Selling Agents”), some of which are affiliates of the Adviser, that have agreed to participate in the distribution of the Fund’s Shares. See “Plan of Distribution.” There is no minimum aggregate amount of Shares required to be purchased in the offering. Any amounts received in advance of purchases of Shares are placed in a non-interest bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. No other arrangements have been made

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to place funds received in connection with the Shares’ offering in an escrow, trust or similar arrangement. Shares will be sold only to Eligible Investors (as defined herein). Shares will not be listed on any securities exchange. The Adviser bore the Fund’s organizational expenses of approximately $30,000 in the first twelve months of the Fund’s operations. The Fund paid initial offering costs of approximately $310,000 from the proceeds of the initial offering. See “Fund Expenses.”

Investment Portfolio. The Fund invests substantially all of its assets in AIP Absolute Return Fund LDC, a Cayman Islands limited duration company, that in turn invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund (the “Master Fund”), a separate closed-end, non-diversified, management investment company with the same investment objective and strategies as the Fund. The Fund is designed solely for investment by tax-exempt and tax-deferred investors. The Master Fund invests substantially all its assets in private investment funds (commonly referred to as hedge funds) that are managed by a select group of alternative investment managers that employ different “absolute return” investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Absolute return” investment strategies allow Investment Managers (as defined herein) the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. Absolute return strategies can be contrasted with “relative return strategies” which generally seek to outperform a corresponding benchmark equity or fixed income index. Through its investment in the Master Fund, the Fund seeks attractive “risk-adjusted” returns, which are returns adjusted to take into account the volatility of those returns. The Master Fund intends to invest in private investment funds that employ the following principal strategies: relative value strategies, security selection strategies, specialist credit strategies and directional strategies. For a further discussion of the Master Fund’s principal investment strategies, see “Investment Program.”

Risk Factors and Restrictions on Transfer. Investing in Shares involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 40. With very limited exceptions, Shares are not transferable and liquidity will be provided only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund’s Board of Trustees in its sole discretion. See “Repurchases and Transfers of Shares.”

Management Fee. The Master Fund pays Morgan Stanley AIP GP LP (the “Adviser”) a monthly fee of 0.125% (1.50% on an annualized basis) of the Master Fund’s month-end net asset value (the “Management Fee”). The Management Fee is an expense paid out of the Master Fund’s net assets and is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive allocations paid by the Investment Funds and indirectly paid by investors in the Master Fund. See “Management Fee.” The Fund, as an investor in the Master Fund, will bear its proportionate share of the Master Fund’s Management Fee. See “Management of the Fund and the Master Fund.”

Shareholder Servicing Fee. The Master Fund pays the Distributor, and the Distributor pays each Service Agent (as hereinafter defined) that enters into a Shareholder Servicing Agreement with the Distributor a quarterly shareholder servicing fee at the annual rate of 0.25% of the net asset value of the outstanding shares of the Master Fund beneficially owned directly or indirectly via the Fund by customers of the Distributor or the Service Agent.

Eligible Investors. Shares are being sold only to certain investors with a special tax status (hence the “STS” in the Fund’s name), namely tax-exempt and tax-deferred investors. These investors also must represent that they are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. The Distributor and/or any

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Selling Agent may impose additional eligibility requirements for investors who purchase shares through the Distributor or such Selling Agent. The minimum initial investment in the Fund by any investor is $50,000 and the minimum additional investment in the Fund by any investor is $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Investors may only purchase their shares through the Distributor, through a Selling Agent or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. Any such RIA may impose additional eligibility requirements for investors who purchase Shares through such RIA.

This Prospectus concisely provides the information that a prospective investor should know about the Fund and the Master Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund and the Master Fund, including a statement of additional information (“SAI”) dated April 29, 2011, has been filed with the Securities and Exchange Commission. The SAI is available upon request and without charge by writing to the Fund c/o State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110 or by calling (888) 322-4675. The table of contents of the SAI appears on page 90 of this Prospectus. The SAI, and other information about the Fund and the Master Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

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You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

Morgan Stanley Distribution, Inc.

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STRUCTURAL DIAGRAM

This diagram and the accompanying text are intended as a simplified illustration of the Fund’s structure and investment program. Please refer to the body of this Prospectus for a more complete explanation of each, as well as details regarding the fees, expenses and risks to which an investment in Shares of the Fund is subject.

As further described in the body of this Prospectus, the Investment Funds (as defined herein) in which the Fund (through its indirect investment in the Master Fund) invests are commonly referred to as “hedge funds.” Because the investment strategies implemented by the investment managers to these Investment Funds are “non-traditional” in nature (e.g., not based on long-only portfolios of bonds or equities as are the investment programs of most registered investment companies such as mutual funds), this class of investments is typically referred to as “alternative investments.”

SUMMARY OF TERMS

THE FUND	Alternative Investment Partners Absolute Return Fund STS (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

INVESTMENT PROGRAM

The Fund seeks capital appreciation by investing substantially all of its assets in AIP Absolute Return Fund LDC (the “Offshore Fund”), a Cayman Islands limited duration company (a “LDC”) with the same investment objective and strategies as the Fund. The Offshore Fund in turn invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund (the “Master Fund”), a registered investment company with the same investment objective and strategies as the Offshore Fund and the Fund. The Offshore Fund serves as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the assets. The Offshore Fund is recognized as a corporation under tax laws of the United States and the Cayman Islands. Any assets of the Fund and the Offshore Fund not invested in the Offshore Fund and the Master Fund, respectively, will be de minimis amounts of cash or cash equivalents to meet certain ongoing expenses. The Master Fund and the Offshore Fund have the same investment objective and strategies as the Fund. All investments are made at the Master Fund level. Thus, the Fund’s investment results will correspond directly to the investment results of the Master Fund.

Through its indirect investment in the Master Fund, the Fund seeks capital appreciation by investing substantially all its assets in investment funds (“Investment Funds”) managed by unaffiliated third-party investment managers (“Investment Managers”) who employ a variety of “absolute return” investment strategies in pursuit of attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns, as measured in the manner described below) consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Absolute return” investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and limits on the use of leverage. Absolute return strategies can be contrasted with “relative return strategies” which generally seek to outperform a corresponding benchmark equity or fixed income index. Because Investment Funds following absolute return investment strategies (whether hedged or not) are often described as “hedge funds,” the Fund’s investment program (through its indirect investment in the Master Fund) can be broadly referred to as a fund of hedge funds. The Fund measures the volatility of its returns by “standard deviation,” which is a measure of risk that represents the degree to which an investment’s performance has varied from its average performance over a particular period.

Investment Funds are commingled asset pools that may engage in a wide variety of investment strategies. Among other things, Investment Funds invest primarily in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Investment Funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the “1933 Act”), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of “investment company,” and hence are not registered as investment companies under the 1940 Act. The general partners or investment advisers of these Investment Funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Through the selection and ongoing monitoring of Investment Funds, the Master Fund seeks to achieve capital appreciation that may exhibit moderate correlation with certain global equity indices and aims not to be disproportionately influenced by the performance of any single Investment Fund. In addition, by investing in a number of Investment Funds that employ a variety of absolute return investment strategies, the Master Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds. Investing in a number of Investment Funds involves additional costs.

The Master Fund may seek to gain investment exposure to certain Investment Funds, to adjust market or risk exposure or to increase overall returns by seeking “leveraged” market exposure in certain investments by entering into derivative transactions, such as total return swaps, options and futures. For example, to achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Master Fund may enter into one or more swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Options and Futures” and “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Swap Agreements.” The Master Fund’s investments in derivatives may involve significant economic leverage and thus may, in some circumstances, involve significant risks of loss and may increase the volatility of the Master Fund’s returns. These risks may increase dramatically during times where general access to credit is severely impaired (i.e., a “credit crunch”) and/or during general market turmoil, such as that experienced during late 2008). See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund.”

The Adviser (as hereinafter defined) is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Master Fund’s Board of Trustees. These Investment Funds will have investors other than the Master Fund.

The Adviser allocates Master Fund assets among the Investment Funds that, in its view, represent attractive investment opportunities. Allocation depends on the Adviser’s assessment of the likely risks and returns of various absolute return investment strategies that the Investment Funds utilize and the likely correlation among the investment strategies under consideration. The Adviser generally seeks to invest substantially all of the Master Fund’s assets in Investment Funds whose expected risk-adjusted returns are deemed attractive and likely to have limited correlations among each other or with fixed income or equity indices. The Adviser periodically reallocates the Master Fund’s investments among investment strategies in order to increase the Master Fund’s expected risk-adjusted return. There is no guarantee that the Master Fund, and thus the Fund, will be able to avoid substantial losses due to poor returns by any Investment Fund or that the Adviser’s expectations regarding Investment Funds’ limited correlations among each other or with fixed income or equity indices will prove correct.

The Adviser and its personnel use a wide range of resources, including its well-established network, to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by the Master Fund. To narrow the set of Investment Funds and investment strategies initially identified for consideration, the Adviser screens Investment Funds and investment strategies according to criteria that include both quantitative measures such as past performance and systematic risk exposures, to the extent that data is available; and qualitative factors such as the reputation, experience and training of the Investment Manager, and the ability of the Investment Manager to articulate a coherent investment philosophy and risk control process. Following the initial screening process, the Adviser conducts further review of the Investment Funds that it considers likely to generate superior, risk-adjusted returns consistent with the Adviser’s views at that time as to both the most attractive strategy types and the needs of the Master Fund’s existing portfolio. On an ongoing basis, the Adviser conducts similar, periodic reviews with respect to Investment Funds in which the Master Fund has invested.

The Adviser’s personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments and utilizing various investment strategies.

They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

The Adviser intends to invest the assets of the Master Fund primarily in Investment Funds that employ the following strategies (among others):

•          relative value strategies—seek to identify and exploit inefficiencies in the relative pricing of securities whose prices are deemed to move in relation to each other;

•          security selection strategies—seek to combine long and short positions of equity securities primarily;

•          specialist credit strategies—seek to invest in and lend to credit sensitive issuers that are generally rated below investment grade (typically referred to as “junk”); and

•          directional strategies—seek to invest based on the expected direction of market prices of currencies, commodities, equities and bonds in the futures and cash markets.

See “Investment Program-Investment Strategies.”

The Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Funds’ liquidity constraints) and to limit investments in any one Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase). The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund’s outstanding voting securities. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote.”

The Master Fund’s performance benchmark is the HFRI Fund of Funds Diversified Index (the “Performance Benchmark”). The Performance Benchmark is sponsored by Hedge Fund Research, Inc. (“HFRI”), a research firm specializing in the aggregation and analysis of alternative investment information. HFRI is not affiliated with the Master Fund, the Fund or Morgan Stanley. The Performance Benchmark comprises funds of hedge funds classified by HFRI as “diversified.” Funds of hedge funds classified by HFRI as “diversified” do not necessarily meet applicable diversification tests under the 1940 Act or the Internal Revenue Code. Rather, funds of hedge funds classified by HFRI as “diversified” seek to minimize losses during down markets while still achieving superior returns in up markets, and they seek to do so by investing in underlying hedge funds collectively pursuing a variety of investment strategies and managed by multiple investment managers. These characteristics serve to distinguish the Performance Benchmark from other fund-of-hedge-funds indices established by HFRI, which typically include funds of hedge funds collectively pursuing a few selected investment strategies. As set forth in this Prospectus under “Investment Program—Investment Strategies,” the Master Fund’s investment program and strategies substantially conform to HFRI’s classification standards for “diversified” funds of hedge funds. The Performance Benchmark will be used solely to measure the Master Fund’s relative performance, and not to determine selection of Investment Funds or allocation to any particular investment strategy followed by Investment Funds. For historical performance of the Performance Benchmark and other broad market equity and fixed income indices, please refer to the Appendix to this Prospectus.

The Investment Funds in which the Master Fund invests are not subject to the Fund’s or the Master Fund’s investment restrictions and are generally subject to few investment limitations. In response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of the Master Fund’s shares.

As set forth above, the Fund will attempt to achieve its investment objective by investing all or substantially all of its assets, through the Offshore Fund, in the Master Fund

LEVERAGE

The Master Fund may borrow money in connection with its investment activities—i.e., the Master Fund may utilize leverage. Specifically, the Master Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement (as defined below). The Master Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Master Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Master Fund’s receipt of redemption proceeds from another Investment Fund). The Master Fund has entered into a credit facility in the form of a variable funding note (the “Note”) with Credit Suisse International (the “Lender”). Pursuant to the terms of the Note, the Master Fund may borrow money from the Lender in a minimum aggregate outstanding amount of $30 million up to a maximum aggregate outstanding amount of $125 million, but in no event more than 25% of the value of the Master Fund’s net assets (and further subject to the Asset Coverage Requirement, as defined below). The Note is currently scheduled to terminate as of December 21, 2011, but may be extended. Upon the termination of the Note, the Master Fund. must repay all amounts borrowed pursuant to the terms of the Note.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). The Master Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Adviser intends to limit the Master Fund’s borrowings such that the Master Fund will have asset coverage of at least 400% of its indebtedness. In addition to borrowing money, the Master Fund may also incur economic leverage via the use of derivatives.

Investment Funds may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008. In general, the use of leverage by Investment Funds or the Master Fund may increase the volatility of the Investment Funds or the Master Fund. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund” and See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.”

POTENTIAL BENEFITS OF INVESTING IN THE FUND	An investment in the Fund enables investors to invest indirectly with Investment Managers whose services generally are not available to the investing public or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in the Fund also enables investors indirectly to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on investors. Investment Funds in which the Master Fund may invest also may close from time to time. If the Fund has previously invested (through its indirect investment in the Master Fund) in an Investment Fund that has closed, an investor would nevertheless be able to invest indirectly in such Investment Fund by investing in the Fund.

In addition to benefiting from the Investment Managers’ individual investment strategies, the Fund as a whole should achieve the benefits of indirect exposure to a number of different investment styles and Investment Managers. By investing through multiple Investment Managers that employ a variety of absolute return strategies, the Master Fund may reduce the volatility inherent in a direct investment with a single Investment Manager.

Because the Master Fund and the Investment Funds may use leverage, tax-exempt investors subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and other tax-deferred and tax-exempt investors, ordinarily could incur income tax liability to the extent that the Master Fund’s or the Investment Funds’ transactions are treated as giving rise to unrelated business taxable income (“UBTI”). However, UBTI is not generally attributed to investors through an entity classified as a corporation for U.S. federal income tax purposes (such as the Offshore Fund). Accordingly, in the opinion of the Fund’s counsel, the Offshore Fund should block UBTI exposure to which Shareholders in the Fund might otherwise be subject. If the Fund’s interpretations are incorrect and Shareholders are subjected to UBTI taxation, the Fund’s Board of Trustees will consider all relevant options, including the possible dissolution of the Fund. See “Tax Aspects.”

THE OFFERING	The Fund is offering on a continuous basis through Morgan Stanley Distribution, Inc. (the “Distributor”) $1,000,000,000 of shares of beneficial interest (“Shares”). Shares are offered in a continuous offering at the Fund’s then current net asset value per Share, plus any applicable sales load. See “Purchases of Shares.” The Distributor may enter into selected dealer agreements with various brokers and dealers (“Selling Agents”) that have agreed to participate in the distribution of the Fund’s Shares. The Distributor is an affiliate of the Adviser and may be affiliated with one or more Selling Agents. See “Plan of Distribution.” Shares may be purchased as of the first business day of each month from the Distributor or a Selling Agent at the Fund’s then current net asset value per Share plus any applicable sales load. Shares may also be purchased through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. See “Calculation of Net Asset Value.”

Investors purchasing Shares in the Fund (“Shareholders”) may be charged a sales load of up to 2% of the amount of the investor’s purchase, in the manner set forth below:

Investment Amount	Sales Load
Less than $500,000	2%
$500,000-$999,999	1.5%
$1,000,000-$4,999,999	1%
$5,000,000 or more	None

The Distributor and/or a Selling Agent may, in its discretion, waive the sales load for certain investors. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by a RIA, including an affiliate of the Adviser, or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such RIA or any of the Adviser and its affiliates may not be charged a sales load. See “Purchases of Shares.”

OFFSHORE FUND	The Offshore Fund is interposed between the Fund and the Master Fund. The Offshore Fund is organized as a LDC in the Cayman Islands. The Fund serves as the managing member of the Offshore Fund. Under Cayman Islands law, the Fund will not be exposed to any liability by virtue of being the managing member of the Offshore Fund. The Fund has received no-action relief from the staff of the Securities and Exchange Commission (the “SEC”) to permit non-U.S. investors to invest in the Offshore Fund. However, the ability of non-U.S. investors to invest in the Offshore Fund is subject to certain conditions, including a limitation on the ownership percentage non-U.S. investors can have in the Offshore Fund in order to ensure that the Fund will at all times control the Offshore Fund. The Offshore Fund has no independent investment discretion or other decision-making capabilities and effectively is controlled by the Fund’s Board of Trustees. Accordingly, any day-to-day management responsibilities of the Offshore Fund (which are expected to be minimal, such as distributing dividends to the Fund, processing repurchase requests from the Fund and transferring repurchase proceeds to the Fund) will be performed by the officers and service providers of the Fund. As a LDC, the Offshore Fund offers its members limited liability and is treated as a corporation under the taxation laws of the Cayman Islands and the United States. Income received by the Offshore Fund will be subject to U.S. income tax to the extent that it is U.S.-source income subject to withholding tax. Offshore Fund earnings will be distributed to the Fund as dividend income. Dividend income generally does not constitute UBTI to Shareholders. See “Structure—Offshore Fund” and “Tax Aspects.”

BOARD OF TRUSTEES	The Fund has a Board of Trustees (each member a “Trustee” and, collectively, the “Board of Trustees”) that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. The same Trustees also serve as the Master Fund’s Board of Trustees. See “Management of the Fund and the Master Fund.”

THE ADVISER	Morgan Stanley AIP GP LP serves as the Master Fund’s investment adviser (the “Adviser”). The Adviser, a limited partnership formed under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The day-to-day portfolio management, short-term cash management and operations of the Fund are the responsibility of Mustafa A. Jama, Chief Investment Officer, Fund of Hedge Funds team; José F. González-Heres, Portfolio Manager; Paresh Bhatt, Portfolio Manager; Mark L.W. van der Zwan, Portfolio Manager; Lawrence Berner, Portfolio Manager; Jarrod Quigley, Portfolio Manager; and Eric Stampfel, Portfolio Manager, subject to oversight by the Board of Trustees. See “Management of the Fund.”

The Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.

MANAGEMENT FEE	The Fund does not incur a separate management fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s management fee (the “Management Fee”). In consideration of the advisory and other services provided by the Adviser to the Master Fund, the Master Fund pays the Adviser a monthly Management Fee of 0.125% (1.50% on an annualized basis) of the Master Fund’s month-end net asset value (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month). The Management Fee is an expense paid out of the Master Fund’s assets and is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive allocations paid by the Investment Funds and indirectly paid by investors in the Master Fund. See “Management Fee.”

SHAREHOLDER SERVICING FEE	The Fund does not incur a separate shareholder servicing fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s shareholder servicing fee (the “Shareholder Servicing Fee”). The Master Fund pays the Distributor, and the Distributor pays each financial institution, broker-dealer and other industry professional that enters into a Shareholder Servicing Agreement with the Distributor (collectively, “Service Agents”) a quarterly Shareholder Servicing Fee of 0.0625% (0.25% on an annualized basis) of the net asset value of the outstanding shares of the Master Fund attributable to the clients of the Service Agent who are invested directly or indirectly (via the Fund and the Offshore Fund) in the Master Fund through the Service Agent’s distribution efforts. In exchange for this fee, the Service Agent will respond to Shareholder inquiries about the Master Fund, facilitate Master Fund communications with Shareholders, assist Shareholders in changing account designations or addresses, and assist Shareholders in processing repurchase requests.

ADVISER PAYMENTS	The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (including affiliated Selling Agents) (“Intermediaries”) in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund and/or Shareholder servicing. For example, the Adviser may pay compensation to Intermediaries for the purpose of promoting the sale of Shares of the Fund, maintaining balances of Shares, and/or for sub-accounting, administrative or Shareholder processing services. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the net asset value of the Fund or the Master Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial.
Such additional compensation will not exceed 0.125% of the average net asset value of the outstanding shares of the Master Fund beneficially owned directly or indirectly (via the Fund and the Offshore Fund) by customers of an Intermediary over the applicable quarter (0.50%
on an annualized basis).

With respect to each Intermediary that may receive such payments, these payments are expected to include the following amounts paid by the Adviser from its own funds: an amount not to exceed 0.50% of the net asset value of the Master Fund attributable to each client of such Intermediary who invests in the Master Fund directly or indirectly (via the Fund and the Offshore Fund). A portion of this payment may be paid through to the professional responsible for the client relationship and/or selling the Master Fund. This payment may be made as long as a client of an Intermediary is invested in the Master Fund directly or indirectly (via the Fund and the Offshore Fund).

The prospect of receiving, or the receipt of, additional ongoing compensation as described above by Intermediaries, out of the Adviser’s own funds and not as an additional charge to the Fund or the Master Fund, may provide such Intermediaries and/or their salespersons with an incentive to favor sales of Shares of the Fund, shares of the Master Fund and funds whose affiliates make similar compensation available, over sales of shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that Shareholders maintain their assets in the Fund rather than re-allocate assets to another investment. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund. See “Adviser Payments.”

FEES AND EXPENSES	The Fund bears all expenses incurred in the business of the Fund, and indirectly its pro rata portion of all expenses incurred by the Master Fund, including indirectly any charges and fees to which the Master Fund is subject as an investor in the Investment Funds. The Offshore Fund is expected to have minimal expenses. The portion of the Offshore Fund’s expenses allocated to the Fund will be paid by the Adviser or an affiliate of the Adviser. The portion of the Offshore Fund’s expenses allocated to the Offshore Fund’s non-U.S. investors will be paid by the non-U.S. investors. The Investment Funds will bear all expenses incurred in the business of the Investment Funds. See “Summary of Fees and Expenses” and “Fund, Offshore Fund and Master Fund Expenses.”

The Fund does not charge its Shareholders a separate administration fee. However, the Fund will incur its own transfer agency fees. State Street Bank and Trust Company (“State Street”), as Master Fund administrator, performs certain administration, accounting and investor services for the Master Fund. In consideration for these services, the Master Fund pays State Street an annual fee calculated based upon the average net assets of the Master Fund, subject to a minimum monthly fee, and reimburses certain of State Street’s expenses.

CONFLICTS OF INTEREST	The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund and/or the Master Fund. Morgan Stanley, an affiliate of the Adviser, is a diversified global financial services firm involved in a broad spectrum of financial services and asset management activities and may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Fund, its Shareholders or the Master Fund. See “Conflicts of Interest.”

PURCHASE OF SHARES	The minimum initial investment in the Fund by an investor is $50,000. Additional investments in the Fund must be made in a minimum amount of $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions.

The Fund will accept initial and additional purchases of Shares as of the first business day of each calendar month. The investor must submit a completed application form eight business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds two business days prior to the applicable purchase date in the full amount of the purchase (to enable the Master Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first business day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Other Risks—Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

ELIGIBLE INVESTORS	The Fund is being offered only to one or more of the following investors with a special tax status (i.e., tax-exempt or tax-deferred investors; hence the “STS” in the Fund’s name): (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts (“IRAs”) (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities. Each such investor also will be required to certify that the Shares are being acquired directly or indirectly for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are tax-exempt or tax-deferred and are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders

seeking to purchase additional Shares will be required to qualify as “Eligible Investors” at the time of the additional purchase. The Distributor and/or any Selling Agent or RIA may impose additional eligibility requirements for investors who purchase shares through the Distributor, such Selling Agent or RIA, respectively.

INVESTOR SUITABILITY	An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Investors have no right to require the Fund to redeem their Shares in the Fund. See “Other Risks—Closed-End Fund; Liquidity Risks.”

VALUATION	Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Investment Managers. Although the procedures approved by the Master Fund’s Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by the Investment Managers (which are unaudited). Accordingly, such valuations generally will be relied upon by the Master Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation. In addition, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be estimates only, subject to revision through the end of each Investment Fund’s annual audit. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure —Valuation.”

UNLISTED CLOSED-END STRUCTURE; LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS	Each of the Fund and the Master Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund and the Master Fund are closed-end funds. In addition, with very limited exceptions, the Fund’s Shares are not transferable and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Other Risks—Closed-End Fund; Liquidity Risks.”

REPURCHASES OF SHARES BY THE FUND	No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, and each such repurchase offer will generally be conducted in parallel with similar repurchase offers made by the Master Fund with respect to shares of the Master Fund (and by the Offshore Fund with respect to shares of the Offshore Fund). The Offshore Fund will conduct repurchase offers with respect to its shareholders, including the Fund and any non-U.S. shareholders of the Offshore Fund, on the same terms and conditions as those made by the Master Fund to its shareholders. Each such similar offer by the Master Fund with respect to shares of the Master Fund will generally apply to up to 15% of the net assets of the Master Fund. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that generally it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day). Each offer to repurchase Shares will generally commence approximately 125 days prior the applicable repurchase date.

The Fund’s assets consist primarily of its interest in the Master Fund, which is held through the Offshore Fund. Therefore, in order to finance the repurchase of Shares pursuant to the tender offers, the Fund may find it necessary to liquidate all or a portion of its indirect interest in the Master Fund. The Fund controls the Offshore Fund and, because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its indirect interest only pursuant to repurchase offers by the Master Fund made to the Offshore Fund, and a distribution from the Offshore Fund to the Fund of the proceeds. The Fund will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for the Master Fund’s shares. The Fund’s Board of Trustees also serves as the Board of Trustees for the Master Fund and the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Board will, in fact, decide to undertake such a repurchase offer. The Fund cannot make a repurchase offer larger than a repurchase offer made by the Master Fund. The Master Fund’s repurchase offers will generally apply to up to 15% of the net assets of the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Fund (through the Offshore Fund), on the same terms, which practice may affect the size of the Master Fund’s offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust. See “Repurchases and Transfers of Shares—No Right of Redemption” and “—Repurchases of Shares.”

The Master Fund is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds since late 2008). During such periods, the Master Fund may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Master Fund seek to liquidate its investment in an Investment Fund that maintains a side pocket, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See “Repurchases and Transfers of Shares—No Right of Redemption” and “— Repurchases of Shares.”

SUMMARY OF TAXATION	The following discussion is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding United States federal tax penalties, and was written to support the promotion or marketing of the Fund. Each investor should seek advice based on such person’s particular circumstances from an independent tax advisor.

The Fund intends to operate as a partnership and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. The Fund should not be subject to U.S. federal income tax, and each Shareholder is required to account for its distributive share of the Fund’s taxable income or loss. If the Fund were determined to be an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax, and any distributions of profits from the Fund would be treated as dividends. See “Tax Aspects.”

REPORTS TO SHAREHOLDERS	The Fund furnishes to Shareholders as soon as practicable after the end of each taxable year information as is required by law to assist the Shareholders in preparing their tax returns. Investment Managers typically experience delays in providing the necessary tax information, thereby causing a delay in the Adviser’s preparation of tax information for investors. This delay will require Shareholders to seek extensions on the time to file their tax returns. The Fund sends Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on a monthly or quarterly basis regarding the Fund’s operations during each month or quarter.

TERM	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Fund’s organizational documents.

PATENT APPLICATION	Man-Glenwood Lexington TEI, LLC, or an affiliate thereof (“MG”), has filed a patent application (the “Patent Application”) relating to a structure that interposes a Cayman Islands entity between the registered investment company and underlying master fund. The Patent Application has not been published and is not otherwise publicly available. The Adviser has not reviewed the Patent Application. In the event that MG obtains a U.S. Patent relating to the foregoing structure, then depending on a variety of factors including the Patent’s scope and validity, the Adviser may have to negotiate a mutually agreeable license to such Patent, which would impose additional costs on the Fund and the Shareholders, or, in the absence of such mutually agreeable license, the Fund may have to be dissolved and liquidated. In such event, Shareholders would have their Shares liquidated and such liquidation may result in the loss of some of their investment.

RISK FACTORS	An investment in the Fund involves a high degree of risk. These risks include the risks of:

• loss of capital, up to the entire amount of a Shareholder’s investment

• investing in a fund where the Investment Managers with which the Master Fund invests, in some cases, may be newly organized with limited operating histories upon which to evaluate their performance

•          investing in a fund where the Investment Funds in which the Master Fund invests may invest their assets in securities for which trading activity may be dramatically impaired or cease at any time (whether due to general market turmoil, problems experienced by a single issuer or market sector or other factors), such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset-backed commercial paper issued by structured investment vehicles and auction rate preferred shares

•          investing in a fund whose performance depends upon the performance of the Investment Managers with which the Master Fund invests and selected strategies, the adherence by such Investment Managers to their selected strategies, the instruments used by such Investment Managers and the Adviser’s ability to select Investment Managers and strategies and effectively allocate Fund assets (via the Master Fund) among them

•          investing in a fund that indirectly invests in the Master Fund that may borrow money (i.e., incur leverage) to make investments in Investment Funds and/or incur economic leverage via the use of derivatives, which may increase the volatility of the Master Fund (and indirectly the Fund)

•          investing in a fund that indirectly invests in the Master Fund, whose underlying Investment Funds may also incur leverage (whether via borrowing money or utilizing derivatives) for investment or other purposes, which may increase the volatility of the Investment Funds

•          investing in a fund where the Investment Managers with which the Master Fund invests may sell securities held by Investment Funds short, which involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short

•          investing in a fund that indirectly invests in the Master Fund, where the underlying Investment Funds’ short selling activities may be adversely affected by regulatory restrictions on short selling that may be imposed at any time

•          investing in a fund where the Investment Managers with which the Master Fund invests may invest the Investment Funds’ assets in securities of non-U.S. issuers, including those located in emerging markets, and where the Master Fund may invest in Investment Funds that may be denominated in non-U.S. currencies, thus exposing the Master Fund, (and thus the Fund and the Shareholders), to various risks that may not be applicable to U.S. securities.

•          investing in a fund where the Investment Managers with which the Master Fund invests may change their investment strategies (i.e., may experience style drift) at any time

•          investing in a fund where the Investment Managers with which the Master Fund invests may invest the Investment Funds’ assets without limitation in restricted and illiquid securities

•          investing in a fund where the Investment Managers with which the Master Fund invests may invest the Investment Funds’ assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies, the prices of which may be subject to erratic market movements

•          investing in a fund where the Investment Managers may charge investors in the Investment Funds, such as the Master Fund (and indirectly the Fund) asset-based fees and incentive allocations of as much as 20% to 30% of an Investment Fund’s net profits, which incentive allocations may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees

•          investing in a fund where an Investment Manager with which the Master Fund invests may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Master Fund and the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries

•          investing in a fund where an Investment Fund’s assets may be invested in a limited number of securities, which may subject the Investment Fund, and thus the Master Fund and the Fund, to greater risk and volatility than if investments had been made in a larger number of securities.

•          investing in illiquid securities of an unlisted closed-end fund, which are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer

•          investing in a fund where the Investment Managers with which the Master Fund invests may use derivatives for hedging and non-hedging purposes of the Investment Funds

•          investing in a fund that indirectly invests in the Master Fund, where the Investment Funds’ returns may exhibit greater correlations among each other and/or with fixed income or equity indices than anticipated by the Adviser, especially during times of general market turmoil such as that experienced during late 2008

•          investing in a fund that does not make periodic distributions; investors will be required to pay applicable taxes on their respective share of the Fund’s taxable income even if the Fund does not distribute such income

•          investing in a fund that has Selling Agents and indirectly invests in the Master Fund that has an Adviser, Investment Managers and Selling Agents who may have conflicts of interests with each other and with Selling Agents

•          investing in a non-diversified fund that may allocate a higher percentage of its assets to the securities of any one issuer than if it were a diversified fund

•          investing in a fund that invests substantially all its assets in an Offshore Fund that will not be registered as an investment company under the 1940 Act, and, therefore, the Fund will not be able to avail itself of 1940 Act protections

•          investing in a fund whose shareholders may not collectively own enough shares of the Master Fund to control the Master Fund, as the Master Fund’s other shareholders (including, indirectly, non-U.S. investors in the Offshore Fund) may also vote on Master Fund matters

•          investing in a fund whose structure may be affected by changes in Delaware, U.S. and/or Cayman Islands law

•          investing in a fund whose structure relies upon a position taken by the staff of the SEC, which could change in the future (as set forth herein under “Other Risks—Regulatory Change”)

•          investing in a fund whose structure may be subject to a U.S. patent (as set forth herein under “Other Risks—Man-Glenwood Patent Application”)

•          investing in a fund that is subject to, and indirectly invests (via the Master Fund) in Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds such as the Investment Funds in particular

Because the Fund invests indirectly in Investment Funds, through its indirect investment in the Master Fund, investors are subject to additional risks, including:

•          investing in a fund whose underlying (via the Master Fund) Investment Funds will not be registered as investment companies under the 1940 Act, and, therefore, the Fund, and thus the Shareholders, as indirect investors in such Investment Funds, will not be able to avail themselves of 1940 Act protections

•          investing in a fund whose underlying (via the Master Fund) Investment Managers may not currently be registered under the Advisers Act

•          investing in a fund whose investors will have no right to receive information about the Investment Funds in which the Master Fund invests or their Investment Managers, and who will have no recourse against Investment Funds in which the Master Fund invests or their Investment Managers

•          investing in a fund whose indirect investments (via the Master Fund) in certain underlying Investment Funds may be subject to initial lock-up periods during which the Master Fund (and, therefore, the Fund) may not withdraw its investment

•          investing in a fund that indirectly invests in the Master Fund, where certain underlying Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time, possibly requiring the Master Fund (and, therefore, the Fund) to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner

•          investing in a fund that may not be able to invest indirectly (via the Master Fund) in certain Investment Funds that are oversubscribed or closed or that may only be able to allocate (via the Master Fund) a limited amount of assets to an Investment Fund that has been identified as an attractive opportunity

•          investing in a fund whose investors will bear the operating expenses of the Fund, as well as two layers of asset-based fees and expenses—one at the Master Fund level and one at the Investment Fund level—and incentive allocations at the Investment Fund level

•          investing in a fund that may invest indirectly (via the Master Fund) a substantial portion of its assets in Investment Funds that follow a particular type of investment strategy, thus exposing the Fund and the Shareholders to the risks of that strategy (though the Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Funds’ liquidity constraints))

•          investing in a fund that indirectly invests (through the Master Fund) in a number of Investment Funds, resulting in investment related expenses that may be higher than if the Fund indirectly invested (through the Master Fund) in only one Investment Fund

•          investing in a fund where the Investment Managers may receive compensation for positive performance of the relevant Investment Fund in which the Master Fund invests in the form of the asset-based fees, incentive allocations and other expenses payable by the Fund as an indirect investor (via the Master Fund) in the relevant Investment Fund, even if the Fund’s overall returns are negative

•          investing in a fund where the Investment Managers with which the Master Fund invests make investment decisions independent of the Adviser and each other, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performance

•          investing in a fund many of whose assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate; the valuation of the Master Fund’s investments in Investment Funds is ordinarily determined based on valuations provided by their Investment Managers, who may face a conflict of interest as such valuations will be used to calculate fees payable to the Investment Manager and the Adviser, and the price at which purchases and repurchases are made

•          investing in a fund that indirectly invests (through the Master Fund) in Investment Funds that may hold a portion of their assets in “side pockets” (i.e., a sub-account established by an Investment Fund in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the other assets of the Investment Fund until some type of realization event occurs), which may further restrict the liquidity of the Master Fund’s investments in such Investment Funds, and thus the Shareholders’ investments in the Fund

•          investing in a fund that may not be able to vote on matters that require the approval of the investors of an underlying (via the Master Fund) Investment Fund, including a matter that could adversely affect the Fund’s indirect investment (through the Master Fund) in such Investment Fund

•          investing in a fund that, upon its withdrawal of all or a portion of its indirect interest (through the Master Fund) in an Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value

•          investing in a fund whose shareholders may not collectively own (indirectly) enough shares of the Master Fund to control the Master Fund, as the Master Fund’s other shareholders (including, indirectly, non-U.S. investors in the Offshore Fund) may also vote on Master Fund matters

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Types of Investments and Related Risks.”

SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund, the Offshore Fund and the Master Fund expect to incur and that Shareholders can expect to bear directly or indirectly.

TRANSACTION FEES
Maximum sales load (percentage of purchase amount)*	2.00%
Maximum redemption fee	Not applicable

ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets)
Management Fee**	1.50%
Acquired Fund Fees and Expenses***	5.83%
Interest Payments on Borrowed Funds****	0.19%
Other Expenses*****	0.70%
Total Annual Fund Expenses ******	8.22%

EXAMPLE:

You would pay the following fees and expenses (including the sales load) on a $1,000 investment, assuming a 5% annual return:†

1 year	3 years	5 years	10 years
$107	$286	$472	$976

Actual expenses may be greater or lesser than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.

†	On an investment of $50,000 the Example would be as follows:

EXAMPLE:

You would pay the following fees and expenses (including the sales load) on a $50,000 investment, assuming a 5% annual return:

1 year	3 years	5 years	10 years
$5,333	$14,281	$23,621	$48,799

*	Generally, the minimum initial investment by an investor in the Fund is $50,000, which minimum may be reduced for certain investors. Investors purchasing Shares may be charged a sales load of up to 2% of the Investor’s subscription. The table assumes the maximum sales load is charged.

Investment Amount	Sales Load
Less than $500,000	2%
$500,000—$999,999	1.5%
$1,000,000—$4,999,999	1%
$5,000,000 or more	None

The Distributor and/or a Selling Agent may, in its discretion, waive the sales load for certain investors. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by an investment adviser, including an affiliate of the Adviser, or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such investment adviser or of any of the Adviser and its affiliates may not be charged a sales load. The Master Fund will not charge a separate sales load for investments made by the Fund through the Offshore Fund. See “Plan of Distribution.”

**	This fee is paid to the Adviser at the Master Fund level.
***	The Acquired Fund Fees and Expenses include the operating expenses and performance-based incentive fees/allocations of the Investment Funds in which the Master Fund invested for the period ended December 31, 2010. These operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. In addition to operating expenses, the Investment Funds also incur trading expenses (primarily interest and dividend expenses), which are the byproduct of leveraging or hedging activities employed by the Investment Managers in order to enhance the Investment Funds’ returns. The impact of trading expenses to the Acquired Fund Fees and Expenses Ratio would be 3.90%. The information used to determine the Acquired Fund Fees and Expenses is generally based on the most recent shareholder reports received from the respective Investment Funds or, when not available, from the most recent communication from the Investment Funds. The agreements related to investments in Investment Funds provide for compensation to the Investment Funds’ managers/general partners in the form of management fees generally ranging from 1.0% to 3.0% annually of net assets and performance incentive fees/allocations generally ranging from 20% to 30% of net profits earned. Some Investment Funds employ a pass-through expense arrangement with no stated management fee. Fees and expenses of Investment Funds are based on historic fees and expenses. Future Investment Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Investment Funds, which may fluctuate over time. See below for the breakdown of the Acquired Fund Fees and Expenses:

Operating Expenses	3.90%
Incentive Fees	1.93%

Total Acquired Fund Fees and Expenses	5.83%

****	These expenses are paid at the Master Fund level. See “Investment Program — Leverage.”
*****	The expenses of the Offshore Fund are included in “Other Expenses.” The Adviser has agreed that all of the Offshore Fund’s expenses allocable to the Feeder Fund (based on the Feeder Fund’s pro rata share of the Offshore Fund’s shares) will be paid entirely by the Adviser or an affiliate of the Adviser.
******	The total annual Fund expenses include the Fund’s portion of the management fees, performance allocations and other expenses paid by the Investment Funds as set forth in the row titled “Acquired Fund Fees and Expenses.” This total differs from the amount of such expenses set forth under “Financial Highlights,” which does not include the Acquired Fund Fees and Expenses. In addition, the Adviser has agreed that all of the Offshore Fund’s expenses allocable to the Feeder Fund (based on the Feeder Fund’s pro rata share of the Offshore Fund’s shares) will be paid entirely by the Adviser or an affiliate of the Adviser. Any portion of the Offshore Fund’s expenses allocable to the Offshore Fund’s non-U.S. investors (based on the non-U.S. investors’ pro rata share of the Offshore Fund’s shares) will be allocated to the non-U.S. investors. The expenses of the Offshore Fund borne by the Adviser totaled less than 0.01% of the Fund’s net assets.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Fund, Offshore Fund and Master Fund Expenses,” “Management Fee,” “Shareholder Servicing Fee” and “Purchase of Shares.”

FINANCIAL HIGHLIGHTS

The financial highlights table below is intended to help you understand the Fund’s financial performance for the period from September 1, 2006 (commencement of operations) to December 31, 2006, and for the fiscal years ended December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010. The information reflects financial results for an investor that has been in the Fund since inception. The information has been audited by Ernst & Young LLP, whose report along with the financial statements are incorporated by reference into the Fund’s SAI. The SAI is available upon request. The following represents per Share data, ratios to average net assets and other financial highlights information for Shareholders. The calculations below are not annualized.

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Period from September 1, 2006(a) to December 31, 2006
For a Share outstanding throughout the period:
Net asset value, beginning of period	$993.96	$865.84	$1,159.35	$1,035.44	$1,000.00

Net investment loss(b)	(22.98)	(22.23)	(24.41)	(27.58)	(8.17)
Net realized and unrealized gain (loss) from investments	72.88	150.35	(269.10)	151.49	43.61

Net increase (decrease) resulting from operations	49.90	128.12	(293.51)	123.91	35.44

Net asset value, end of period	$1,043.86	$993.96	$865.84	$1,159.35	$1,035.44

Total Return(c)	5.02%	14.80%	(25.32%)	11.97%	3.54%
Ratio of total expenses to average net assets before expense reimbursements(d)	2.39%	2.40%	2.41%	2.54%	1.00%
Ratio of total expenses to average net assets after expense reimbursements(d)	2.39%	2.40%	2.41%	2.54%	0.83%
Ratio of net investment loss to average net assets(e)	(2.30%)	(2.39%)	(2.34%)	(2.44%)	(0.80%)
Portfolio Turnover(f)	23%	38%	23%	28%	5%
Net assets, end of period (000’s)	$519,585	$558,472	$551,606	$510,181	$121,379

(a)	Commencement of operations.
(b)	Calculated based on the average shares outstanding methodology.
(c)	Total return assumes a subscription of a Share in the Fund at the beginning of the period indicated and a repurchase of the Share on the last day of the period indicated, and does not reflect the impact of the sales load, if any, incurred when subscribing to the Fund.
(d)	Includes expenses allocated from the Master Fund.

(e)	Includes income and expenses allocated from the Master Fund.
(f)	The portfolio turnover rate reflects investment activity of the Master Fund.

The above ratios and total return have been calculated for the Shareholders taken as a whole. An individual Shareholder’s return and ratios may vary from these returns and ratios due to the timing of Share transactions.

THE FUND

The Fund, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a Delaware statutory trust on October 31, 2005. The Fund’s principal office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. Investment advisory services are provided to the Master Fund by the Adviser pursuant to the Investment Advisory Agreement. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. Responsibility for monitoring and overseeing the Master Fund’s investment program and its management and operation is vested in the individuals who serve on the Master Fund’s Board of Trustees. The same individuals serve on the Fund’s Board of Trustees and the Master Fund’s Board of Trustees. See “Management of the Fund and the Master Fund—Board of Trustees.”

USE OF PROCEEDS

The proceeds from the sale of Shares, not including the amount of any sales loads paid by investors and net of the Fund’s fees and expenses, are invested by the Fund as of the first business day of the month following the Fund’s receipt of such proceeds in the Offshore Fund, which in turn simultaneously invests all or substantially all of its assets in the Master Fund, a separate closed-end, non-diversified, management investment, company with the same investment objectives and strategies as the Fund.

The Fund expects that following receipt of the offering proceeds by the Master Fund, the Master Fund will invest such proceeds as soon as practicable (but not in excess of six months) after each subscription date, in accordance with the Fund’s and the Master Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investment Managers May Have Limited Capacity to Manage Additional Master Fund Investments” for a discussion of certain limitations applicable to the Master Fund’s ability to make investments in Investment Funds. See also “Other Risks—Availability of Investment Opportunities” for a discussion of the timing of Investment Funds’ subscription activities, market conditions and other considerations relevant to the timing of the Master Fund’s investments generally.

The Master Fund will pay the Adviser the full amount of the Master Fund’s management fee (the “Management Fee”), to which the Fund and its Shareholders are indirectly subject, during any period prior to which any of the Master Fund’s assets (including any proceeds received by the Master Fund from the offering of the Fund’s Shares) are invested in Investment Funds.

STRUCTURE

The Fund seeks capital appreciation by investing substantially all of its assets in AIP Absolute Return Fund LDC (the “Offshore Fund”), a Cayman Islands limited duration company (a “LDC”) with the same investment objectives and strategies as the Fund. The Offshore Fund in turn invests substantially all of its assets in the Master Fund, a registered investment company with the same investment objective and strategies as the Offshore Fund and the Fund. The Offshore Fund serves solely as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the assets. The Offshore Fund is recognized as a corporation under tax laws of the United States and the Cayman Islands. Any assets of the Fund and the Offshore Fund not invested in the Offshore Fund and the Master Fund, respectively, will be de minimis amounts of cash or cash equivalents to meet certain ongoing expenses. Unleveraged investments in entities treated as corporations for U.S. federal income tax purposes generally do not give rise to income that would be taxable to tax-exempt or tax-deferred investors. The Master Fund and the Offshore Fund have the same investment objective and strategies as the Fund. All investments are made at the Master Fund level. Thus, the Fund’s investment results will correspond directly to the investment results of the Master Fund.

Offshore Fund

The Offshore Fund is not registered as an investment company under the 1940 Act, and its securities are not registered under the 1933 Act. The Offshore Fund also is not required to file periodic reports under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Offshore Fund serves as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over its assets.

The Offshore Fund serves as a pass-through entity whereby unrelated business taxable income (“UBTI”) generated by the investment activities of the Master Fund (and Investment Funds) is not ultimately incurred by a member. The Offshore Fund is organized under the laws of the Cayman Islands as a LDC and is subject to the taxation provisions of the Cayman Islands as a corporation. A LDC organized in the Cayman Islands offers limited liability to its members. Such an entity generally may only carry on activities in the Cayman Islands in furtherance of its overseas (non-Cayman Islands) activities, such as the making of certain filings and performing other ministerial duties, the holding of board and shareholder meetings and any other activities that are necessary or appropriate to carry out its non-Cayman Island activities such as investing substantially all of its assets in the Master Fund. The Fund serves as the managing member of the Offshore Fund. The Fund has received no-action relief from the staff of the Securities and Exchange Commission (the “SEC”) to permit non-U.S. investors to invest in the Offshore Fund. However, the ability of non-U.S. investors to invest in the Offshore Fund is subject to certain conditions, including a limitation on the ownership percentage non-U.S. investors can have in the Offshore Fund in order to ensure that the Fund will at all times control the Offshore Fund. The Offshore Fund has no independent investment discretion or other decision-making capabilities and effectively is controlled by the Fund’s Board of Trustees. Accordingly, any day-to-day management responsibilities of the Offshore Fund (which are expected to be minimal, such as distributing dividends to the Fund, processing repurchase requests from the Fund and transferring repurchase proceeds to the Fund) will be performed by officers and service providers of the Fund.

Under Cayman Islands law, the liability of the Fund, in its capacity as a member of the Offshore Fund, is limited to the amount contributed, or agreed to be contributed, by the Fund to the capital of the Offshore Fund. In exceptional circumstances, a Cayman Islands court may ignore the separate legal personality of the Offshore Fund, including in the case of fraud, where the device of incorporation is used for an illegal or improper purpose, and where the Offshore Fund can be regarded as a mere agent of a member. As a result, in such a case the Fund, as the Offshore Fund’s managing member, would be directly liable, to the full extent of its assets, for the Offshore Fund’s liabilities.

As the Offshore Fund’s managing member, the Fund performs a function equivalent to that of a board of directors in a U.S. corporation. Under Cayman Islands law, a managing member of a company may be liable for breaches of fiduciary duty owed to the company’s other members. As the Offshore

Fund exercises no independent investment discretion, the possibility of a claim for a breach of fiduciary duty owed to the Offshore Fund’s members is limited. Such a claim could, however, be brought by non-U.S. investors in the Offshore Fund who are the Offshore Fund’s other members. As a managing member, the Fund also may be liable for breaches of fiduciary duty owed to the Offshore Fund’s third-party creditors, but only in exceptional circumstances where the Offshore Fund would be insolvent or nearly insolvent.

The Offshore Fund is not subject to regulation under the 1940 Act. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Offshore Fund Not Registered under 1940 Act; Not Required to File Reports under 1934 Act.”

Persons deemed to be affiliated with the Offshore Fund are the Fund, the Master Fund, the Adviser, the Distributor, and other Morgan Stanley affiliates.

Specialized Vehicle

The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a “private investment fund,” with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that may engage in a wide variety of investment strategies in pursuing absolute returns, including, among others, leverage, short selling and derivative transactions. Investment Funds typically offer their securities privately without registration under the 1933 Act in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of “investment company,” and hence are not registered as investment companies under the 1940 Act. The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies that generally are managed more conservatively than most private investment funds due to certain requirements imposed by the 1940 Act. These registered companies often impose relatively modest minimum investment requirements (such as $2,000 or less) and publicly offer their shares to a broad range of investors, in contrast to the higher minimum investment amounts and limited range of investors which, as set forth above, characterize the offerings of private investment funds’ securities. The advisers to registered closed-end investment companies are typically compensated through asset-based fees.

The Fund is similar to a private investment fund in that, through its indirect investment in the Master Fund, the Fund is actively managed and Shares are sold in relatively large minimum denominations to high net worth individual and institutional investors. In addition, the Investment Managers are typically entitled to receive incentive-based compensation. Unlike many private investment funds, however, the Fund, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in its investment program. The structure of the Fund was designed to permit certain special tax status (hence the “STS” in the Fund’s name) sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of Eligible Investors faced by many of those funds. The Fund also provides such investors access to the Master Fund, without incurring UBTI, through use of the interpositioned Offshore Fund.

INVESTMENT PROGRAM

Investment Objective

The Fund seeks capital appreciation by investing substantially all of its assets in the Offshore Fund, which has the same investment objective and strategies as the Fund. The Offshore Fund in turn invests substantially all of its assets in the Master Fund. Through its indirect investment in the Master Fund, the Fund invests its assets in investment funds (“Investment Funds”) managed by unaffiliated third-party Investment Managers who employ a variety of “absolute return” investment strategies in pursuit of attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns, as measured in the manner described below) consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Absolute return” investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and limits on the use of leverage. Absolute return strategies can be contrasted with “relative return strategies” which generally seek to outperform a corresponding benchmark equity or fixed income index. Because Investment Funds following absolute return investment strategies (whether hedged or not) are often described as “hedge funds,” the Fund’s investment program (through its indirect investment in the Master Fund) can be broadly referred to as a fund of hedge funds. The Fund measures the volatility of its returns by “standard deviation,” which is a measure of risk that represents the degree to which an investment’s performance has varied from its average performance over a particular period.

Through the selection and ongoing monitoring of Investment Funds, the Master Fund seeks to achieve capital appreciation that may exhibit moderate correlation with certain global equity indices and aims not to be disproportionately influenced by the performance of any single Investment Fund. In addition, by investing in a number of Investment Funds that primarily employ a variety of absolute return strategies, the Master Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds. Investing in a number of Investment Funds involves additional costs.

Investment Philosophy

Traditional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. As a registered investment company, the Fund is subject to such restrictions. By contrast, private, unregistered investment funds, such as the Investment Funds in which the Master Fund invests, are not subject to many of these limitations. The Adviser believes that the Master Fund’s strategy of investing substantially all of its assets in these types of Investment Funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

The Adviser intends to invest the assets of the Master Fund primarily in Investment Funds that employ the following strategies (among others), which are discussed in more detail below: inefficiencies in the relative pricing of securities (“relative value strategies”), Investment Manager skill and expertise with respect to creating and combining long and short securities selection programs (“security selection strategies”), inefficiencies in commercial financing markets (“specialist credit strategies”) and, on a more limited basis, Investment Manager predictions on the direction of market prices (“directional strategies”). The Adviser believes that a portfolio of alternative investment strategies may produce capital appreciation more consistently and with less volatility than would most individual traditional or alternative investment strategies. The Adviser also believes that the success of an investment program developed around these principles, such as that of the Master Fund, depends on the Adviser’s ability to successfully perform three key tasks: (1) discovering and developing access to attractive Investment Funds, (2) constructing a portfolio consisting of a number of such Investment Funds, and (3) managing and monitoring the risks of the Master Fund’s investments in such Investment Funds.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Master Fund to generally invest in these strategies through Investment Funds organized as limited partnerships or other vehicles providing limited liability to their investors. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Master Fund by limiting the Master Fund’s amount at risk to the amount invested in that Investment Fund. In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds by entering into derivative transactions, such as total return swaps, options and forwards. For example, to achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Master Fund may enter into one or more swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Swap Agreements.” The Master Fund’s investments in derivatives may involve significant economic leverage and thus may, in some circumstances, involve significant risks of loss and increase the volatility of the Master Fund’s returns. These risks may increase dramatically during times where general access to credit is severely impaired (i.e., a “credit crunch”) and/or during general market turmoil, such as that experienced during late 2008. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund.”

Investment Strategies

The Adviser intends to invest the assets of the Master Fund in Investment Funds that employ a variety of alternative investment strategies. As noted above, the Investment Managers to these Investment Funds generally conduct their investment programs through Investment Funds that have investors other than the Master Fund.

Some examples of the primary investment strategies that the Adviser considers with respect to the Master Fund are described below:

Relative Value Strategies. Relative value strategies focus on identifying and exploiting spread relationships between pricing components of financial assets or commodities, either with respect to single assets or commodities or groups of assets or commodities whose prices are deemed to move in relation to each other. These strategies seek to avoid assuming any outright market risk, although the risk of loss may be significant if the Investment Manager has incorrectly evaluated the nature or extent of the expected spread relationships or if unexpected intervening events affect these relationships. Examples of relative value strategies include the following:

Convertible Arbitrage Strategies—Convertible arbitrage strategies seek to exploit anomalies in price relationships between convertible securities and the securities into which they convert.

Merger Arbitrage Strategies—Merger arbitrage strategies seek to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring, or similar corporate transaction.

Statistical Arbitrage Strategies—Statistical arbitrage strategies seek to use systematic models to build long and short portfolios of securities whose current prices are predicted to increase or decrease based on established statistical relationships.

Other arbitrage strategies seek to exploit anomalies in price spreads between related or similar instruments. These strategies will typically include fixed income, capital structure, volatility, and mortgage-backed securities arbitrage.

Security Selection Strategies. Security selection strategies combine long positions and short sales with the aim of benefiting from the Investment Manager’s ability to select investments while offsetting some systematic market risks. Market exposure can vary substantially, leading to a wide range of risk and return profiles. There is, in addition, no guarantee that an Investment Manager will be able to minimize systematic or other risks effectively. Security selection strategies are expected to be primarily equity-oriented, but they may also involve sovereign and corporate debt securities. There are three distinct security selections strategies:

Opportunistic Equity Strategies—Opportunistic equity strategies seek to maintain varying degrees of directional exposure to the equity markets, based on the assessment by Investment Funds’ respective Investment Managers of market conditions and underlying company fundamentals. Core long holdings of some Investment Funds may be concentrated, depending on the investment approach of their respective Investment Managers.

High Hedge Equity Strategies—High hedge equity strategies seek to have limited or low net exposure to equity markets. Investment Funds may maintain short equity positions which attempt to mitigate a portion of the market exposure resulting from long equity positions.

Activist Equity Strategies—Activist equity strategies seek to accumulate concentrated positions in order to exert influence on underlying company management with the objective of increasing shareholder value. The Investment Manager may work with the management team of the target company to design an alternate strategic plan and may secure appointment of persons to the target company’s board of directors. The Investment Manager may initiate shareholder actions (including those which may be opposed to the target company’s management) seeking to maximize value, including such actions as corporate restructurings, share repurchases, management changes, asset sales, and asset divestitures.

Specialist Credit Strategies. Specialist credit strategies seek to lend to credit-sensitive issuers (generally below investment grade, typically referred to as “junk” issuers). Their potential investment edge is derived from the Investment Manager’s expected ability to perform a high level of due diligence and to take advantage of what the Investment Manager discerns to be relatively inexpensive securities. The securities may be inexpensive due to regulatory anomalies or other constraints on traditional lenders (e.g., disclosure rules and speed of decision-making processes). Risk of loss may be significant if the Investment Manager’s credit judgments are incorrect. There are three distinct specialist credit strategies:

Credit Trading Strategies—Credit trading strategies seek exposure to credit-sensitive securities (whether long, short, or both) based on credit analysis of issuers and securities and on credit market views.

Distressed Securities Strategies—Distressed securities strategies seek to invest in companies suffering financial distress. They seek capital appreciation and do not focus on the high-yield nature of the assets.

Private Placement Strategies—Private placement strategies seek to make short-term private placements in companies, usually pursuant to Regulation D under the 1933 Act. Regulation D allows small firms to raise capital very quickly and relatively cheaply. Investment Managers seek to benefit from underpriced equity options often embedded in the financing transaction.

Directional Strategies. Directional trading strategies are based on speculating on the direction of market prices of currencies, equities, bonds, and commodities in the futures and cash markets. Investment horizons vary considerably, but a key characteristic of the strategies is that Investment Managers can normally reverse their market view as they see a situation unfold. Some Investment Managers may employ model-based systems to generate buy and sell signals. Others use a more subjective approach, ultimately using their own discretionary judgment in implementing trades. Risk of loss may be significant if the Investment Manager’s judgment is incorrect as to the direction, timing, or extent of expected market moves. Strategies include without limitation macro trading, tactical asset allocations, and commodity trading activities.

Global Macro and Commodity Trading Advisor (“CTA”) Strategies—Global macro and CTA strategies can be characterized as following long-term economic trends. Global macro hedge funds can be classified as utilizing either a “systematic” approach, using quantitative methods such as computer models and simulations in their trading strategies, or a “discretionary” approach, relying on manager discretion in their trading strategies. Global macro managers use price and volume information in conjunction with valuation information as inputs in their trading decisions. CTA strategies typically focus on managed futures, either on their own or in combination with other derivatives, and can be classified as either long-term trend followers or short-term managed future program styles. CTA managers primarily use price and volume information as inputs in their trading decisions.

Investment Selection

The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Master Fund’s Board of Trustees.

The Adviser selects opportunistically from a wide range of Investment Funds in order to create a broad-based portfolio of such funds while seeking to invest in compelling investment strategies and with promising Investment Managers at optimal times.

The Adviser and its personnel use a wide range of resources to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by the Master Fund. These resources include, but are not limited to, the experience of the Adviser’s personnel and their contacts with Investment Managers; academics and prime-broker groups; Morgan Stanley’s global network; conferences and seminars; contacts with selected family offices and investors in other funds managed by the Adviser or its affiliates; academic journals and database research and ideas generated from within the Adviser.

To narrow the set of Investment Funds and investment strategies initially identified for consideration, the Adviser conducts ongoing analysis of Investment Managers and investment strategies. The Adviser’s criteria include both quantitative measures such as past performance and systematic risk exposures, to the extent that data is available; and qualitative factors such as the reputation, experience and training of the Investment Manager and the ability of the Investment Manager to articulate a coherent investment philosophy and risk control process.

The Adviser expects that only a few Investment Funds will be deemed sufficiently interesting to warrant further review after the initial analysis. Following this analysis, the Adviser conducts extensive due diligence on the Investment Funds that it considers likely to generate superior, risk-adjusted returns consistent with the Adviser’s views at that time as to both the most attractive strategy types and the needs of the Master Fund’s existing portfolio. The due diligence process typically, but not in every case, includes meetings with the Investment Manager to seek to understand the Investment Manager’s investment strategy, investment philosophy and portfolio construction procedures. The due diligence process seeks to identify the types of securities and other instruments held or techniques utilized and to confirm the presence of and adherence to an investment and risk control process. The due diligence process also typically includes quantitative analysis of the investment strategy, including an analysis of past performance history and risk factors.

If the Adviser’s assessment of the abilities of the Investment Manager and the attractiveness of the investment strategy employed by the Investment Manager are sufficiently positive, then further due diligence typically will be performed. The additional diligence generally involves an analysis of the operational and legal structure of the Investment Fund and background investigations of the Investment Manager. The Investment Manager’s fee structure, the depth and quality of the Investment Manager’s organization, the legal terms and conditions of the Investment Fund’s governing documents, the potential for developing and maintaining a long-term relationship with the Investment Manager and the likely alignment of interests between the Investment Fund, its Investment Manager and the Master Fund are examples of factors that the Adviser typically investigates.

The Adviser’s personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments and utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Master Fund, see “The Adviser.”

The Master Fund’s performance benchmark is the HFRI Fund of Funds Diversified Index (the “Performance Benchmark”). The Performance Benchmark is sponsored by Hedge Fund Research, Inc. (“HFRI”), a research firm specializing in the aggregation and analysis of alternative investment information. HFRI is not affiliated with the Master Fund, the Fund or Morgan Stanley. The Performance Benchmark comprises funds of hedge funds classified by HFRI as “diversified.” Funds of hedge funds classified by HFRI as “diversified” do not necessarily meet applicable diversification tests under the 1940 Act or the Internal Revenue Code. Rather, funds of hedge funds classified by HFRI as “diversified” seek to minimize losses during down markets while still achieving excellent returns in up markets, and they seek to do so by investing in underlying hedge funds collectively pursuing a variety of investment strategies and managed by multiple investment managers. These characteristics serve to distinguish the Performance Benchmark from other fund-of-hedge-funds indices established by HFRI, which typically include funds of hedge funds collectively pursuing a few selected investment strategies. As set forth in this Prospectus under “Investment Program — Investment Strategies,” the Master Fund’s investment program and strategies substantially conform to HFRI’s classification standards for “diversified” funds of hedge funds. The Performance Benchmark will be used solely to measure the Master Fund’s relative performance, and not to determine selection of Investment Funds or allocation to any particular investment strategy followed by Investment Funds. For historical performance of the Performance Benchmark and other broad market equity and fixed income indices, please refer to the Appendix to this Prospectus.

Portfolio Construction

The Adviser allocates Master Fund assets among the Investment Funds that, in its view, represent attractive investment opportunities. Allocation depends on the Adviser’s assessment of the likely risks and returns of various investment strategies that the Investment Funds utilize and the likely correlation among the Investment Funds under consideration. The Adviser generally seeks to invest substantially all of the Fund’s assets in Investment Funds whose expected risk-adjusted returns are deemed attractive and likely to have limited correlations among each other or with fixed income or equity indices. The Adviser periodically reallocates the Master Fund’s investments among Investment Funds in order to increase the Fund’s expected risk-adjusted return.

While each of the Fund and the Master Fund is a “non-diversified” fund under the 1940 Act, the Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect on the Master Fund of losses or poor returns by any one Investment Fund. There is no guarantee, however, that the Master Fund will be able to avoid substantial losses due to poor returns by an Investment Fund or that the Adviser’s expectations regarding Investment Funds’ limited correlations among each other or with fixed income or equity indices will prove correct. The Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Funds’ liquidity constraints) and to limit investments in any one Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase). The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund’s outstanding voting securities. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote.”

Investment Funds in which the Master Fund invests are not subject to the Fund’s or the Master Fund’s investment restrictions and are generally not subject to any investment limitations under the 1940 Act or the Code (as hereinafter defined). Therefore, neither the Fund nor the Master Fund is entitled to the protections of the 1940 Act with respect to the Investment Funds.

For example, the Investment Funds are not required to, and may not, hold custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund. In addition, the Investment Managers of the Investment Funds may not currently be registered as investment advisers under the Advisers Act, although they may be required to register in the near future. See “Other Risks—Legal and Regulatory Risks.”

In response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of the Master Fund’s shares.

Leverage

The Master Fund may borrow money in connection with its investment activities—i.e., the Master Fund may utilize leverage. Specifically, the Master Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement (as defined below). The Master Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Master Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Master Fund’s receipt of redemption proceeds from another Investment Fund). The Master Fund has entered into a credit facility in the form of a variable funding note (the “Note”) with Credit Suisse International (the “Lender”). Pursuant to the terms of the Note, the Master Fund may borrow money from the Lender in a minimum aggregate outstanding amount of $30 million up to a maximum aggregate outstanding amount of $125 million, but in no event more than 25% of the value of the Master Fund’s net assets (and further subject to the Asset Coverage Requirement, as defined below). The Note is currently scheduled to terminate as of December 21, 2011, but may be extended. Upon the termination of the Note, the Master Fund must repay all amounts borrowed pursuant to the terms of the Note.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). The Master Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Adviser intends to limit the Master Fund’s borrowings such that the Master Fund will have asset coverage of at least 400% of its indebtedness. In addition to borrowing money, the Master Fund may also incur economic leverage via the use of derivatives.

Investment Funds may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008. In general, the use of leverage by Investment Funds or the Master Fund may increase the volatility of the Investment Funds or the Master Fund. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund” and “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.”

Risk Management and Monitoring of Investments

As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and, in some cases, the extent to which leverage is used. The Investment Managers selected by the Master Fund have full discretion, without the Master Fund’s input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, partnership agreements or other governing documents of the Investment Funds. The Investment Funds are generally not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S., large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. Although the Investment Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in equity-related instruments, currencies, financial futures, debt-related instruments, and any other instruments that are deemed appropriate by the relevant Investment Manager and permitted under the relevant Investment Fund’s governing documents. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund, and involves certain risks. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks.”

The Adviser monitors the risks of individual Investment Funds and of the portfolio in the aggregate. The primary goal of this process with respect to individual Investment Funds is to determine the degree to which the Investment Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Master Fund’s assets among those Investment Funds. With respect to aggregate portfolio monitoring, the Adviser endeavors to monitor, to the best of its ability, the Master Fund’s aggregate exposures to various alternative investment strategies and to various aggregate risks. The Adviser may use futures, options, swaps or other instruments to balance the overall mix and/or manage risk, subject to certain limitations contained in the 1940 Act. Such derivatives may be based on various underlying instruments, including Investment Funds, individual securities, securities indices or interest rates. Such derivatives entail certain risks. See “Types of Investments and Related Risks— Special Investment Instruments and Techniques.”

The Adviser monitors the operation and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Investment Manager and prevailing market conditions. The Adviser solicits such information from the Investment Manager and other sources, such as prime brokers, that the Adviser deems necessary to properly assess the relative success or failure of an Investment Fund. Prime brokers typically are large full-service brokerages that provide clients with research-related goods and services and support infrastructure to engage in various trading strategies. Morgan Stanley, as prime broker, may be privy to non-public information about the performance of an Investment Fund, which it generally would not disclose to the Adviser, the Fund, the Master Fund or Shareholders without express permission to do so. Accordingly, Shareholders may not know important information that could result in a deterioration in the Master Fund’s performance notwithstanding that certain affiliates or entities within Morgan Stanley will have such information. The Adviser conducts reviews with Investment Managers and the Adviser’s network and analyses of data. Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

Based on the Adviser’s assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Master Fund, the Adviser may periodically adjust the Master Fund’s allocations among Investment Funds.

The Master Fund’s investment program entails substantial risks. There can be no assurances that the investment objectives of the Master Fund (including its risk monitoring goals) will be achieved, and results may vary substantially over time. The Master Fund may consider it appropriate, subject to applicable laws and regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin, or leverage in the Master Fund’s investment program. Such investment techniques can substantially increase the adverse impact to which the Master Fund’s investment portfolio, and thus the Fund, may be subject. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques.”

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Fund’s total net assets may be expected to fluctuate in response to fluctuations in the value of the Investment Funds in which the Master Fund invests. Discussed below are the investments generally made by Investment Funds and, where applicable, the Master Fund directly, and the principal risks that the Adviser, the Master Fund and the Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund through its indirect investment in the Master Fund. The Master Fund invests substantially all its assets in Investment Funds. The Master Fund’s direct investments generally are limited to derivative investments to gain exposure to certain Investment Funds, such as total return swaps, options and futures. Additionally, in response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of the Master Fund’s shares. When the Master Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

Investment Related Risks

General Economic and Market Conditions. The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of security prices and liquidity of the Fund’s investments. Unexpected volatility or lack of liquidity, such as the general market conditions that have prevailed recently, could impair the Fund’s profitability or result in its suffering losses.

Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade, of their clearinghouses, of any counterparty to an Investment Fund’s transactions or of any service provider to an Investment Fund (such as an Investment Fund’s “prime broker”). In times of general market turmoil, even large, well-established financial institutions may fail rapidly with little warning.

Investment Funds are subject to the risk that trading activity in securities in which the Investment Funds invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for an Investment Fund to properly value any of its assets represented by such securities. In particular, since late 2007, the trading market for certain classes of securities (such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset-backed commercial paper issued by structured investment vehicles and auction rate preferred shares) has been dramatically impaired, resulting in greater difficulties valuing such securities for which a robust market previously had existed. For additional valuation risks to which

Investment Funds may be subject, see “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation.”

The deterioration of the credit markets since late 2007 generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. In particular, events in the financial sector during late 2008 have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign. These events have included, but are not limited to, the U.S. government’s placement of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation under conservatorship, the bankruptcy filing of Lehman Brothers Holdings Inc., the sale of Merrill Lynch to Bank of America, the U.S. government support of American International Group, Inc., the sale of Wachovia to Wells Fargo, the election of Morgan Stanley and Goldman Sachs to be regulated as bank holding companies, reports of credit and liquidity issues involving certain money market mutual funds, and emergency measures by the U.S. and foreign governments banning short-selling.

The Master Fund may invest in Investment Funds that have substantial exposure to the securities of financial services companies. As a result of the foregoing events, numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Moreover, certain financial companies have avoided collapse due to intervention by the U.S. regulatory authorities (such as the Federal Deposit Insurance Corporation or the Federal Reserve System), but such interventions have often not averted a substantial decline in the value of such companies’ common stock. Issuers that have exposure to the real estate, mortgage and credit markets have been particularly affected by the foregoing events and the general market turmoil, and it is uncertain whether or for how long these conditions will continue. Moreover, legal or regulatory changes applicable to financial services companies may adversely affect such companies’ ability to return to previous levels of profitability. See “Other Risks—Legal and Regulatory Risks.”

In addition, the recent market turmoil and weakened position of many financial services companies have forced many such companies to reduce or terminate the credit they have extended to hedge funds, which has in turn forced many hedge funds to “deleverage” by selling large portions of their investments in a fairly short period of time. If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot cover its outstanding indebtedness. See “Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund” and “Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.”

The Master Fund may take a position in Investment Funds that invest in the publicly traded and privately placed equity or other securities of companies in the information technology and Internet sectors. These investments are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser. The public equity markets have in the past experienced significant price volatility, especially in the technology sector.

General Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the Master Fund’s investment activities will be successful or that Shareholders will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Investment Manager of such

Investment Fund is increased. Following below are some of the more significant specific risks that the Adviser and the Fund believe are associated with the Investment Funds’ styles of investing:

Equity Securities. Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See “Non-U.S. Securities.” Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. See “Smaller Capitalization Issuers.”

Short Sales. An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager’s view, the security is over-valued in relation to the issuer’s prospects for earnings growth. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund’s short position will be available for purchase.

An Investment Fund may make “short sales against-the-box,” in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with initiating, maintaining and closing-out short sales against-the-box.

On September 19, 2008, in response to spreading turmoil in the financial markets, the Securities and Exchange Commission (the “SEC”) temporarily banned short selling in the stocks of numerous financial services companies, and also promulgated new disclosure requirements with respect to short positions held by investment managers. Various international regulatory bodies, including the United Kingdom’s Financial Services Authority, also promulgated restrictions on short selling at that time. The SEC’s temporary ban on short selling of such stocks has since expired, but similar restrictions and/or additional disclosure requirements may be promulgated at any time, especially if market turmoil persists. If Investment Funds are subjected to such new restrictions, they may be forced to cover short positions more quickly than otherwise intended and may suffer losses as a result. Such restrictions may also adversely affect the ability of Investment Funds to execute their investment strategies generally, especially if short selling is a fundamental element of their strategies. The SEC has subsequently adopted amendments to Regulation SHO under the Securities Exchange Act of 1934 that restrict the ability to engage in a short sale at a price that is less than or equal to the current best bid if the price of the covered security has decreased by 10% or more from the covered security’s closing price as of the end of the prior day (a “short sale-related circuit breaker”). See “Types of Investments and Related Risks—Other Risks—Legal and Regulatory Risks.”

Bonds and Other Fixed Income Securities. Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S.

Government or one of its agencies or instrumentalities (“U.S. Government securities”) or by a non-U.S. government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Investment Funds may invest in fixed income securities rated investment grade or non-investment grade (commonly referred to as junk bonds) and may invest in unrated fixed income securities. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Mortgage-Backed Securities. Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Master Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

The Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities (“ARMs”), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation (“CMO”) derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to an Investment Fund. So-called “subprime” mortgages (mortgage loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages) have experienced higher rates of delinquency, and such delinquencies have increased dramatically since 2007. These increased mortgage delinquencies have adversely impacted the market for mortgage-backed securities generally (including derivatives or other instruments linked to the value of such securities) and led to turmoil in the credit markets generally. In particular, holders of mortgage-backed securities have experienced great difficulty in valuing such securities in light of the dramatically reduced market for mortgage-backed securities. See “Types of Investments and Related Risks—Investment Related Risks—Highly Volatile Markets” and “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation.”

Non-U.S. Securities. Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (referred to collectively as “ADRs”), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result, non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets. Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions, or devaluations of non-U.S. currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund’s non-U.S. currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies. In addition, certain Investment Funds may be denominated in non-U.S. currencies. Subscription amounts contributed by the Master Fund for investment in such an Investment Fund will be converted immediately by the relevant Investment Manager from U.S. Dollars into the applicable foreign currency at the then applicable exchange rate determined by and available to the Investment Manager. In certain cases, depending on the applicable circumstances, the exchange rate obtained by the Investment Manager may be less advantageous to the Master Fund than other rates available to the Master Fund directly.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

An Investment Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund’s existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund’s investment objective, such as when the Investment Manager to an Investment Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund’s investment portfolio.

Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

Leverage Utilized by the Master Fund. The Master Fund may borrow money in connection with its investment activities—i.e., the Master Fund may utilize leverage. Specifically, the Master Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement. The Master Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Master Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Master Fund’s receipt of redemption proceeds from another Investment Fund). The Master Fund has entered into the Note with the Lender, pursuant to which the Master Fund may borrow money from the Lender in a minimum aggregate outstanding amount of $30 million up to a maximum aggregate outstanding amount of $125 million, but in no event more than 25% of the value of the Master Fund’s net assets (and further subject to the Asset Coverage Requirement). See “Investment Program – Leverage.”

The use of leverage is speculative and involves certain risks. Although leverage will increase the Master Fund’s investment return if the Master Fund’s interest in an Investment Fund purchased with borrowed funds earns a greater return than the interest expense the Master Fund pays for the use of those funds, the use of leverage will decrease the return on investments in the Fund if the Master Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Master Fund, especially in times of a “credit crunch” or during general market turmoil, such as that experienced during late 2008. The Master Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Master Fund may terminate or refuse to renew any credit facility into which the Master Fund has entered. If the Master Fund is unable to access additional credit, it may be forced to redeem investments in Investment Funds at inopportune times, which may further depress the returns of the Master Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness). The Master Fund’s borrowings will at all times be subject to the Asset

Coverage Requirement. The Adviser intends to limit the Master Fund’s borrowings such that the Master Fund will have asset coverage of at least 400% of its indebtedness.

In addition to borrowing money, the Master Fund may also incur economic leverage via the use of derivatives. These instruments may nevertheless, in some cases, involve significant risks of loss.

Leverage Utilized by Investment Funds. The Investment Funds may also utilize leverage in their investment activities. Specifically, some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. Investment Funds that utilize leverage are subject to the same risks as the Master Fund with respect to its use of leverage as set forth above, and may also be subject to the following additional risks: Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. In the market turmoil (particularly during late 2008), numerous hedge funds have faced margin calls and been required to sell large portions of their investments in rapid fashion so as to meet these calls. In addition, the current market turmoil and weakened position of many financial services companies have forced many such companies to reduce or terminate the credit they have extended to hedge funds, which has in turn forced many hedge funds to deleverage in similar fashion. A substantial number of hedge funds have been forced to liquidate as a result. If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot meet its margin calls or otherwise cover its outstanding indebtedness. In addition, legal and regulatory changes applicable to hedge funds and/or financial services companies generally may either force Investment Funds to deleverage or otherwise limit their ability to utilize leverage. See “Other Risks — Legal and Regulatory Risks.”

The Asset Coverage Requirement does not apply to Investment Funds. Accordingly, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

In seeking “leveraged” market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that may involve significant economic leverage and may, in some cases, involve significant risks of loss, especially in highly volatile market conditions such as those currently being experienced.

Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

Distressed Securities. Certain of the companies in whose securities the Investment Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. An Investment Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Investment Fund experiencing greater risks than it would if investing in higher rated instruments.

Non-Diversified Status. Each of the Fund and the Master Fund is a “non-diversified” investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund’s and the Master Fund’s net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such a limitation on diversification. The Master Fund will, however, endeavor to limit investments in any single Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase). An Investment Manager may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Master Fund and the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

Purchasing Initial Public Offerings. The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. Such volatility can affect the value of the Master Fund’s investment in Investment Funds that invest in these shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income. In addition, an investment in an initial public offering may have a disproportionate impact on the performance of an Investment Fund that does not yet have a substantial amount of assets. This impact on an Investment Fund’s performance may decrease as an Investment Fund’s assets increase.

Special Investment Instruments and Techniques

Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund’s investment objective. The Adviser, on behalf of the Master Fund, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. The Master Fund, and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions (“Derivatives”). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund or the Master Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or the Master Fund as a whole. Derivatives permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on the performance of an Investment Fund or the Master Fund. The Adviser’s use of Derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or an Investment Fund’s underlying investments (for example, where an Investment Fund is concentrated in a given sector). The Adviser may enter into these types of Derivatives where, for example, an Investment Fund in which the Master Fund would like to invest does not have sufficient capacity for a direct investment on the part of the Master Fund. The Adviser may also enter into Derivatives to adjust market or risk exposure generally.

If an Investment Fund or the Master Fund invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or the Master Fund or result in a loss. An Investment Fund or the Master Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund or the Master Fund is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

Options and Futures. The Master Fund and the Investment Funds may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Master Fund or the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Master Fund or an Investment Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

The Master Fund and the Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Master Fund or the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

The Master Fund and the Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund or the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, or the Master Fund or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the CFTC.

Engaging in transactions in futures contracts involves risk of loss to the Master Fund or the Investment Fund that could adversely affect the value of the Master Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Master Fund or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Positions of the SEC and its staff may require the Adviser to segregate permissible liquid assets in connection with its options and commodities transactions in an amount generally equal to the value of the underlying option or commodity. The segregation of these assets will have the effect of limiting the Adviser’s ability otherwise to invest those assets.

Call and Put Options on Securities Indices. The Master Fund or Investment Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Master Fund or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of options on stock indexes will be subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Master Fund or an Investment Fund may enter into equity, interest rate, and index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Master Fund or an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.

The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a “basket” of securities representing a particular index.

Most swap agreements entered into by the Master Fund or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Master Fund or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Master Fund’s or the Investment Fund’s risk of loss consists of the net amount of payments that the Master Fund or the Investment Fund contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Master Fund may enter into one or more swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other Derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other Derivatives as described above is unclear. Swap agreements and other Derivatives used in this manner may be treated as a “constructive ownership of the reference property,” which may result in a portion of any long-term capital gain being treated as ordinary income.

The Master Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Master Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Master Fund. To the extent that the Master Fund’s Derivatives are entered into for hedging purposes, the Adviser believes that such obligations do not constitute “senior securities” under the 1940 Act and, accordingly, will not treat them as being subject to the Master Fund’s borrowing restrictions.

Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities. Investment Funds may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund may incur a loss.

Restricted and Illiquid Investments. Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

The Master Fund’s interests in Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Master Fund’s ability to liquidate and withdraw from an interest in an

Investment Fund will likely be limited. The Master Fund is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds since late 2008). Investment Funds may also assess fees for redemptions or other withdrawals. The limited liquidity of these Investment Funds’ interests may adversely affect the Master Fund were it to have to sell or redeem such interests at an inopportune time. The Master Fund and the Fund may need to suspend or postpone repurchase offers if the Master Fund is not able to dispose of its interests in Investment Funds in a timely manner.

Some of the Investment Funds may hold a portion of their assets in “side pockets,” which are sub-accounts within the Investment Funds in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the Investment Fund’s other assets until some type of realization event occurs. Side pockets thus have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Investment Funds may provide. Should the Master Fund seek to liquidate its investment in an Investment Fund that maintains these side pockets, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until the Master Fund is permitted to fully liquidate its interest in the Investment Fund, the value of its investment in such Investment Fund could fluctuate based on adjustments to the fair value of the side pocket as determined by the Investment Manager. In addition, if an Investment Fund establishes a side pocket prior to the Master Fund’s investing in the Investment Fund, the Master Fund (and thus the Fund and the Shareholders) may not be exposed to the performance of the Investment Fund’s assets held in the side pocket.

Counterparty Credit Risk. Many of the markets in which the Master Fund and the Investment Funds effect their transactions are “over-the-counter” or “interdealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent the Master Fund or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, the Master Fund or Investment Fund may take a credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject the Master Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Master Fund and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Master Fund. In addition, the Master Fund and the Investment Funds are subject to the risk that a counterparty may be unable to settle a transaction due to such counterparty’s insolvency, inability to access sufficient credit, or other business factors.

Offshore Fund Not Registered Under 1940 Act; Not Required to File Reports Under 1934 Act. The Offshore Fund is not registered as an investment company under the 1940 Act. The Fund, which invests substantially all of its assets in the Offshore Fund, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies with respect to its investment in the Offshore Fund. In addition, the Offshore Fund will not be requested to file and issue periodic reports to its shareholders, including the Fund, under the 1934 Act. Shareholders accordingly will not receive such reports regarding the activities of the Offshore Fund. The Fund, however, will control the Offshore Fund, making it unlikely that the Offshore Fund will take action contrary to the interests of Shareholders of the Fund.

Risks of Fund of Hedge Funds Structure

The Investment Funds are not registered as investment companies under the 1940 Act. The Fund, as an investor in these Investment Funds through its indirect investment in the Master Fund, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. In addition, the Investment Managers of the Investment Funds often are not currently registered as investment advisers under the Advisers Act, although they may be required to register in the near future. Although the Adviser periodically receives information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. An Investment Fund may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. Investment Managers may change their investment strategies (i.e., may experience style drift) at any time. In addition, the Fund, the Master Fund and the Adviser have no control over the Investment Funds’ investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas. The performance of the Fund depends on the success of the Adviser in selecting Investment Funds for investment by the Master Fund and the allocation and reallocation of Master Fund assets among those Investment Funds.

The Investment Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies. It is anticipated that the Investment Funds in which the Master Fund invests generally will maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as required in the case of registered investment companies. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any such brokerage firm could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that an Investment Manager could convert assets committed to it by the Master Fund for its own use or that a custodian could convert assets committed to it by an Investment Manager to its own use.

For the Fund to complete its tax reporting requirements and provide an audited annual report to Shareholders, it must receive timely information from the Master Fund, which in turn must receive timely information from the Investment Funds. Investment Managers typically experience delays in providing the necessary tax information, thereby causing a delay in the Adviser’s preparation of tax information for investors. This delay will require Shareholders to seek extensions on the time to file their tax returns. An investor in the Fund meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly in the Investment Funds. By investing in the Investment Funds via the Fund (through its indirect investment in the Master Fund), an investor in the Fund indirectly bears a portion of the Adviser’s Management Fee and other expenses of the Master Fund, and also indirectly bears a portion of the asset-based fees, incentive allocations and other expenses borne by the Master Fund as an investor in the Investment Funds. Each Investment Manager receives any incentive-based allocations to which it is entitled irrespective of the performance of the other Investment Funds and the Master Fund, generally. As a result, an Investment Manager with positive performance may receive compensation from the Fund, in the form of the asset-based fees, incentive-based allocations and other expenses payable by the Fund as an indirect investor in the relevant Investment Fund (through its indirect investment in the Master Fund), even if the Fund’s overall returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares in an issuer that at the same time are being sold by another Investment Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performances. Because the Master Fund may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds, the Fund or the Master Fund from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

Investment Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Master Fund to dispose of these securities in a manner that is in the best interest of the Master Fund. The Master Fund may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from an Investment Fund that may have poor performance or for other reasons.

Other risks that the Adviser believes are associated with the Fund’s fund of hedge funds investment approach include:

Valuation. Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Investment Managers. Such a valuation generally will be conclusive with respect to the Master Fund and the Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation. In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from an Investment Fund. In addition, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be estimates only, subject to revision through the end of each Investment Fund’s annual audit. Revisions to the gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the annual audit of each Investment Fund is completed.

Securities Believed to Be Undervalued or Incorrectly Valued. An Investment Manager may invest in securities that an Investment Manager believes are fundamentally undervalued or incorrectly valued, but such securities may not ultimately be valued in the capital markets at prices and/or within the timeframe the Investment Manager anticipates. As a result, the Master Fund may lose all or substantially all of its investment in an Investment Fund in any particular instance.

Investment Funds’ Turnover Rates. The Investment Funds may invest on the basis of short-term market considerations. The turnover rate within the Investment Funds may be significant, potentially involving substantial brokerage commissions and fees. Neither the Fund nor the Master Fund has control over this turnover. As a result, it is anticipated that a significant portion of the Fund’s income and gains, if any, may be derived from ordinary income and short-term capital gains. In addition, the withdrawal of the Master Fund from an Investment Fund could involve expenses to the Master Fund under the terms of the Master Fund’s investment with that Investment Fund, which, in due proportion, would be indirectly borne by the Fund.

Investment Managers May Have Limited Capacity to Manage Additional Master Fund Investments. Certain Investment Managers’ trading approaches presently can accommodate only a certain amount of capital. Each Investment Manager will normally endeavor not to undertake to manage more capital than such Investment Manager’s approach can accommodate without risking a potential deterioration in returns. As a result, an Investment Manager may refuse to manage some or all of the Master Fund’s assets that the Adviser seeks to allocate to such Investment Manager. Further, in the case of Investment Managers that limit the amount of additional capital that they will accept from the Master Fund, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Investment Manager.

Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Master Fund, or if the Master Fund declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Master Fund from the Investment Fund.

Investments in Non-Voting Stock; Inability to Vote. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor whether holdings of the Investment Funds cause the Master Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Master Fund may need to hold its interest in an Investment Fund in non-voting form. Additionally, in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Master Fund intends to own less than 5% of the voting securities of each Investment Fund. This limitation on owning voting securities is intended to ensure that an Investment Fund is not deemed an “affiliated person” of the Master Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Investment Funds, both by the Master Fund and other clients of the Adviser. To limit its voting interest in certain Investment Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interest in an Investment Fund. The Master Fund will not receive any consideration in return for entering into a voting waiver arrangement. Other investment funds or accounts managed by the Adviser may also waive their voting rights in a particular Investment Fund. Subject to the oversight of the Master Fund’s Board, the Adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Adviser in the particular Investment Fund. These voting waiver arrangements may increase the ability of the Master Fund to invest in certain Investment Funds. However, to the extent the Master Fund contractually forgoes the right to vote the securities of an Investment Fund, the Master Fund will not be able to vote on matters that require the approval of the interestholders of the Investment Fund, including matters adverse to the Master Fund’s and the Fund’s interests. This restriction could diminish the influence of the Master Fund in an Investment Fund as compared to other investors in the Investment Fund (which could include other investment funds or accounts managed by the Adviser, if they do not waive their voting rights in the Investment Fund), and adversely affect the Master Fund’s investment in the Investment Fund, which could result in unpredictable and potentially adverse effects on Shareholders. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Master Fund owns less than 5% of the voting securities of an Investment Fund. In these circumstances, transactions between the Master Fund and an Investment Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Master Fund has entered into a voting waiver arrangement.

OTHER RISKS

Investing in the Fund involves risks other than those associated with investments made by Investment Funds, including those described below:

Limited Operating History. Investment Funds and/or Investment Managers with whom the Fund may invest may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Performance Incentive Arrangements. Each Investment Manager may receive a performance or incentive allocation generally of 20% to 30% of net profits of the Investment Fund that it manages. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance or incentive allocation. In addition, these performance incentives will be calculated on a basis that includes realized and unrealized appreciation of assets, and may be greater than if it were based solely on realized gains.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Master Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Master Fund may be seeking. The Adviser will allocate fairly between the Master Fund and such other investment vehicles any investment opportunities that may be appropriate for the Master Fund and such other investment vehicles.

Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Correlation. While the Investment Adviser generally seeks to invest the Master Fund’s assets in Investment Funds which are deemed likely to have limited correlations among each other or with fixed income or equity indices, there can be no assurance that the Adviser’s expectations regarding such limited correlations will prove correct. Investment Funds’ correlations among each other or with fixed income or equity indices may be much higher in times of general market turmoil such as those experienced during late 2008.

Inside Information. From time to time, the Master Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Master Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Master Fund to buy or sell securities of the entity.

Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Investment Funds held by the Fund through its indirect investment in the Master Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may, as determined by the Fund, repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•

the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•

ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•

the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•	the Fund or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. No Shareholder is permitted to transfer his, her or its Shares without the consent of the Fund. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any securities exchange or other market. No market currently exists for Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. Each of the Fund and the Master Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value.

Repurchase Risks. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be 95 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund up to 85 days prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s net asset value as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Expiration Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of Shares in the Fund. In addition, the Master Fund is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds since late 2008). During such periods, the Master Fund thus may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Master Fund seek to liquidate its investment in an Investment Fund that maintains a side pocket, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See “Redemptions, Repurchases and Transfers of Shares.”

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund or the Master Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Master Fund obtains repurchase proceeds by disposing of its interest in certain Investment Funds, the Master Fund will thereafter hold a larger proportion of its assets in the remaining Investment Funds, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Master Fund, and thus the Fund, to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Investment Funds may not reflect the Adviser’s ideal judgments as to the desired portfolio composition of the Master Fund’s Investment Funds, in that the Master Fund’s performance may be tied to the performance of fewer Investment Funds and/or may not reflect the Adviser’s judgment as to the Master Fund’s optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if the Fund receives requests to repurchase substantial amounts of Shares, and may have a material adverse effect on the Fund’s ability to achieve its investment objective and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Potential Significant Effect of the Performance of a Limited Number of Investments or Strategies. The Adviser expects that the Master Fund will participate in multiple investments. The Master Fund may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited numbers of investments may have a significant effect on the performance of the Master Fund. In addition, the Master Fund may invest a substantial portion of its assets in Investment Funds that follow a particular investment strategy. In such event, the Master Fund would be exposed to the risks associated with that strategy to a greater extent than if the Master Fund’s exposure was broadly diversified amongst Investment Funds pursuing various investment strategies. However, the Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Fund liquidity constraints).

Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The Fund does not intend to make periodic distributions of its net income or gains, if any, to Shareholders. A Shareholder is required each year nonetheless to pay any applicable U.S. federal and state income taxes on his, her or its share of the Fund’s taxable income and must pay applicable taxes from other sources. The amount and timing of any distributions will be determined in the sole discretion of the Fund. See “Tax Aspects” for a summary of certain significant U.S. federal income and other tax consequences that are relevant to an investment in the Fund.

Legal and Regulatory Risks. Legal and regulatory changes could occur during the term of the Fund which may materially adversely affect the Fund. Certain tax risks associated with an investment in the Fund are discussed in “Tax Aspects.”

Regulatory Change. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund and the Master Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in July 2010. The Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires additional regulation of hedge fund managers, including requirements for such managers to register as investment advisers under the Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the hedge funds managed by such managers. The implementation of the Dodd-Frank Act will occur based on the adoption of various regulations and reports to be prepared by various agencies over a period of time. It is unknown in what form, when and in what order significant regulatory initiatives may be implemented or the impact any such implemented regulations will have on Investment Funds and/or Investment Managers and, in turn, the Fund and the Master Fund, the markets or instruments in which Investment Funds invest or the counterparties with whom Investment Funds conduct business. The effect of the Dodd-Frank Act or other regulatory change on the Fund, the Master Fund and/or Investment Funds, while impossible to predict, could be substantial and adverse. Furthermore, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of Investment Funds that utilize short selling. See “Types of Investments and Related Risks — Investment Related Risks — Short Sales.” In addition, the Fund relies on a position taken by the staff of the SEC allowing the structure whereby the Fund invests in the Master Fund through the Offshore Fund. To the extent that the views of the SEC staff, which do not necessarily represent the views of the SEC itself, were to change, the structure of the Fund’s investment in the Master Fund could be adversely impacted, possibly affecting the treatment of UBTI.

Changes in Delaware, United States and/or Cayman Islands Law. If there are changes in the laws of Delaware, the United States and/or the Cayman Islands, so as to result in the inability of the Fund and/or the Offshore Fund to operate as set forth in this Prospectus, there may be a substantial effect on Shareholders. For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands or pay taxes, Shareholders would likely suffer decreased investment returns. If Cayman Islands law, which limits the term of a LDC to 30 years, were to change such that, at the end of 30 years, the Fund could not replace the Offshore Fund with another identical LDC, the structure of the Fund would be impacted, potentially in an adverse manner. Such changes could also result in the inability of the Fund to operate on a going forward basis, resulting in the Fund being liquidated.

Man-Glenwood Patent Application. Man-Glenwood Lexington TEI, LLC, or an affiliate thereof (“MG”), has filed a patent application (the “Patent Application”) relating to a structure that interposes a Cayman Islands entity between the registered investment company and underlying master fund. The Patent Application has not been published and is not otherwise publicly available. The Adviser has not reviewed the Patent Application. In the event that MG obtains a U.S. Patent relating to the foregoing structure, then depending on a variety of factors including the Patent’s scope and validity, the Adviser may have to negotiate a mutually agreeable license to such Patent, which would impose additional costs on the Fund and the Shareholders, or, in the absence of such mutually agreeable license, the Fund may have to be dissolved and liquidated. In such event, Shareholders would have their Shares liquidated and such liquidation may result in the loss of some of their investment.

Other Investors In The Master Fund. Other investors in the Master Fund (including, indirectly, non-U.S. investors in the Offshore Fund) may alone or collectively own or acquire sufficient voting interests in the Master Fund to control matters relating to the operation of the Master Fund. The Fund’s inability to control the Master Fund may adversely affect the Fund’s ability to meet repurchase requests, which requires the cooperation of the Master Fund’s Board of Trustees. As a result, the Fund may be required to withdraw its investment in the Master Fund or take other appropriate action. Any such withdrawal could result in a distribution “in kind” of portfolio securities (as opposed to a cash distribution from the Master Fund). If securities and other non-cash assets are distributed, the Fund, through the Offshore Fund, could incur brokerage, tax, or other charges in converting those assets to cash. In addition, the distribution in kind may reduce the range of investments in the portfolio or adversely affect the liquidity of the Fund. Notwithstanding the above, there are other means for meeting repurchase requests, such as borrowing.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND AND THE MASTER FUND

General

The Fund’s Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Fund’s Trustees is comprised of persons who are independent trustees. The same individuals serve on the Board of Trustees of the Fund and the Master Fund.

Morgan Stanley AIP GP LP serves as the Master Fund’s investment adviser, subject to the ultimate supervision of, and any policies established by, the Master Fund’s Board of Trustees, pursuant to the terms of an investment advisory agreement with the Master Fund (the “Investment Advisory Agreement”). The Adviser does not provide separate advisory services to the Fund or the Offshore Fund.

Under the terms of an Investment Advisory Agreement, the Adviser allocates the Master Fund’s assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Master Fund’s investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Master Fund’s assets among Investment Funds, terminate its relationship with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Master Fund’s Board of Trustees. A description of the factors considered by the Master Fund’s Board of Trustees in approving the renewal of the Investment Advisory Agreement is set forth in the Master Fund’s semi-annual report to its shareholders for the six months ended June 30, 2010.

The Adviser was formed as a limited partnership under the laws of the State of Delaware on November 10, 2000 and is a registered investment adviser under the Advisers Act. The Adviser currently serves, and may in the future serve, as an investment adviser of other registered and unregistered private investment companies. The offices of the Adviser are located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600.

Management Team

The personnel of the Adviser principally responsible for management of the Master Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Master Fund should have access to a large number of Investment Funds from which to select.

The personnel of the Adviser who have primary responsibility for management of the Master Fund are:

Mustafa A. Jama. Mr. Jama is a Managing Director of Morgan Stanley Investment Management Inc. (“MSIM”). Effective February 2005, Mr. Jama began serving as Chief Investment Officer and Head of Morgan Stanley AIP Fund of Hedge Funds of Morgan Stanley AIP and, since 2004, he has been a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Master Fund since its inception in 2006. Prior to joining MSIM in January 2004, he was with Glenwood Capital Investments where he was a senior investment professional and a member of its Investment Committee. Previously, he was a portfolio manager at Deutsche Asset Management in its hedge fund group, focusing on long/short equity, fixed income, and convertible arbitrage strategies. He holds an M.B.A. from Harvard Business School and a B.S. in civil engineering from Southern University.

José F. González-Heres. Mr. González-Heres is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Master Fund since its inception in 2006. He was promoted to Portfolio Manager in 2004 after having served as Senior Research Analyst since 2001. Prior to joining MSIM, he served as Chief Executive Officer of Suggestionator, Inc., a privately held software company. Mr. González-Heres has also worked as an Investment Banker in the Public Finance departments of Bear, Stearns & Co., Inc. and Prudential Securities Inc. Prior to his investment banking positions, Mr. González-Heres worked at IBM Corporation in Engineering, Sales, Marketing and Consulting and at IBM Credit Corporation in its

Corporate Finance Department. While at IBM, he earned a U.S. and international patent for his work on algorithms. Mr. González-Heres is a past Board Member of the City of Boca Raton and Florida’s Telecommunications Advisory Board. He holds an M.B.A. from the Yale University School of Management in Finance and Investments and a B.S. in Electrical Engineering from Northwestern University.

Paresh Bhatt. Mr. Bhatt is an Executive Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Master Fund since its inception in 2006. He was promoted to portfolio manager in July 2004 after having served as a Research Analyst since he joined MSIM in May 2003. Prior to joining MSIM, he was a Senior Investment Analyst with SEI Investments where he managed multi-manager global equity and Europe, Australia and Far East (EAFE) portfolios as well as led due diligence activities on institutional quality funds of hedge funds. Prior to joining SEI Investments, he was an Equity Analyst for Granite Associates where he conducted equity research in the technology, media and telecom sector and monitored hedge fund investments. He has also held positions at Lehman Brothers and Bankers Trust, where he focused on credit risk management of derivatives portfolios. Mr. Bhatt began his career with the Federal Reserve Board. Mr. Bhatt holds an M.B.A. from the Wharton School in Finance and a B.A. in Economics from Union College.

Mark L.W. van der Zwan, CFA. Mr. van der Zwan is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Master Fund and the Fund since 2006. He was promoted to portfolio manager in September 2006 after having served as an investment analyst since he joined MSIM in September 2004. Mr. van der Zwan has more than 11 years of relevant industry experience. He is also a member of the Investment Committee. Prior to joining MSIM, he was a senior consultant with Alan D. Biller & Associates, Inc., an institutional investment consulting firm with approximately $40 billion in assets under advisory. He has also held various positions at the National Research Council of Canada where he conducted advanced computational modeling research. Mr. van der Zwan received both a B.Sc. with honors in chemistry and an M.B.A. in finance from Queen’s University in Ontario, Canada. Mr. van der Zwan holds the Chartered Financial Analyst designation.

Lawrence Berner. Mr. Berner is an Executive Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since April 2008. Mr. Berner joined the Morgan Stanley AIP Fund of Hedge Funds team in April 2006 as an investment analyst, focusing on credit and event driven strategies including merger arbitrage, equity special situations, credit arbitrage, capital structure arbitrage and distressed investing. Mr. Berner has ten years of relevant industry experience. Before joining AIP, Mr. Berner was an analyst at Man-Glenwood Capital Investments for six years where he was responsible for hedge fund manager selection, portfolio construction and quantitative analysis. Prior to Man-Glenwood, he was a risk analyst at ABN Amro, focusing on fixed income and foreign exchange derivatives. Before that, he was a commodities research analyst at Salomon Smith Barney. Mr. Berner received both a B.S. in computer science and a B.A. in mathematics from the University of Texas, Austin. He also received an M.S. in financial mathematics from The University of Chicago. Mr. Berner holds the Chartered Financial Analyst designation.

Jarrod Quigley. Mr. Quigley is an Executive Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since January 2010. Previously, he was an investment analyst at Morgan Stanley AIP since he joined MSIM in 2004, focusing on multi-strategy, convertible bond arbitrage, and other relative value arbitrage strategies. Before joining Morgan Stanley AIP, Mr. Quigley was in the investment banking department at A.G. Edwards, where he was involved in corporate finance and acquisitions for the financial institutions group. Mr. Quigley received a B.S. in business management from Babson College and holds the Chartered Financial Analyst designation.

Eric Stampfel. Mr. Stampfel is an Executive Director of MSIM and a portfolio manager for the Morgan Stanley AIP Fund of Hedge Funds team, focusing on the long/short equity strategy. Mr. Stampfel is also a member of the Investment Committee. He joined Morgan Stanley in 2010 and has 15 years of relevant industry experience. Previously, he was vice president and global head of long/short equity at Ivy Asset Management. Prior to that, he was a senior equity analyst at Cambium Capital Management and a senior equity analyst at Kingdon Capital Management where he focused on long/short stock selection. Mr. Stampfel received a B.S. in accounting from Villanova University. He is a member of the New York Society of Security Analysts and an affiliate member of the Market Technicians Association. He holds both the Chartered Alternative Investment Analyst and the Chartered Financial Analyst designations.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of Shares in the Fund and/or shares of the Master Fund.

The Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The firm has relationships with many users and providers of capital, and the Adviser has access to the firm’s talent, ideas, unique opportunities and resources. Morgan Stanley has one of the largest global asset management organizations of any full-service securities firm, with total assets under management and supervision as of March 31, 2011 of approximately $275.8 billion for a large and diversified group of corporations, governments, financial institutions and individuals. Morgan Stanley serves many interests in addition to the Fund and the Master Fund, which creates certain risks and possibilities of adverse effects on investors in the Fund. See “Conflicts of Interest.”

FUND, OFFSHORE FUND AND MASTER FUND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Master Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Master Fund bears all other expenses related to its investment program. The Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund and the Master Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s and the Master Fund’s expenses. The Offshore Fund is expected to have minimal expenses. The portion of the Offshore Fund’s expenses allocated to the Fund will be paid by the Adviser or an affiliate of the Adviser. The portion of the Offshore Fund’s expenses allocated to the Offshore Fund’s non-U.S. investors will be paid by the non-U.S. investors.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement;

•	fees and disbursements of any accountants engaged by the Fund and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	recordkeeping, custody and transfer agency fees and expenses;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Fund and committees thereof;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders of the Fund;

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

Expenses borne by the Master Fund (and thus indirectly by the Fund and Shareholders) include:

•

all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Master Fund’s investments in the underlying Investment Funds, including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees or allocations and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Master Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Master Fund’s registration statement and with reviewing potential investments to be made in Investment Funds;

•	fees and disbursements of any accountants engaged by the Master Fund, expenses related to the annual audit of the Master Fund and the preparation of the Master Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	recordkeeping, custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the Shareholder Servicing Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to shareholders of the Master Fund;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Master Fund and committees thereof;

•

all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions among the Adviser and any custodian or other agent engaged by the Master Fund;

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Master Fund’s organizational documents; and

•	ongoing offering costs associated with any periodic offers of the Master Fund’s shares.

The Adviser will be reimbursed by the Master Fund for any of the above expenses that it pays on behalf of the Master Fund, except as otherwise provided above.

The Adviser bore the Fund’s organizational costs of approximately $30,000 in the first twelve months of the Fund’s operations. The Fund incurred offering costs of approximately $310,000, which have been capitalized and amortized. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares (mostly printing expenses). Offering costs cannot be deducted by the Fund or the Shareholders.

The Adviser bore the Master Fund’s organizational and initial offering expenses of approximately $670,000 in the first twelve months of the Master Fund’s operations.

“Extraordinary expenses” are expenses incurred by the Fund or the Master Fund, as applicable, outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund and the Master Fund. Investment Managers generally assess asset-based fees to and receive incentive-based allocations from the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses, fees and allocations will be in addition to those incurred by the Fund and the Master Fund themselves. As an investor in the Investment Funds, the Master Fund (and therefore the Fund) will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive allocations to the Investment Managers.

MANAGEMENT FEE

The Fund does not incur a separate management fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s Management Fee. In consideration of the advisory and other services provided by the Adviser to the Master Fund, the Master Fund pays the Adviser the Management Fee, monthly, at the rate of 0.125% (1.50% on an annualized basis) of the value of the Master Fund’s month end net assets. The Management Fee is an expense paid out of the Master Fund’s assets. The Management Fee is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) and is due and payable in arrears within five business days after the end of the month.

SHAREHOLDER SERVICING FEE

The Fund does not incur a separate shareholder servicing fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s shareholder servicing fee (the “Shareholder Servicing Fee”). The Master Fund pays the Distributor, and the Distributor pays each Service Agent a quarterly Shareholder Servicing Fee of 0.0625% (0.25% on an annualized basis) of the net asset value of the outstanding shares of the Master Fund attributable to the clients of the Service Agent who are invested directly or indirectly (via the Fund and the Offshore Fund) in the Master Fund through the Service Agent’s distribution efforts. In exchange for this fee, the Service Agent will respond to Shareholder inquiries about the Fund or the Master Fund (as applicable), facilitate Fund or Master Fund communications with Shareholders (as applicable), assist Shareholders in changing account designations or addresses, and assist Shareholders in processing repurchase requests.

ADVISER PAYMENTS

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (including affiliated Selling Agents) (“Intermediaries”) in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund, and/or Shareholder servicing. For example, the Adviser may pay compensation to Intermediaries for the purpose of promoting the sale of Shares of the Fund, maintaining balances of Shares, and/or for sub-accounting, administrative or Shareholder processing services. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the net asset value of the Fund or the Master Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation will not exceed 0.125% of the average net asset value of the outstanding shares of the Master Fund beneficially owned directly or indirectly (via the Fund and the Offshore Fund) by customers of an Intermediary over the applicable quarter (0.50% on an annualized basis).

With respect to each Intermediary that may receive such payments, these payments are expected to include the following amounts paid by the Adviser from its own funds: an amount not to exceed 0.50% per annum of the net asset value of the Master Fund attributable to each client of such Intermediary who invests in the Master Fund. A portion of this payment may be paid through to the professional responsible for the client relationship and/or selling the Master Fund. This payment may be made as long as a client of an Intermediary is invested in the Master Fund directly or indirectly (under the Fund and the Offshore Fund).

The prospect of receiving, or the receipt of, additional compensation as described above by Intermediaries, out of the Adviser’s own funds and not as an additional charge to the Fund or the Master

Fund, may provide such Intermediaries and/or their salespersons with an incentive to favor sales of Shares of the Fund, shares of the Master Fund and funds whose affiliates make similar compensation available, over sales of shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that Shareholders maintain their assets in the Fund rather than re-allocate assets to another investment. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund.

CALCULATION OF NET ASSET VALUE

The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with the procedures described below or as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. In computing its net asset value, the Fund will value its interest in the Offshore Fund at the value of the Offshore Fund’s interest in the Master Fund, which will be based on the net asset value provided by the Master Fund. The Board of Trustees of the Master Fund has approved procedures pursuant to which the Master Fund values its investments in Investment Funds at fair value, which ordinarily will be the value provided to the Fund by the Investment Funds’ Investment Managers from time to time, usually monthly. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Master Fund’s valuation. Because most Investment Managers will provide the Master Fund with their determinations of the month-end net asset value of their Investment Funds after the relevant month-end, the Master Fund (and the Fund) expects to calculate its month-end net asset value and net asset value per share within 15 business days following the relevant month-end. This information will be available to Shareholders upon request. As a general matter, the fair value of the Master Fund’s interest in an Investment Fund will represent the amount that the Master Fund could reasonably expect to receive from an Investment Fund if the Master Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the event that an Investment Fund does not report a month-end value to the Master Fund on a timely basis, the Master Fund would determine the fair value of such Investment Fund based on the most recent final or estimated value reported by the Investment Fund, as well as any other relevant information available at the time the Master Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Master Fund’s valuation date.

Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. Although the procedures approved by the Master Fund’s Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited). Accordingly, the valuations of the Investment Manager generally will be relied upon by the Master Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation.

The Master Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Master Fund values its portfolio. The Adviser and/or the Master Fund’s Board of Trustees will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Master Fund’s interest in the Investment Fund. Although redemptions of investments in Investment Funds are subject to advance notice requirements, Investment Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in the investment in a particular Investment Fund, the Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Master Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemption, or when there have been no recent transactions in Investment Fund interests, the Master Fund may determine that it was appropriate to apply a discount to the net asset value of the Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Master Fund’s Board of Trustees.

The valuations reported by the Investment Managers of the Investment Funds, upon which the Master Fund calculates its month-end net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund (and, therefore, the Fund) at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to net asset value of an Investment Fund adversely affect the Master Fund’s (and, therefore, the Fund’s) net asset value, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

To the extent the Adviser invests the assets of the Master Fund in securities or other instruments that are not investments in Investment Funds, the Master Fund will generally value such assets as described below.

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U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund’s Board of Trustees.

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Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Master Fund’s Board of Trustees will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Master Fund’s Board of Trustees to represent fair value.

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If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request a valuation committee to instead adopt procedures to be used by the Adviser, if so delegated by the Master Fund’s Board of Trustees and in accordance with procedures adopted by the Master Fund’s Board of Trustees, to value the security at fair value, subject to the oversight of the valuation committee.

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All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Master Fund is determined. When an event materially affects the values of securities held by the Master Fund or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund’s Board of Trustees.

In general, fair value represents a good faith determination of the current value of an asset (or, with regard to a short sale, a liability) and will be used when there is no public market or possibly no market at all for the asset (or, with regard to a short sale, the liability). The fair values of one or more assets (or, with regard to short sales, liabilities) may not be the prices at which those assets (or, with regard to short sales, liabilities) are ultimately sold. In such circumstances, the Adviser and/or the Master Fund’s Board of Trustees will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

The Adviser or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Master Fund. Consequently, the fees charged to the Master Fund and other clients may be different, since the method of calculating the fees takes the value of all assets (or, with regard to short sales, all liabilities), including assets (or, with regard to short sales, liabilities) carried at different valuations, into consideration.

Expenses of the Fund and the Master Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day as of which net asset value is calculated and taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Master Fund’s (and, therefore, the Fund’s) net assets if the judgments of the Master Fund’s Board of Trustees, the Adviser, or Investment Managers to the Investment Funds should prove incorrect. Also, Investment Managers to the Investment Funds will only provide determinations of the net asset value of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Master Fund (and the Fund) more frequently.

CONFLICTS OF INTEREST

As a diversified global financial services firm, Morgan Stanley, an affiliate of the Adviser, engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. In the ordinary course of business, Morgan Stanley engages in activities in which Morgan Stanley’s interests or the interests of its clients may conflict with the interests of the Fund or the Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Fund or the Shareholders.

Transactions by Morgan Stanley—Morgan Stanley may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Fund. Such an opportunity could include a business that competes with the Fund, the Master Fund or an Investment Fund in which the Master Fund has invested or proposes to invest.

From time to time, Morgan Stanley may pursue the development of investment managers who will manage private investment funds that would otherwise qualify as investments for the Master Fund. Due to the conflicts of interest involved and in accordance with applicable law, the Adviser will not make any investment for the Master Fund in any Investment Fund that is managed by an affiliate of the Adviser. Accordingly, there may be investments that are unavailable to the Fund due to the manager’s affiliation with Morgan Stanley. Further, in the event that Morgan Stanley acquires a business or investment manager that is a manager of any Investment Fund, the Adviser may need to liquidate any investment by the Master Fund in an Investment Fund managed by such affiliated investment manager.

In addition, Morgan Stanley may have other relationships with Investment Funds or Investment Managers which may not result in Morgan Stanley directly or indirectly controlling, being controlled by, or being under common control with, such Investment Funds or Investment Managers. These relationships may include distribution or intermediary relationships with Investment Funds, strategic or principal investments in Investment Funds or their Investment Managers, or other contractual relationships. To the extent permitted by applicable law, it is possible that the Fund may invest in one or more such Investment Funds or with one or more such Investment Managers. In such circumstances, the management fee and the incentive fee or allocation charged by any such Investment Fund or Investment Manager may still apply.

Compensation for Services—Morgan Stanley may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with the Master Fund, the Fund or Shareholders and may be received before the Fund realizes a return on its investment. Morgan Stanley may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than the Master Fund, the Fund or Shareholders or to earning compensation. Morgan Stanley may also act as prime broker for Investment Funds.

Compensation Attributable to Fund Investments—Broker-dealers (whether or not affiliates of Morgan Stanley) may act as Selling Agents to assist in the distribution of the Shares. Any sales load will be in addition to a Shareholder’s investment. The amount of the sales load is set forth in “Purchases of Shares.” The Selling Agents may in their sole discretion waive the sales load payable by a Shareholder as described in “Purchases of Shares.” In addition, the Master Fund will pay the Distributor, and the Distributor will pay each Service Agent that enters into a Shareholder Servicing Agreement with the Distributor, a monthly shareholder servicing fee at the annual rate of up to 0.25% of the net asset value of the outstanding shares of the Master Fund beneficially owned by customers of the Distributor or the Service Agent, as set forth in “Shareholder Servicing Fee.” Also, as set forth under “Adviser Payments,” the Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to Intermediaries in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund and/or Shareholder servicing. The potential for Selling Agents, Service Agents and/or Intermediaries to receive compensation in connection with a client’s investment in the Fund or the Master Fund in the form of a sales load, Shareholder Servicing Fee or payments from the Adviser, respectively, presents the Selling Agents, Service Agents and/or Intermediaries with a potential conflict of interest in recommending that such client purchase Shares in the Fund or shares of the Master Fund.

In addition, the prospect of receiving, or the receipt of, additional compensation by the Selling Agents, Service Agents and/or Intermediaries in the form of a sales load, Shareholder Servicing Fee or payments from the Adviser, respectively, may provide such Selling Agents, Service Agents, Intermediaries and/or their salespersons with an incentive to favor sales of Shares in the Fund or shares of the Master Fund and interests in funds whose affiliates make similar compensation available over sales of interests in funds (or other fund investments) with respect to which the Selling Agent, Service Agent or Intermediary does not receive additional compensation or lower levels of additional compensation. Prospective investors should take such payment arrangements into account when considering and evaluating any recommendations relating to Shares or shares of the Master Fund.

Morgan Stanley’s Asset Management Activities—Morgan Stanley conducts a variety of asset management activities, including sponsoring unregistered investment funds as well as other investment funds registered under the 1940 Act and in that capacity is subject to the 1940 Act and its regulations. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. Morgan Stanley’s investment management activities may present conflicts if the Master Fund or the Fund and these other investment or pension funds either compete for the same investment opportunities or pursue investment strategies counter to each other.

Morgan Stanley’s Prime Brokerage and Administrative Activities—Certain Morgan Stanley affiliates may provide brokerage, administrative and other services from time to time to one or more accounts or entities managed by the Investment Managers of Investment Funds or their affiliates. A Morgan Stanley affiliate, as prime broker to an Investment Fund, may be a secured lender to the

Investment Fund and, as such, may protect its own interest by foreclosing on fund assets, notwithstanding that such foreclosure may be adverse to the interest of investors in the Investment Fund. In addition, Morgan Stanley, as prime broker or administrator, may be privy to non-public information about the performance of the Investment Fund, which it generally would not disclose to the Adviser, the Master Fund, the Fund or Shareholders without express permission to do so. Accordingly, Shareholders may not know important information that could result in a deterioration in the Master Fund’s (and, therefore, the Fund’s) performance notwithstanding that certain affiliates or entities within Morgan Stanley will have such information.

Morgan Stanley affiliates may provide prime brokerage and other brokerage services to the Investment Funds in compliance with applicable law. The Investment Funds may, to the extent permissible, and in compliance with applicable law, sell securities to or purchase securities from Morgan Stanley affiliates as counterparty. Morgan Stanley affiliates may create, write, or issue derivative instruments with respect to which the counterparty is an Investment Fund or the performance of which is based on the performance of an Investment Fund. Morgan Stanley affiliates may keep any profits, commissions, and fees accruing to it in connection with its activities for itself and other clients, and the Management Fees from the Master Fund to the Adviser will not be reduced thereby. The Investment Funds will pay market rate commissions or fees in respect of such transactions.

The Morgan Stanley affiliates may have an interest in an account managed by, or enter into relationships with, an Investment Manager of an Investment Fund or its affiliates on terms different from those of an interest in the Master Fund. In addition, the Investment Managers of Investment Funds may receive research products and services in connection with the brokerage services that Morgan Stanley affiliates may provide from time to time to one or more Investment Funds or other accounts of such Investment Managers.

Morgan Stanley and its affiliates, including their officers, directors, principals, partners, members, or employees, may have banking and investment banking relationships with the issuers of securities that are held by the Investment Funds or by the Master Fund. They may also own the securities of these issuers. However, in making investment decisions for the Master Fund, the Adviser does not obtain or use material inside information acquired by any division, department, or affiliate of Morgan Stanley in the course of those relationships. In addition, Morgan Stanley affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and receive compensation for providing these services. These relationships could preclude the Master Fund from engaging in certain transactions and could constrain the Master Fund’s investment flexibility.

As part of its investment management process with respect to the Master Fund, the Adviser performs operational due diligence on, and periodically monitors, the operational control environment of the Investment Managers. See “Investment Program — Investment Selection.” The Adviser has arrangements in place to provide similar operational due diligence and monitoring services to certain of its affiliates and other third parties. In some cases, the Adviser charges a fee for this service.

Voting Rights in Investment Funds—From time to time, an Investment Fund may seek the approval or consent of its investors in connection with certain matters relating to the Investment Fund. In such a case, the Adviser has the right to vote in its sole discretion the Master Fund’s interest in the Investment Fund. The Adviser considers only those matters it considers appropriate in taking action with respect to the approval or consent of the particular matter. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Master Fund’s investment in an Investment Fund.

As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Master Fund and its shareholders. See “Proxy Voting.”

The Master Fund may, for regulatory reasons, limit the amount of voting securities it holds in any particular Investment Fund and may as a result hold substantial amounts of non-voting securities in a particular Investment Fund. The Master Fund’s lack of ability to vote may result in a decision for an Investment Fund that is adverse to the interests of the Master Fund’s shareholders (including indirectly the Fund). In certain circumstances, the Master Fund may waive voting rights or elect not to exercise them, such as to achieve compliance with U.S. bank holding company laws. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock, Inability to Vote.”

Client Relationships—Morgan Stanley and its affiliates have existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Master Fund or the Fund, Morgan Stanley may face conflicts of interest with respect to activities recommended to or performed for such clients, on the one hand, and the Master Fund or the Fund, the Shareholders and/or the Investment Funds, on the other hand. Morgan Stanley may also face conflicts of interest in connection with any purchase or sale transactions involving an investment by the Master Fund, whether to or from a Morgan Stanley client, and in connection with the consideration offered by, and obligations of, such Morgan Stanley client in such transactions. In such cases, Morgan Stanley will owe fiduciary duties to the Morgan Stanley client that may make Morgan Stanley’s interest adverse to that of the Master Fund (and, therefore, the Fund). In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Master Fund.

Diverse Membership; Relationships with Shareholders—Direct and indirect Master Fund shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Master Fund. The conflicting interests of direct or indirect Master Fund shareholders may relate to or arise from, among other things, the nature of investments made by the Master Fund and/or Investment Funds, the structuring of the acquisition of investments of the Master Fund, and the timing of disposition of investments. This structuring of the Master Fund’s investments and other factors may result in different returns being realized by different direct and indirect Master Fund shareholders. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments, that may be more beneficial for one shareholder than for another shareholder, especially with respect to shareholders’ individual tax situations. In selecting Investment Funds for the Master Fund, the Adviser considers the investment and tax objectives of the Master Fund as a whole, not the investment, tax or other objectives of any direct or indirect Master Fund shareholder individually.

Brokerage Activities—Morgan Stanley will be authorized to engage in transactions in which it acts as a broker for the Master Fund and for another person on the other side of the transaction. In any such event, Morgan Stanley may receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. Morgan Stanley may also act as agent for the Master Fund, Investment Funds and other clients in selling publicly traded securities simultaneously. In such a situation, transactions may be bundled and clients, including the Master Fund, may receive proceeds from sales based on average prices received, which may be lower than the price which could have been received had the Master Fund sold its securities separately from Morgan Stanley’s other clients.

Regulation as a Bank Holding Company—In September 2008, Morgan Stanley elected to be regulated as a Bank Holding Company (a “BHC”) under the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), and the Federal Reserve granted Morgan Stanley’s application for financial holding company (“FHC”) status under the BHCA. FHC status is available to BHCs that meet certain criteria. FHCs may engage in a broader range of activities than BHCs that are not FHCs.

The activities of BHCs and their affiliates are subject to certain restrictions imposed by the BHCA and related regulations. Certain BHCA regulations may require aggregation of the positions owned, held, or controlled by Morgan Stanley and its affiliates (including without limitation the Adviser) in client and proprietary accounts with positions held by the Fund (and, in certain instances, one or more Investment Funds). Moreover, Morgan Stanley may cease in the future to qualify as an FHC, which in either case may subject the Fund to additional restrictions or may cause the Adviser to recommend that the Board of Trustees vote to dissolve the Master Fund and/or the Fund. Additionally, there can be no assurance that the bank regulatory requirements applicable to Morgan Stanley, the Master Fund and the Fund will not change, or that any such change will not have a material adverse effect on the Master Fund or the Fund.

Related Funds—Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by the Master Fund in Investment Funds, and investments by other funds advised by the Adviser, or sponsored or managed by Morgan Stanley, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Master Fund by other funds advised or managed by the Adviser or any of its affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, principals, members or employees, but that the investment is not appropriate for the Master Fund. Situations also may arise in which the Adviser, one of its affiliates, or the clients of either have made investments that would have been suitable for investment by the Master Fund but, for various reasons, were not pursued by, or available to, the Master Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, principals, members or employees may disadvantage the Master Fund (and, therefore, the Fund) in certain situations, if, among other reasons, the investment activities limit the Master Fund’s ability to invest in a particular Investment Fund.

Management of the Master Fund—Personnel of the Adviser or its affiliates will devote such time as the Adviser, the Master Fund and their affiliates, in their discretion, deem necessary to carry out the operations of the Master Fund effectively. Officers, principals and employees of the Adviser and its affiliates will also work on other projects for Morgan Stanley and its other affiliates (including other clients served by the Adviser and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

PURCHASES OF SHARES

Purchase Terms

The Fund may accept initial and additional purchases of Shares as of the first business day of each calendar month. The investor must submit a completed application form eight business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds two business days prior to the applicable purchase date in the full amount of the purchase (to enable the Master Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such

Shares) until the applicable purchase date, i.e., the first business day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Types of Investments and Related Risks—Other Risks—Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

Investors purchasing Shares in the Fund may be charged a sales load of up to 2% of the amount of the investor’s purchase, in the matter set forth below:

Investment Amount	Sales Load
Less than $500,000	2%
$500,000—$999,999	15%
$1,000,000—$4,999,999	1%
$5,000,000 or more	None

The Distributor and/or a Selling Agent may, at its discretion, waive the sales load for the purchase of Shares of the Fund by or on behalf of: (i) purchasers for whom the Distributor, the Adviser, Morgan Stanley or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser, Morgan Stanley and any affiliates of the Distributor, the Adviser or Morgan Stanley; (iii) Trustees and retired Trustees of the Fund (including spouses, children and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Distributor, the Adviser, Morgan Stanley or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (v) Selling Agents and their employees (and the immediate family members of such individuals); (vi) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (vii) clients of such investment advisers or financial planners described in (vi) above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; and (viii) orders placed on behalf of other investment companies that the Distributor, the Adviser, Morgan Stanley or an affiliated company distributes. To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the Distributor sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by a registered investment adviser (a “RIA”), including an affiliate of the Adviser, or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such RIA may not be charged a sales load. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Master Fund will not charge a separate sales load for investments made by the Fund through the Offshore Fund.

The minimum initial investment in the Fund from each investor is $50,000, and the minimum additional investment in the Fund is $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $50,000.

Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds. Payment for each initial or subsequent additional purchases of Shares must be made in one installment.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Eligible Investors

An Eligible Investor must be one or more of the following investors with a special tax status (hence the “STS” in the Fund’s name): (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts (“IRAs”) (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities. In addition, each investor in the Fund also will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Existing Shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. The Distributor and/or any Selling Agent or RIA may impose additional eligibility requirements for investors who purchase Shares through the Distributor, such Selling Agent or RIA, respectively.

REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally be conducted in parallel with similar repurchase offers made by the Master Fund with respect to shares of the Master Fund (and by the Offshore Fund with respect to shares of the Offshore Fund). Each such similar offer by the Master Fund with respect to shares of the Master Fund will generally apply to up to 15% of the net assets of the Master Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, as of the immediately preceding business day). Each offer to repurchase Shares will generally commence approximately 125 days prior to the applicable repurchase date.

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets (including fees and costs associated with withdrawing from Investment Funds);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund’s Shares in underlying Investment Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s net asset value per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from Shareholders by the Fund will be paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Shares will be repurchased by the Master Fund after the Management Fee has been deducted from the Master Fund’s assets as of the end of the month in which the repurchase occurs—i.e., the accrued Management Fee for the month in which Master Fund shares are to be repurchased is deducted prior to effecting the relevant repurchase of Master Fund shares.

The Fund’s assets consist primarily of its interest in the Master Fund, which is held through the Offshore Fund. Therefore, in order to finance the repurchase of Shares pursuant to the tender offers, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. The Fund controls the Offshore Fund and, because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interest only pursuant to repurchase offers by the Master Fund made to the Offshore Fund, and a distribution from the Offshore Fund to the Fund of the proceeds. The Fund will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for the Master Fund’s shares. The Fund’s Board also serves as the Board of Trustees for the Master Fund and the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Board will, in fact, decide to undertake such a repurchase offer. The Fund cannot make a repurchase offer larger than a repurchase offer made by the Master Fund. The Master Fund’s repurchase offers will generally apply to up to 15% of the net assets of the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Fund (through the Offshore Fund), on the same terms, which practice may affect the size of the Master Fund’s offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

In light of liquidity constraints associated with the Fund’s indirect investments in Investment Funds and the fact that the Master Fund may have to effect redemptions from Investment Funds in order for the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•

Each repurchase offer will generally commence approximately 125 days prior to the applicable repurchase date, and a Shareholder choosing to tender Shares for repurchase as part of such offer must do so by the applicable deadline (or “Notice Date”), which generally will be 95 days before the applicable repurchase date. Shares will be valued as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 or December 31 (or, if such day is not a business day, as of the immediately preceding business day). Tenders will be revocable upon written notice to the Fund up to 85 days prior to the Valuation Date (such deadline for revocation being the “Expiration Date”). If a repurchase offer is extended, the Expiration Date will be extended accordingly.

•

Promptly after the Expiration Date, the Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation

Date, of the repurchased Shares. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

•	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times, as is customary regarding such payments.

•

The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Investment Funds.

•

The second and final payment in respect of the Promissory Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Post-Audit Payment will be made promptly after the completion of the audit.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Master Fund (and, therefore, the Fund) is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund (and, therefore, the Fund) may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds since late 2008). During such periods, the Master Fund thus may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Master Fund seek to liquidate its investment in an Investment Fund that maintain a side pocket, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Master Fund (and, therefore, the Fund) may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) shares of the Master Fund that the Fund (through the Offshore Fund) has requested be withdrawn (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.

Payment for repurchased Shares may require the Master Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the

Master Fund’s Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $50,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to redeem Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

The Fund may also repurchase Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•

the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

•

ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Transfers of Shares

Shares may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee which represents that it is an Eligible Investor and after the transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $50,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

VOTING

Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Fund’s Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

Whenever the Fund as a shareholder in the Master Fund, through the Offshore Fund, is requested to vote on matters pertaining to the Master Fund (other than the termination of the Master Fund’s business, which may be determined by the Board of Trustees of the Master Fund without shareholder approval), the Offshore Fund will pass voting rights to the Fund, and the Fund will hold a meeting of the Shareholders and vote its interest in the Master Fund, through the Offshore Fund, for or against such matters proportionately to the instructions to vote for or against such matters received from the Shareholders. Thus, the Offshore Fund will not vote on Master Fund matters requiring a vote of Master Fund shareholders without the instruction of Fund Shareholders. The Fund shall vote Shares for which it receives no voting instructions in the same proportion as the Shares for which it receives voting instructions.

TAX ASPECTS

The following is a summary of certain aspects of the income taxation of the Fund and its Shareholders that should be considered by a prospective Shareholder. The summary of the U.S. federal income tax treatment of the Fund set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed and final) (the “Regulations”) and rulings in existence on the date of this Private Placement Memorandum, all of which are subject to change, possibly with retroactive effect.

The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund. Nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions and dealers. Each prospective Shareholder should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Fund.

Entities exempt from U.S. federal income tax should, in addition to reviewing the discussions below, focus on those sections of this Prospectus regarding liquidity and other financial matters to determine whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Shareholder is urged to consult its own counsel regarding the acquisition of Shares.

Distributions

The amount of any distributions the Fund pays may vary over time, depending on market conditions, the composition of the Fund’s investment portfolio, the expenses borne by the Fund, and any distributions made to the Fund by the Investment Funds. The Fund cannot guarantee, nor does the Fund currently anticipate, that it will pay any distributions.

Capital Gains Distributions

An Investment Fund may realize capital gains on the sale of portfolio securities. If it does, the Fund may make distributions out of any net short-term or long-term capital gains, normally in December of each year. The Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year. Distributions and capital gain distributions made by the Fund are treated as withdrawals from the partnership for tax purposes.

Tax Treatment of the Fund’s Operations

Prior to its commencement of operations, the Fund received an opinion of Clifford Chance US LLP, counsel to the Fund at that time, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Fund’s Board of Trustees, the Fund will be treated as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, “publicly traded partnerships” are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the “Section 7704 Regulations”) provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, the Fund will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Shareholders.

The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership’s status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Clifford Chance US LLP has previously rendered its opinion that, under this “facts and circumstances” test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704 of the Code, the text of the Section 7704 Regulations and certain representations of the Board of Trustees, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Internal Revenue Service (the “Service”) or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Shares, would be treated as dividend income when received by the Shareholders of the Fund to the extent of the current or accumulated earnings and profits of the Fund; and Shareholders of the Fund would not be entitled to report profits or losses realized by the Fund.

Unless otherwise indicated, references in the following discussion of the U.S. federal income tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of an Investment Fund and those indirectly attributable to the Fund as a result of it being an investor in an Investment Fund.

As a partnership, the Fund is not subject to U.S. federal income tax. The Fund files an annual partnership information return with the Service, which reports the results of operations. Each Shareholder of the Fund is required to report separately on its income tax return its distributive share of the Fund’s net long-term capital gain or loss, net short-term capital gain or loss and all other items of income or loss. Each Shareholder of the Fund is taxed on its distributive share of the Fund’s taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal and state law, see the discussion of U.S. federal income tax considerations in the SAI.

Classification of the Offshore Fund

The tax status of the Offshore Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed and operated as contemplated and reflects counsel’s consideration of the fact that shares of the Offshore Fund will be held by the Fund and that Shares in the Fund will be held by U.S. tax-exempt entities. The summary is based on existing laws as applied on the date of this Prospectus but no representation is made or intended by the Offshore Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the Service will agree with the interpretation described below as applied to the method of operation of the Offshore Fund. Persons interested in subscribing for Shares in the Fund should consult their own tax advisers with respect to the tax consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Shares.

1. The Offshore Fund will be classified as an association taxable as a corporation for United States federal income tax purposes.

2. The Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that the Offshore Fund is not engaged or deemed to be engaged in a U.S. trade or business during a taxable year to which such income, gain or loss of the Master Fund is treated as effectively connected.

To the extent that the Master Fund is not deemed to be engaged in a U.S. trade or business, the Offshore Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Master Fund invests are not classified as United States real property interests within the meaning of Section 897 of the Code. The Master Fund does not intend to invest in any securities that would be classified as United States real property interests. The Offshore Fund will, however, be subject to a U.S. withholding tax at a 30% rate applicable to dividends and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for “portfolio interest,” the Offshore Fund will provide the Master Fund with a statement regarding the Offshore Fund’s foreign status on IRS Form W-8BEN or its equivalent. Also, the Offshore Fund does not expect to maintain cash reserves, but generally intends to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

An investment in the Master Fund should not cause the Offshore Fund to receive income that is “effectively connected” with a U.S. trade or business so long as (i) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Master Fund consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Master Fund invests is also not deemed to be engaged in a U.S. trade or business. With respect to condition (iii), the Master Fund has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. The Master Fund, however, intends to use reasonable efforts to reduce or eliminate the extent to which it allocates investment assets to entities treated as partnerships for U.S. federal income tax purposes that are engaged or deemed to be engaged in a U.S. trade or business.

In the event that the Master Fund were found to be engaged in a U.S. trade or business during any taxable year, the Offshore Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Master Fund would be required to withhold such taxes from the income or gain allocable to the Offshore Fund under Section 1446 of the Code.

3. Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income from a trade or business unrelated to the trade or business regularly carried on by a tax-exempt entity. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In view of this special problem, a tax-exempt investor should consult its tax adviser before purchasing Shares. It will be the responsibility of any tax-exempt investor investing in the Fund to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that the Offshore Fund holds property that constitutes debt-financed property (e.g., securities purchased on margin or through other means of leverage) or property primarily for sale to customers (“dealer” property) or becomes actively involved in trading securities, income attributable to such property or activity may constitute UBTI. However, UBTI of an entity classified for U.S. income tax purposes as a corporation generally does not pass through a corporation to its U.S. tax-exempt shareholders.

The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) “passive foreign investment companies” (“PFICs”) and (ii) “controlled foreign corporations” (“CFCs”).

A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by “U.S. shareholders.” A “U.S. shareholder” is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. Because the Fund, a U.S. partnership, will own at least 67% of the stock of the Offshore Fund, the Offshore Fund will be treated as a CFC.

A “U.S. shareholder” of a CFC generally must include in income currently its pro rata share of, among other things, the CFC’s “Subpart F income,” whether or not currently distributed to such shareholder. “Subpart F income” includes various types of passive investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. “Subpart F income” of a CFC that is currently taxed to a “U.S. shareholder” is not subject to tax again in its hands when actually distributed to such shareholder. A corporation will not be treated with respect to a shareholder as a PFIC during the “qualified portion” of such shareholder’s holding period with respect to stock in such corporation. Generally, the term “qualified portion” means the portion of the shareholder’s holding period during which the shareholder is a “U.S. shareholder” (as defined above) and the corporation is a CFC. Accordingly, the Offshore Fund should not be treated as a PFIC with respect to the Fund.

Under current law applicable to U.S. tax-exempt entities, only particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code) attributed from a CFC or PFIC are taxable to a tax-exempt entity. The Offshore Fund does not expect to generate UBTI of this type.

Prior to its commencement of operations, the Fund received an opinion of Clifford Chance US LLP, counsel to the Fund at that time, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of the Fund allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. The Fund has not sought a ruling from the Service with respect to any of the tax issues affecting the Fund. If the Fund’s interpretations are incorrect and Shareholders are subjected to UBTI taxation, the Fund’s Board of Trustees will consider all relevant options, including the possible dissolution of the Fund.

The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as “charitable remainder trusts” that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, the Fund would not be an appropriate investment for charitable remainder trusts.

4. There are presently no income, corporation, capital gains or other taxes in effect in the Cayman Islands. The Offshore Fund is a LDC under Cayman Islands law and has made an application to the Governor-in-Council of the Cayman Islands for, and expects to receive, an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which will provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Offshore Fund or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of shares. An annual registration fee will be payable by the Offshore Fund to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital. Although such undertakings are routinely granted, if the Offshore Fund does not receive the undertaking, the tax treatment of the Offshore Fund, the Fund and the Shareholders will, under current Cayman Islands law, be the same as it would have been if the Offshore Fund had received the undertaking. However, failure to obtain the undertaking could expose the Offshore Fund, the Fund and the Shareholders to potential future tax liability in the event the Cayman Islands enacted a law imposing taxes on the Offshore Fund.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), or the Code should consider, among other things, the matters described below in determining whether to cause the ERISA Plan to invest in the Fund.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to an ERISA Plan, including prudence, diversification, prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Because the Fund has registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be “plan assets” of ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. For that reason, neither the Adviser nor any of the Investment Managers are fiduciaries with respect to those Plans within the meaning of ERISA.

The Fund requires an ERISA Plan proposing to invest in the Fund to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective ERISA Plan investors may currently maintain relationships with the Adviser or the Investment Managers, or with other entities that are affiliated with the Adviser or the Investment Managers. Each of the Adviser, the Investment Managers and their affiliates may be deemed to be a party in interest to and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. A fiduciary of an ERISA Plan investing in the Fund will be required to represent: that the decision to invest in the Fund was made by it as a fiduciary that is independent of the Adviser, the Investment Managers and their affiliates; that it is duly authorized to make such investment decision; that it has not relied on any individualized advice or recommendation of the Adviser, an Investment Manager or their affiliates, as a primary basis for the decision to invest in the Fund and that its investment in the Fund will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Prospectus, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential ERISA Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

PLAN OF DISTRIBUTION

The Fund is offering on a continuous basis through the Distributor $1,000,000,000 in Shares. Shares are offered in a continuous offering at the Fund’s then current net asset value per Share plus any applicable sales load. The Distributor may enter into selected dealer agreements with Selling Agents that have agreed to participate in the distribution of the Fund’s Shares. Neither the Distributor nor any Selling Agent is obligated to buy any Shares from the Fund. There is no minimum aggregate amount of Shares required to be purchased in the offering. No arrangements have been made to place funds received in connection with the Shares’ offering in an escrow, trust or similar arrangement, other than the account with the Transfer Agent as set forth below. The Distributor is an affiliate of the Adviser and may be affiliated with one or more Selling Agents.

Shares may be purchased only from a Selling Agent, through the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. To make an investment in the Fund through a Selling Agent or the Distributor, a prospective investor must open a brokerage account (an “Account”) with a Selling Agent or the Distributor. Cash, checks, travelers checks, third party checks, or money orders will not be accepted. Shares are not available in certificated form.

Generally, the minimum required initial purchase by each investor is $50,000. Please note that a Selling Agent may establish higher minimum investment requirements than the Fund, and may independently charge transaction fees and additional amounts (which may vary) in return for their services in addition to receiving a portion of the sales load, which will reduce an investor’s return.

Once a prospective investor’s order is received, a confirmation will be sent to the investor. The investor’s Account will be debited for the purchase amount, which will be deposited into an account with Boston Financial Data Services, Inc., as the Fund’s transfer agent (the “Transfer Agent”). See “Purchase of Shares—Purchase Terms.”

Shares may be purchased as of the first business day of each month from the Distributor, a Selling Agent or a RIA at the Fund’s then current net asset value per Share plus the sales load (if applicable). See “Purchase of Shares.”

The maximum aggregate sales load payable to the Distributor and all Selling Agents will not exceed 2.0% of the aggregate offering price of the Shares. The maximum aggregate Shareholder Servicing Fee payable by the Master Fund to the Distributor and all Service Agents (as set forth under the section “Shareholder Servicing Fee”) will not exceed 2.5% of the aggregate offering price of the Master Fund’s shares. For a description of the services to be provided by the Distributor and Service Agents in connection with the Shareholder Servicing Fee, see “Shareholder Servicing Fee.” The maximum aggregate compensation payable by the Adviser (as set forth under the section “Adviser Payments”) to Intermediaries will not exceed 3.5% of the aggregate offering price of the Master Fund’s Shares. For a description of the services to be provided by Intermediaries in connection with such compensation payable by the Adviser, see “Adviser Payments.”

ADDITIONAL INFORMATION ABOUT THE FUND

Each Share represents a proportional interest in the assets of the Fund. Each Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.

INQUIRIES

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:

Investor Services

Alternative Investment Partners Absolute Return Fund STS

c/o Morgan Stanley Alternative Investment Partners

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

Telephone: (888) 322-4675

APPENDIX

PERFORMANCE AND STANDARD DEVIATION SUMMARY OF PERFORMANCE

BENCHMARK AND OTHER INDICES

Set forth on the following pages is information showing the performance and volatility (measured by standard deviation, as described below) of the Master Fund’s performance benchmark, the HFRI Fund of Funds Diversified Index (the “HFRI FOF Diversified” or the “Performance Benchmark”) as compared to the performance and volatility of various other broad market equity and fixed income indices (each, an “Other Index” and collectively, the “Other Indices”) over the time period from December 31, 1989 through December 31, 2010. The Performance Benchmark is sponsored by Hedge Fund Research, Inc. (“HFRI”), a research firm specializing in the aggregation and analysis of alternative investment information. HFRI is not affiliated with the Master Fund, the Fund or Morgan Stanley. The Performance Benchmark comprises funds of hedge funds classified by HFRI as “diversified.” Funds of hedge funds classified by HFRI as “diversified” do not necessarily meet applicable diversification tests under the 1940 Act or the Internal Revenue Code. Rather, funds of hedge funds classified by HFRI as “diversified” seek to minimize losses during down markets while still achieving superior returns in up markets, and they seek to do so by investing in underlying hedge funds collectively pursuing a variety of investment strategies and managed by multiple investment managers. These characteristics serve to distinguish the Performance Benchmark from other fund-of-hedge-funds indices established by HFRI, which typically include funds of hedge funds collectively pursuing a few selected investment strategies. As set forth in this Prospectus under “Investment Program — Investment Strategies,” the Master Fund’s investment program and strategies substantially conform to HFRI’s classification standards for “diversified” funds of hedge funds. The Performance Benchmark is used solely to measure the Master Fund’s relative performance, and not to determine selection of Investment Funds or allocation to any particular investment strategy followed by Investment Funds. The performance of the Performance Benchmark is not necessarily indicative of the performance of the Master Fund.

The Performance Benchmark is an index comprising 290 funds of hedge funds at December 31, 2010 which report monthly returns to HFRI’s database and have either a minimum of $50 million in net assets or a track record of at least 12 months. The Performance Benchmark itself, however, is not an investable index, and it may overstate performance of funds of hedge funds due to survivorship bias (which is the tendency of successful funds to have longer lifespans than unsuccessful funds, resulting in aggregate measures of performance over long periods being disproportionately influenced by successful funds). HFRI provides information about its indices, criteria for fund inclusion in its indices, and its index calculation methodologies on its website, http://www.hedgefundresearch.com. There are 1,860 funds of hedge funds report monthly returns to HFRI’s database, which constitutes approximately 90% of active funds of hedge funds. The Master Fund reports its monthly returns to HFRI’s database.

Standard deviation is a measure of risk that represents the degree to which an investment’s performance has varied from its average performance over a particular period. The higher the standard deviation, the greater the risk. Returns generally can be expected to fall within one standard deviation of its average return 68% of the time and within two standard deviations 95% of the time. For example, if a portfolio has a standard deviation of 5% and an average annual return of 10% over a given period, approximately 68% of the time the portfolio’s returns can be expected to range between 5% and 15% (representing the 10% average annual return plus or minus the 5% standard deviation). Approximately 95% of the time, the portfolio’s returns can be expected to fall between 0% and 20% (representing the 10% average annual return plus or minus 10% (with the latter figure representing two standard deviations of 5%)). Standard deviation is based on past performance and is no guarantee of future results.

The performance of the Performance Benchmark and the Other Indices is not the performance of the Master Fund or the Fund. The performance data set forth below represents past performance,

which is no guarantee of future results of the Master Fund, the Fund, the Performance Benchmark or the Other Indices. The performance data assumes that all dividends and distributions, if any, were reinvested. Each of the Performance Benchmark and each Other Index is unmanaged and its returns do not include any sales charges, fees or taxes. Such costs would lower performance. It is not possible to invest directly in an index.

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Performance Summary

Cumulative Performance (12/31/89 – 12/31/10)

As of 12/31/10	1 Yr Ann Return %	1 Yr Ann Std Dev %	3 Yr Ann Return %	3 Yr Ann Std Dev %	5 Yr Ann Return %	5 Yr Ann Std Dev %	10Yr Ann Return %	10 Yr Ann Std Dev %	Since 12/31/89 Ann Return %	Ann Std Dev (Since 12/31/89) %
HFRI FOF Diversified	5.42	4.43	-2.39	7.23	2.37	6.54	4.14	5.18	7.54	6.12
S&P 500	15.06	19.26	-2.86	22.16	2.29	17.82	1.41	16.38	8.52	15.21
MSCI World	11.76	20.52	-4.85	24.05	2.43	19.38	2.31	17.12	5.72	15.62
Barclays Aggregate	6.54	2.91	5.90	4.23	5.80	3.65	5.84	3.81	6.99	3.82
Citi World Govt Bond	5.17	7.77	6.15	9.39	7.09	7.99	7.00	7.63	7.22	6.91

[1]	The Standard and Poor’s 500 Index (the “S&P 500”) is generally representative of the U.S. stock market.
[2]

The Morgan Stanley Capital International World Index (“MSCI World”) is a generally accepted index that measures performance from a diverse range of global stock markets, including securities representative of the market structure of 22 developed market countries in North America, Europe, and the Asia/Pacific region.

[3]

The Barclays Capital Aggregate Bond Index (the “Barclays Capital Aggregate”) is an index comprised of approximately 6,000 publicly traded bonds including U.S. government, mortgage-backed, corporate and Yankee bonds with an average maturity of approximately 10 years. The Barclays Capital Aggregate was formerly known as the Lehman Brothers Aggregate Bond Index.

[4]	The Citigroup World Government Bond Index (the “Citi World Government Bond”) consists of 14 world government bond markets with maturities of at least one year.

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ARFSTSPRO 5/11

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

April 29, 2011

STATEMENT OF ADDITIONAL INFORMATION

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

(610) 260-7600

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Alternative Investment Partners Absolute Return Fund STS (the “Fund”) dated April 29, 2011. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

INVESTMENT POLICIES AND PRACTICES

The Fund is a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on October 31, 2005. The Fund invests substantially all of its assets in AIP Absolute Return Fund LDC, a Cayman Islands limited duration company (the “Offshore Fund”). The Offshore Fund invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund, a Delaware statutory trust that is a non-diversified closed-end management investment company (the “Master Fund”). The investment objective and principal investment strategies of the Fund, the Offshore Fund and the Master Fund, as well as the principal risks associated with the investment strategies of the Fund, the Offshore Fund and the Master Fund, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (“Shares”), are listed below. The Master Fund has adopted the same fundamental policies. As defined by the Investment Company Act of 1940 (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Fund’s shareholders duly called, (a) of 66- 2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1)	invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, the Fund’s investments in Investment Funds (as hereinafter defined) are not deemed to be investments in a single industry).

(2)	borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets).

(3)	issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(4)	underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

(5)	make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements.

(6)	purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. Neither the Fund’s nor the Master Fund’s investment policies and restrictions apply to the activities and transactions of Investment Funds (as defined below).

The Fund’s investment objective is fundamental and may not be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act).

Certain Portfolio Securities and Other Operating Policies

As discussed in the prospectus, the Fund invests substantially all of its assets in the Offshore Fund. The Offshore Fund invests substantially all of its assets in the Master Fund. The Master Fund invests substantially all of its assets in private investment funds (“Investment Funds”) that are managed by alternative asset managers (“Investment Managers”) that primarily employ various absolute return investment strategies in pursuit of superior risk-adjusted returns. Additional information regarding the types of securities and financial instruments in which Investment Managers may invest the assets of the Investment Funds, and certain of the investment techniques that may be used by Investment Managers, are set forth below.

Equity Securities

The investment portfolios of Investment Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Investment Managers may generally invest the assets of Investment Funds in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including “micro cap” companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

Fixed Income Securities

Investment Funds may invest in fixed income securities. Fixed income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

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Investment Funds may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) of one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by an Investment Manager to be of comparable quality.

An Investment Fund’s investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities. For a description of the ratings of the Rating Agencies, see Annex B to this SAI.

Non-U.S. Securities

Investment Funds may invest in equity and fixed income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent an indirect interest in securities of non-U.S. issuers. Non-U.S. securities in which Investment Funds invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the prospectus under “Types of Investments and Related Risks—Investment Related Risks—Non-U.S. Investments.”

As a general matter, Investment Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, an Investment Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes or non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Investment Fund’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Investment Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Master Fund’s or an Investment Fund’s investment objective, such as when an Investment Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Master Fund’s or Investment Fund’s investment portfolio.

Commodities

Certain Investment Funds may invest directly in commodities, rather than gaining exposure to commodities markets by investing in futures contracts. Unlike financial instruments, there are costs of physical storage associated with purchasing a commodity, which would not be associated with a futures contract for the same commodity. These storage costs include the time value of money invested in the physical commodity plus the actual costs of storing the commodity less any benefits from ownership of

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the physical commodity that are not obtained by the holder of a futures contract (this is sometimes referred to as the “convenience yield”). To the extent that these storage costs change for a commodity while the Investment Fund has invested directly in that commodity, the value of the Investment Fund’s investment in that commodity may change accordingly.

In addition, the values of commodities are subject to additional variables which may be less significant to the values of traditional securities such as stocks and bonds. Variables such as drought, floods, weather, livestock disease, embargoes and tariffs may have a larger impact on commodity prices. These additional variables may create additional investment risks which subject the Investment Fund investments to greater volatility than investments in traditional securities.

Money Market Instruments

The Master Fund and Investment Funds may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market mutual funds, or may hold cash or cash equivalents in such amounts as the Adviser or Investment Managers deem appropriate under the circumstances. The Master Fund or Investment Funds also may invest in these instruments pending allocation of their respective offering proceeds. Money market instruments are high quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. The Fund may invest certain de minimis amounts in cash and cash equivalents to meet certain ongoing expenses.

Repurchase Agreements

The Master Fund may enter into repurchase agreements to a limited extent. Repurchase agreements are agreements under which the Master Fund or an Investment Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Master Fund or Investment Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Master Fund or Investment Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Master Fund or Investment Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Master Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Reverse Repurchase Agreements

The Master Fund may enter into reverse repurchase agreements to a limited extent. Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Master Fund or an Investment Fund. Reverse repurchase agreements are a form of leverage which also may

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increase the volatility of the Master Fund’s or an Investment Fund’s investment portfolio. The Master Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest.

Special Investment Techniques

Investment Funds may use a variety of special investment techniques to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Investment Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Investment Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that an Investment Fund may suffer losses as a result of its hedging activities.

Derivatives. Investment Funds may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Investment Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on an Investment Fund’s performance.

If an Investment Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Investment Fund’s return or result in a loss. An Investment Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Investment Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Options and Futures. The Investment Managers may utilize options and futures contracts. They also may use so-called “synthetic” options (notional principal contracts with characteristics of an OTC option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, an Investment Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, an Investment Manager may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by Investment Funds may include options on baskets of specific securities.

The Investment Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and

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obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Investment Fund owns the underlying security. The sale of such an option exposes an Investment Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Investment Fund’s books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Investment Funds need not be covered.

An Investment Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, an Investment Manager would ordinarily effect a similar “closing sale transaction,” which involves liquidating the position by selling the option previously purchased, although the Investment Manager could exercise the option should it deem it advantageous to do so.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by Investment Funds could cause the Master Fund to be a commodity pool, which would require the Master Fund to comply with certain rules of the CFTC. However, the Master Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC recently eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. In connection with its management of the Master Fund, the Adviser has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it is not subject to the registration and regulatory requirements of the CEA. Therefore, there are no limitations on the extent to which the Master Fund may engage in non-hedging transactions involving futures and options thereon except as set forth in the Master Fund’s prospectus or statement of additional information. There is no overall limitation on the percentage of the Master Fund’s net assets which may be subject to a hedge position.

Investment Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Master Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading

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may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting an Investment Fund to substantial losses.

Successful use of futures also is subject to an Investment Manager’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Investment Managers may purchase and sell stock index futures contracts for an Investment Fund. A stock index future obligates an Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Investment Managers may purchase and sell interest rate futures contracts for an Investment Fund. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Investment Managers may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes. Some or all of the Investment Managers may purchase and sell for the Investment Funds call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes or non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Investment Manager of options on stock indexes will be subject to the Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Investment Managers may enter into equity, interest rate, and index and currency rate swap agreements on behalf of Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments,

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which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, an Investment Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, an Investment Fund’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose investment vehicles the Master Fund could not invest directly, perhaps because of their investment minimums or their unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Master Fund currently does not intend to use swaps or other derivatives in this manner.

Lending Portfolio Securities

An Investment Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. An Investment Fund generally will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Investment Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, an Investment Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Investment Fund enters into the commitment, but the Investment Fund does not make payment until it receives delivery from the counterparty. After an Investment Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

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Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, (i.e., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose an Investment Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when an Investment Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of an Investment Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, the Investment Fund may incur a loss.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

As discussed in the prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund (“Shareholders”) pursuant to written tenders, the Fund’s Board will consider the recommendation of the Adviser. The Board also will consider various factors, including, but not limited to, those listed in the prospectus, in making its determinations.

The Fund’s Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Fund’s Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from State Street Bank and Trust Company, the administrator for the Fund, during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in the Master Fund (via the Offshore Fund) that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

The Fund’s assets consist primarily of its interest in the Master Fund held through the Offshore Fund. Therefore, in order to finance the repurchase of Shares pursuant to the repurchase offers, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interest only pursuant to repurchase offers by the Master Fund and, in turn, by the Offshore Fund. The Fund will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for Master Fund interests.

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Payment for repurchased Shares may require the Fund to liquidate a portion of its interest in the Offshore Fund and require the Offshore Fund to liquidate a portion of its interest in the Master Fund which may, in turn, need to liquidate some of its portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Mandatory Redemptions

As noted in the prospectus, the Fund has the right to redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory redemptions may be made if:

•	Shares have been transferred or vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetence of a Shareholder;

•

ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•

continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•	it would be in the best interests of the Fund to redeem Shares.

Transfers of Shares

With very limited exceptions, Shares are not transferable and liquidity will be provided only through the repurchase offers that will be made from time to time by the Fund. No transfer of Shares will be permitted by the Fund unless the transferee is an “Eligible Investor” (as defined in the prospectus) and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund’s minimum investment requirement.

The Fund’s organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

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MANAGEMENT OF THE FUND

The Trustees supervise the affairs of the Fund and the Master Fund under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund and the Master Fund.

Trustees and Officers

The Board of the Fund consists of 10 Trustees. These same individuals also serve as directors or trustees for the Master Fund, certain of the funds advised by the Adviser and Morgan Stanley Investment Management Inc. (“MSIM”) (the “Institutional Funds”) and certain of the funds advised by Morgan Stanley Investment Advisors Inc. (“MSIA”) (the “Retail Funds”). Nine Trustees have no affiliation or business connection with the Adviser or any of its affiliated persons and do not own any stock or other securities issued by the Adviser’s parent company, Morgan Stanley. These are the “non-interested” or “Independent Trustees.” The other Trustee (the “Interested Trustee”) is affiliated with the Adviser.

Board Structure and Oversight Function

The Board’s leadership structure features an Independent Trustee serving as Chairperson and the Board Committees described below. The Chairperson participates in the preparation of the agenda for meetings of the Board and the preparation of information to be presented to the Board with respect to matters to be acted upon by the Board. The Chairperson also presides at all meetings of the Board and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.

The Board of Trustees operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Fund shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board of Trustees has established four standing committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee and (4) Investment Committee. The Audit Committee and the Governance Committee are comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further under the caption “Independent Trustees and the Committees.”

In addition, appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer, members of the Fund’s administration and accounting teams, representatives from the Fund’s independent registered public accounting firm, the Fund’s Treasurer and portfolio management personnel, make regular reports regarding the Fund’s activities and related risks to the Board of Trustees and the committees, as appropriate. These reports include, among others, quarterly performance reports, quarterly derivatives activity and risk reports and discussions with members of the risk teams relating to each asset class.

As needed between meetings of the Board, the Board or a specific committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund’s operations and related risks.

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Independent Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders. Information about the Fund’s Governance Committee and Board of Trustees nomination process is provided below under the caption “Independent Trustees and the Committees.”

The Independent Trustees of the Fund, their age, address, term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex (defined below) overseen by each Independent Trustee (as of December 31, 2010) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Adviser and any funds that have an investment adviser that is an affiliated person of the Adviser (including, but not limited to, MSIM and MSIA).

INDEPENDENT TRUSTEES

Name, Age, and Address of Independent Trustee	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Independent Trustee	Other Trusteeships/Directorships Held by Independent Trustee(2)
Frank L. Bowman (66) c/o Kramer Levin Naftalis & Frankel LLP Counsel to the Independent Trustees 1177 Avenue of the Americas New York, NY 10036	Trustee	Since August 2006	President, Strategic Decisions, LLC (consulting) (since February 2009); Director or Trustee of various Retail Funds and Institutional Funds (since August 2006); Chairperson of the Insurance Sub-Committee of the Compliance and Insurance Committee (since February 2007); served as President and Chief Executive Officer of the Nuclear Energy Institute (policy organization) through November 2008; retired as Admiral, U.S. Navy after serving 38 years on active duty including 8 years as Director of the Naval Nuclear Propulsion Program in the Department of the Navy and the U.S. Department of Energy (1996-2004); served as Chief of Naval Personnel (July 1994-September 1996); Knighted as Honorary Knight Commander of the Most Excellent Order of the British Empire; Awarded the Officer de l’Orde National du Mérite by the French Government; elected to the National Academy of Engineering (2009).	102	Director of BP p.l.c.; Director of Naval and Nuclear Technologies LLP; Director of the Armed Services YMCA of the USA and the Naval Submarine League.

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INDEPENDENT TRUSTEES

Name, Age, and Address of Independent Trustee	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Independent Trustee	Other Trusteeships/Directorships Held by Independent Trustee(2)
Michael Bozic (70) c/o Kramer Levin Naftalis & Frankel LLP Counsel to the Independent Trustees 1177 Avenue of the Americas New York, NY 10036	Trustee	Since April 1994	Private investor; Chairperson of the Compliance and Insurance Committee (since October 2006); Director or Trustee of the Retail Funds (since April 1994) and Institutional Funds (since July 2003); formerly, Chairperson of the Insurance Committee (July 2006-September 2006); Vice Chairman of Kmart Corporation (December 1998-October 2000), Chairman and Chief Executive Officer of Levitz Furniture Corporation (November 1995-November 1998) and President and Chief Executive Officer of Hills Department Stores (May 1991-July 1995); variously Chairman, Chief Executive Officer, President and Chief Operating Officer (1987-1991) of the Sears Merchandise Group of Sears, Roebuck & Co.	104	Director of various business organizations.

Kathleen A. Dennis (57) c/o Kramer Levin Naftalis & Frankel LLP Counsel to the Independent Trustees 1177 Avenue of the Americas New York, NY 10036	Trustee	Since August 2006	President, Cedarwood Associates (mutual fund and investment management consulting) (since July 2006); Chairperson of the Money Market and Alternatives Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Retail Funds and Institutional Funds (since August 2006); formerly, Senior Managing Director of Victory Capital Management (1993-2006).	102	Director of various non-profit organizations.

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INDEPENDENT TRUSTEES

Name, Age, and Address of Independent Trustee	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Independent Trustee	Other Trusteeships/Directorships Held by Independent Trustee(2)

Dr. Manuel H. Johnson (62) c/o Johnson Smick Group, Inc. 888 16th Street, N.W. Suite 740 Washington, D.C. 20006	Trustee	Since July 1991	Senior Partner, Johnson Smick International, Inc. (consulting firm); Chairperson of the Investment Committee (since October 2006) and Director or Trustee of the Retail Funds (since July 1991) and Institutional Funds (since July 2003); Co-Chairman and a founder of the Group of Seven Council (G7C) (international economic commission); formerly, Chairperson of the Audit Committee (July 1991-September 2006); Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury.	104	Director of NVR, Inc. (home construction); Director of Evergreen Energy; Director of Greenwich Capital Holdings.

Joseph J. Kearns (68) c/o Kearns & Associates LLC PMB754 23852 Pacific Coast Highway Malibu, CA 90265	Trustee	Since August 1994	President, Kearns & Associates LLC (investment consulting); Chairperson of the Audit Committee (since October 2006) and Director or Trustee of the Retail Funds (since July 2003) and Institutional Funds (since August 1994); formerly, Deputy Chairperson of the Audit Committee (July 2003-September 2006) and Chairperson of the Audit Committee of the Institutional Funds (October 2001 - July 2003 and since August 1994 for certain predecessor funds); CFO of the J. Paul Getty Trust.	105	Director of Electro Rent Corporation (equipment leasing) and The Ford Family Foundation.

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INDEPENDENT TRUSTEES

Name, Age, and Address of Independent Trustee	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Independent Trustee	Other Trusteeships/Directorships Held by Independent Trustee(2)

Michael F. Klein (52) c/o Kramer Levin Naftalis & Frankel LLP Counsel to the Independent Trustees 1177 Avenue of the Americas New York, NY 10036	Trustee	Since August 2006	Managing Director, Aetos Capital, LLC (since March 2000) and Co-President, Aetos Alternatives Management, LLC (since January 2004); Chairperson of the Fixed Income Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Retail Funds and Institutional Funds (since August 2006); formerly, Managing Director, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management, President, Morgan Stanley Institutional Funds (June 1998-March 2000) and Principal, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management (August 1997 – December 1999).	102	Director of certain investment funds managed or sponsored by Aetos Capital, LLC. Director of Sanitized AG and Sanitized Marketing AG (specialty chemicals).

Michael E. Nugent (74) c/o Triumph Capital, L.P. 445 Park Avenue New York, NY 10022	Chairperson of the Board and Trustee	Chairperson of the Boards since July 2006 and Trustee since July 1991	General Partner, Triumph Capital, L.P. (private investment partnership); Chairperson of the Boards of the Retail Funds and Institutional Funds (since July 2006); Director or Trustee of the Retail Funds (since July 1991) and Institutional Funds (since July 2001); formerly, Chairperson of the Insurance Committee (until July 2006).	104	None.

W. Allen Reed (64) c/o Kramer Levin Naftalis & Frankel LLP Counsel to the Independent Trustees 1177 Avenue of the Americas New York, NY 10036	Trustee	Since August 2006	Chairperson of the Equity Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Retail Funds and Institutional Funds (since August 2006); formerly, President and CEO of General Motors Asset Management; Chairman and Chief Executive Officer of the GM Trust Bank and Corporate Vice President of General Motors Corporation (August 1994-December 2005).	102	Director of Temple-Inland Industries (packaging and forest products); Director of Legg Mason, Inc. and Director of the Auburn University Foundation; formerly Director of iShares, Inc. (2001-2006).

Fergus Reid (78) c/o Joe Pietryka, Inc. 85 Charles Colman Blvd. Pawling, NY 12564	Trustee	Since June 1992	Chairman, Joe Pietryka, Inc.; Chairperson of the Governance Committee and Director or Trustee of the Retail Funds (since July 2003) and Institutional Funds (since June 1992).	105	Trustee and Director of certain investment companies in the JPMorgan Funds complex managed by JP Morgan Investment Management Inc.

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(1)	This is the earliest date the Trustee began serving the Institutional Funds or Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
(2)	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

The Trustee who is affiliated with the Adviser or affiliates of the Adviser (as set forth below) and executive officers of the Fund, their age, address, term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by the Interested Trustee (as of December 31, 2010) and the other directorships, if any, held by the Interested Trustee, are shown below.

INTERESTED TRUSTEE

Name, Age and Address of Interested Trustee	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Interested Trustee	Other Trusteeships/Directorships Held by Interested Trustee(2)
James F. Higgins (63) c/o Morgan Stanley Services Company Inc. Harborside Financial Center 201 Plaza Two Jersey City, NJ 07311	Trustee	Since June 2000	Director or Trustee of the Retail Funds (since June 2000) and Institutional Funds (since July 2003); Senior Advisor of Morgan Stanley (since August 2000).	103	Director of AXA Financial, Inc. and The Equitable Life Assurance Society of the United States (financial services).

(1)	This is the earliest date the Trustee began serving the Institutional Funds or Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
(2)	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

Executive Officers

Name, Age and Address of Executive Officer	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Stefanie V. Chang Yu (44) 522 Fifth Avenue New York, NY 10036	Vice President	Since December 1997	Managing Director and Secretary of Morgan Stanley Investment Advisors Inc. and various entities affiliated with Morgan Stanley Investment Advisors Inc.; Vice President of the Retail Funds (since July 2002) and Institutional Funds (since December 1997).

Jacques Chappuis (40) 522 Fifth Avenue New York, NY 10036	President and Principal Executive Officer	Since September 2010	President and Principal Executive Officer (since September 2010) of the Morgan Stanley AIP Funds in the Fund Complex; Head of Morgan Stanley AIP; Managing Director of Morgan Stanley AIP (since July 2009). Previously, Head of Alternative Investments for the Morgan Stanley Global Wealth Management Group (August 2006-June 2009); Global Head of Alternative Investments for Citigroup Global Wealth Management (July 2002-August 2006).

Mustafa Jama (50) 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881	Vice President	Since June 2008	Head and Chief Investment Officer of Morgan Stanley AIP Fund of Hedge Funds team; Managing Director of Morgan Stanley AIP (since January 2004). Formerly, Managing Director of Glenwood Capital Investments.

Matthew Graver (42) 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881	Vice President	Since June 2008	Chief Operating Officer and Managing Director of Morgan Stanley AIP. Formerly, Senior Manager at PricewaterhouseCoopers LLP.

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Name, Age and Address of Executive Officer	Position(s) Held with Registrant	Length of Time Served(1)	Principal Occupation(s) During Past 5 Years

Mary Anne Picciotto (37) c/o Morgan Stanley Services Company Inc. Harborside Financial Center 201 Plaza Two Jersey City, NJ 07311	Chief Compliance Officer	Since May 2010	Executive Director of Morgan Stanley Investment Advisors Inc. and various entities affiliated with Morgan Stanley Investment Advisors Inc.; Chief Compliance Officer of the Retail Funds and Institutional Funds (since May 2010); Chief Compliance Officer of Morgan Stanley Investment Advisors Inc. and Morgan Stanley Investment Management (since April 2007).

Mary E. Mullin (44) 522 Fifth Avenue New York, NY 10036	Secretary	Since June 1999	Executive Director of Morgan Stanley Investment Advisors Inc. and various entities affiliated with Morgan Stanley Investment Advisors Inc.; Secretary of the Retail Funds (since July 2003) and Institutional Funds (since June 1999).

Noel Langlois (41) 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881	Treasurer and Chief Financial Officer	Treasurer and Chief Financial Officer since March 2010	Head of Alternative Investment Services of Morgan Stanley Investment Management and Executive Director of Morgan Stanley AIP; Director of Morgan Stanley Funds plc, Morgan Stanley Multi-Strategy Fund plc, Morgan Stanley Alpha Plus Funds plc, and Morgan Stanley Select Investment Strategies Limited.

(1)	This is the earliest date the Officer began serving the Institutional Funds or Retail Funds. Each Officer serves an indefinite term, until his or her successor is elected.

In addition, the following individuals who are officers of the Adviser or its affiliates serve as assistant secretaries of the Fund: Joanne Antico, Joseph C. Benedetti, Daniel E. Burton, John F. Cacchione, Tara A. Farrelly, Eric C. Griffith, Lou Anne D. McInnis, Edward J. Meehan, Bernard V. Peterson and Sheri L. Schreck. The following individuals who are officers of the Adviser or its affiliates also serve as assistant treasurers of the Fund: Robin Coroniti, Robert Creaney, Bud Rein and Francie Tai.

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Adviser, MSIA and MSIM) for the calendar year ended December 31, 2010, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2010)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2010)
Independent:
Frank L. Bowman(1)	N/A	over $100,000
Michael Bozic	N/A	over $100,000
Kathleen A. Dennis	N/A	over $100,000
Manuel H. Johnson	N/A	over $100,000
Joseph J. Kearns(1)	N/A	over $100,000
Michael F. Klein	N/A	over $100,000
Michael E. Nugent	N/A	over $100,000
W. Allen Reed(1)	N/A	over $100,000
Fergus Reid(1)	N/A	over $100,000

(1)	Includes the total amount of compensation deferred by the Trustee at his election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Retail Funds or Institutional Funds (or portfolio thereof) that are offered as investment options under the plan.

Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2010)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2010)
Interested:
James F. Higgins	N/A	$1 - $10,000

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As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

As of April 1, 2011, the Trustees and Officers of the Fund, as a group, owned less than 1% of the outstanding Shares of the Fund.

Independent Trustees and the Committees

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board has four committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee and (4) Investment Committee. Three of the Independent Trustees serve as members of the Audit Committee, three Independent Trustees serve as members of the Governance Committee, four Trustees, including three Independent Trustees, serve as members of the Compliance and Insurance Committee and all of the Trustees serve as members of the Investment Committee.

The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. Most of the Institutional Funds, as well as the Fund, do not have a Rule 12b-1 plan.

The Board of Trustees has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund’s independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm’s duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

The members of the Audit Committee of the Fund are Joseph J. Kearns, Michael E. Nugent and W. Allen Reed. None of the members of the Fund’s Audit Committee is an “interested person,” as defined under the Investment Company Act, of the Fund (with such disinterested Trustees being “Independent Trustees” or individually, “Independent Trustee”). Each Independent Trustee is also “independent” from the Fund under the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The Chairperson of the Audit Committee of the Fund is Joseph J. Kearns.

The Board of Trustees of the Fund also has a Governance Committee. The Governance Committee identifies individuals qualified to serve as Independent Trustees on the Fund’s Board and on committees of such Board and recommends such qualified individuals for nomination by the Fund’s Independent Trustees as candidates for election as Independent Trustees, advises the Fund’s Board with respect to Board composition, procedures and committees, develops and recommends to the Fund’s Board

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a set of corporate governance principles applicable to the Fund, monitors and makes recommendations on c orporate governance matters and policies and procedures of the Fund’s Board of Trustees and any Board committees and oversees periodic evaluations of the Fund’s Board and its committees. The members of the Governance Committee of the Fund are Kathleen A. Dennis, Michael F. Klein and Fergus Reid, each of whom is an Independent Trustee. The Chairperson of the Governance Committee is Fergus Reid.

The Fund does not have a separate nominating committee. While the Fund’s Governance Committee recommends qualified candidates for nominations as Independent Trustees, the Board of Trustees of the Fund believes that the task of nominating prospective Independent Trustees is important enough to require the participation of all current Independent Trustees, rather than a separate committee consisting of only certain Independent Trustees. Accordingly, each Independent Trustee (Frank L. Bowman, Michael Bozic, Kathleen A. Dennis, Manuel H. Johnson, Joseph J. Kearns, Michael F. Klein, Michael E. Nugent, W. Allen Reed and Fergus Reid) participates in the election and nomination of candidates for election as Independent Trustees for the Fund. Persons recommended by the Fund’s Governance Committee as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board’s ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the NYSE. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Fund’s Board as they deem appropriate, they will consider nominations from shareholders to the Board. Nominations from shareholders should be in writing and sent to the Independent Trustees as described below under the caption “Shareholder Communications.”

The Board formed the Compliance and Insurance Committee to address insurance coverage and oversee the compliance function for the Fund and the Board. The Compliance and Insurance Committee consists of Frank L. Bowman, Michael Bozic, James F. Higgins and Manuel H. Johnson. Frank L. Bowman, Michael Bozic and Manuel H. Johnson are Independent Trustees. The Chairperson of the Compliance and Insurance Committee is Michael Bozic. The Compliance and Insurance Committee has an Insurance Sub-Committee to review and monitor the insurance coverage maintained by the Fund. The Chairperson of the Insurance Sub-Committee is Frank L. Bowman.

The Investment Committee oversees the portfolio investment process for and reviews the performance of the Fund. The Investment Committee also recommends to the Board to approve or renew the Fund’s Investment Advisory and Administration Agreements. The members of the Investment Committee are Frank L. Bowman, Michael Bozic, Kathleen A. Dennis, James F. Higgins, Manuel H. Johnson, Joseph J. Kearns, Michael F. Klein, Michael E. Nugent, W. Allen Reed and Fergus Reid. The Chairperson of the Investment Committee is Manuel H. Johnson.

The Investment Committee has three Sub-Committees, each with its own Chairperson. Each Sub-Committee focuses on the funds’ primary areas of investment, namely equities, fixed income and alternatives. The Sub-Committees and their members are as follows:

(1)	Equity – W. Allen Reed (Chairperson), Frank L. Bowman and Michael E. Nugent.

(2)	Fixed Income – Michael F. Klein (Chairperson), Michael Bozic and Fergus Reid.

(3)	Money Market and Alternatives – Kathleen A. Dennis (Chairperson), James F. Higgins and Joseph J. Kearns.

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During the Fund’s fiscal year ended December 31, 2010, the Board of Trustees held the following meetings:

Board of Trustees	9
Committee/Sub-Committee	Number of meetings:
Audit Committee	4
Governance Committee	4
Compliance and Insurance Committee	4
Insurance Sub-Committee	0
Investment Committee	5
Equity Sub-Committee	5
Fixed Income Sub-Committee	5
Money Market and Alternatives Sub-Committee	6

Experience, Qualifications and Attributes

The Board has concluded, based on each Trustee’s experience, qualifications and attributes that each Board member should serve as a Trustee. Following is a brief summary of the information that led to and/or supports this conclusion.

Mr. Bowman has experience in a variety of business and financial matters through his prior service as a Director or Trustee for various other funds in the Fund Complex, where he serves as Chairperson of the Insurance Sub-Committee of the Compliance and Insurance Committee, and as a Director of B.P. p.l.c. and Naval and Nuclear Technologies LLP. Mr. Bowman also serves as a Director for the Armed Services YMCA of the USA and the Naval Submarine League. Mr. Bowman retired as an Admiral in the U.S. Navy after serving over 38 years on active duty including 8 years as Director of the Naval Nuclear Propulsion Program in the Department of the Navy and the Department of Energy (1996-2004). Additionally, Mr. Bowman served as the U.S. Navy’s Chief of Naval Personnel where he was responsible for the planning and programming of all manpower, personnel, training and education resources for the U.S. Navy. In addition, Mr. Bowman served as President and Chief Executive Officer of the Nuclear Energy Institute. Mr. Bowman has received such distinctions as a knighthood as Honorary Knight Commander of the Most Excellent Order of the British Empire and the Officer de l’Orde National du Mérite from the French Government and was elected to the National Academy of Engineering (2009). He is President of the consulting firm Strategic Decisions, LLC.

With over 20 years of experience on the boards and in senior management of such companies as Kmart Corporation, Levitz Furniture Corporation, Hills Department Stores and Sears Merchandise Group of Sears, Roebuck & Co., where he also served as Chief Financial Officer of the Merchandise Group, and with over 15 years of experience as a Director or Trustee of the certain other funds in the Fund Complex, Mr. Bozic has experience with a variety of financial, management, regulatory and operational issues as well as experience with marketing and distribution. Mr. Bozic has served as the Chairperson of the Compliance and Insurance Committee since 2006.

Ms. Dennis has over 25 years of business experience in the financial services industry and related fields including serving as a Director or Trustee of various other funds in the Fund Complex, where she serves as Chairperson of the Money Market and Alternatives Sub-Committee of the Investment Committee. Ms. Dennis possesses a strong understanding of the regulatory framework under which investment companies must operate based on her years of service to this Board and her position as Senior Managing Trustee of Victory Capital Management.

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In addition to his tenure as a Director or Trustee of various other funds in the Fund Complex, where he formerly served as Chairperson of the Audit Committee, Dr. Johnson has also served as an officer or a board member of numerous companies for nearly 20 years. These positions included Co-Chairman and a founder of the Group of Seven Council, Director of NVR, Inc., Director of Evergreen Energy and Director of Greenwich Capital Holdings. He also has served as Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury. In addition, Dr. Johnson also served as Chairman of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, for seven years.

Mr. Kearns gained extensive experience regarding accounting through his experience on the Audit Committees of the boards of other funds in the Funds Complex, including serving as either Chairperson or Deputy Chairperson of the Audit Committee for fourteen years, and through his position as Chief Financial Officer of the J. Paul Getty Trust. He also has experience in financial, accounting, investment and regulatory matters through his position as President and founder of Kearns & Associates LLC, a financial consulting company. Mr. Kearns also serves as a director of Electro Rent Corporation and The Ford Family Foundation. The Board has determined that Mr. Kearns is an “audit committee financial expert” as defined by the SEC.

Through his prior positions as Managing Director of Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management and as President of Morgan Stanley Institutional Funds, Mr. Klein has experience in the management and operation of registered investment companies, enabling him to provide management input and investment guidance to the Board. Mr. Klein also has extensive experience in the investment management industry based on his current positions as Managing Director of Aetos Capital, LLC and as director of certain investment funds managed or sponsored by Aetos Capital, LLC. In addition, he also has experience as a member of the board of other funds in the Fund Complex.

Mr. Nugent has extensive experience with financial, accounting, investment and regulatory matters through his almost 20 years of service on the boards of various funds in the Fund Complex, including time as the Chairperson of the Insurance Committee and Chairman of the Morgan Stanley Funds. Mr. Nugent also has experience as a General Partner in Triumph Capital, L.P.

Mr. Reed has experience on investment company boards and is experienced with financial, accounting, investment and regulatory matters through his service as a director of iShares Inc. and other funds in the Fund Complex. Mr. Reed also gained substantial experience in the financial services industry through his positions as Director of Legg Mason, Inc. and prior position as President and CEO of General Motors Asset Management.

Mr. Reid has served on a number of mutual fund boards, including as a trustee and director of certain investment companies in the JPMorgan Funds complex and as a Director or Trustee of other funds in the Fund Complex. Therefore, Mr. Reid is experienced with financial, accounting, investment and regulatory matters, enabling him to provide management input and investment guidance to the Board.

Mr. Higgins has over 30 years of experience in the financial services industry. Mr. Higgins has substantial mutual fund experience and is experienced with financial, accounting, investment and regulatory matters due to his experience on the boards of other funds in the Fund Complex. Mr. Higgins also serves on the boards of other companies in the financial services industry, including AXA Financial, Inc. and The Equitable Life Assurance Society of the United States.

The Trustees’ principal occupations during the past five years or more are shown in the above tables.

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Advantages of Having Same Individuals as Independent Trustees for the Retail Funds and Institutional Funds

The Independent Trustees and the Fund’s management believe that having the same Independent Trustees for each of the Retail Funds and Institutional Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as Independent Trustees of all the Retail Funds and Institutional Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the fund’s service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Retail Funds and Institutional Funds.

Shareholder Communications

Shareholders may send communications to the Fund’s Board of Trustees. Shareholders should send communications intended for the Fund’s Board by addressing the communications directly to that Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Compensation

Effective January 1, 2011, each Trustee (except for the Chairperson of the Boards) receives an annual retainer fee of $210,000 for serving the Retail Funds and the Institutional Funds. Prior to January 1, 2011, each Trustee (except for the Chairperson of the Boards) received an annual retainer fee of $200,000 for serving the Retail Funds and the Institutional Funds.

The Chairperson of the Audit Committee receives an additional annual retainer fee of $78,750 ($75,000 prior to January 1, 2011) and the Investment Committee Chairperson receives an additional annual retainer fee of $63,000 ($60,000 prior to January 1, 2011). Other Committee Chairpersons receive an additional annual retainer fee of $31,500 ($30,000 prior to January 1, 2011) and the Sub-Committee Chairpersons receive an additional annual retainer fee of $15,750 ($15,000 prior to January 1, 2011). The aggregate compensation paid to each Trustee is paid by the Retail Funds and the Institutional Funds, and is allocated on a pro rata basis among each of the operational funds/portfolios of the Retail Funds and the Institutional Funds based on the relative net assets of each of the funds/portfolios. Michael E. Nugent receives a total annual retainer fee of $420,000 ($400,000 prior to January 1, 2011) for his services as Chairperson of the Boards of the Retail Funds and the Institutional Funds and for administrative services provided to each Board.

The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Interested Trustees receive no compensation or expense reimbursement from the Fund for their services as Trustee.

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Effective April 1, 2004, the funds in the Fund Complex began a Deferred Compensation Plan (the “DC Plan”), which allows each Trustee to defer payment of all, or a portion, of the fees he or she receives for serving on the Board of Trustees throughout the year. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Retail Funds or Institutional Funds (or portfolios thereof) that are offered as investment options under the DC Plan. At the Trustee’s election, distributions are either in one lump sum payment, or in the form of equal annual installments over a period of five years. The rights of an eligible Trustee and the beneficiaries to the amounts held under the DC Plan are unsecured and such amounts are subject to the claims of the creditors of the Fund.

Prior to April 1, 2004, the Institutional Funds maintained a similar Deferred Compensation Plan (the “Prior DC Plan”), which also allowed each Independent Trustee to defer payment of all, or a portion, of the fees he or she received for serving on the Board of Trustees throughout the year. Generally, the DC Plan amends and supersedes the Prior DC Plan and all amounts payable under the Prior DC Plan are now subject to the terms of the DC Plan (except for amounts paid during the calendar year 2004, which remain subject to the terms of the Prior DC Plan).

The following table shows aggregate compensation payable to each of the Fund’s Trustees from the Fund for the fiscal year ended December 31, 2010 and the aggregate compensation payable to each of the funds’ Trustees by the Fund Complex (which includes all of the Retail Funds and Institutional Funds) for the calendar year ended December 31, 2010.

Compensation(1)

Name of Independent Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex Payable to Trustees (2)
Frank L. Bowman	N/A	$215,000
Michael Bozic	N/A	$230,000
Kathleen A. Dennis	N/A	$215,000
Manuel H. Johnson	N/A	$260,000
Joseph J. Kearns	N/A	$290,000
Michael F. Klein	N/A	$215,000
Michael E. Nugent	N/A	$400,000
W. Allen Reed	N/A	$215,000
Fergus Reid	N/A	$245,000

Name of Interested Trustee
James F. Higgins	N/A	$200,000
(1)	Includes all amounts paid for serving as director/trustee of the funds, as well as serving as Chairperson of the Boards or a Chairperson of a Committee or Sub-Committee.
(2)	The amounts shown in this column represent the aggregate compensation paid by all of the funds in the Fund Complex as of December 31, 2010 before deferral by the Trustees under the DC Plan. As of December 31, 2010, the value (including interest) of the deferral accounts across the Fund Complex for Messrs. Kearns, Reed and Reid pursuant to the deferred compensation plan was was $438,616, $478,362 and $594,829, respectively. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this column are presented on a calendar year basis.

Prior to December 31, 2003, 49 of the Retail Funds (the “Adopting Funds”) had adopted a retirement program under which an Independent Trustee who retired after serving for at least five years as an Independent Trustee of any such fund (an “Eligible Trustee”) would have been entitled to retirement payments, based on factors such as length of service, upon reaching the eligible retirement age. On December 31, 2003, the amount of accrued retirement benefits for each Eligible Trustee was frozen, and will be payable, together with a return of 8% per annum, at or following each such Eligible Trustee’s retirement as shown in the table below.

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The following table illustrates the retirement benefits accrued to the Fund’s Independent Trustees by the Adopting Funds for the calendar year ended December 31, 2010, and the estimated retirement benefits for the Independent Trustees from the Adopting Funds for each calendar year following retirement. Only the Trustees listed below participated in the retirement program.

Name of Independent Trustee	Retirement Benefits Accrued as Fund Expenses By All Adopting Funds	Estimated Annual Benefits Upon Retirement(1) From All Adopting Funds
Michael Bozic	$42,107	$43,940
Manuel H. Johnson	$30,210	$64,338
Michael E. Nugent	$6,805	$57,539

(1)	Total compensation accrued under the retirement plan, together with a return of 8% per annum, will be paid annually commencing upon retirement and continuing for the remainder of the Trustee’s life.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser and Morgan Stanley Distribution, Inc. (collectively the “Codes”). The Codes are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.

The Codes apply to the personal investing activities of Trustees and officers of the Fund, the Adviser, and Morgan Stanley Distribution, Inc. (“Access Persons”). Rule 17j-1 and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes are complied with). Under the Codes, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC, and are available to the public.

Investment Advisory and Distribution Agreements

The Adviser is a wholly owned subsidiary of Morgan Stanley. The principal offices of Morgan Stanley are located at 1585 Broadway, New York, New York 10036 and the principal offices of the Adviser are located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881.

Pursuant to an Investment Advisory Agreement with the Master Fund (the “Advisory Agreement”), the Adviser receives compensation for providing investment advisory services in the amounts described below.

Advisory Fees

The Fund does not incur a separate advisory fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s advisory fee (the “Management Fee”). The Adviser is entitled to receive a monthly Management Fee at an annual rate of 1.50% of the value of the Master Fund’s month-end net assets. For the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010, the Master Fund incurred $17,863,522, $15,069,035 and $14,748,564, respectively, in Management Fees.

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Approval of the Advisory Agreement

The Advisory Agreement was approved by the Master Fund’s Board of Trustees (including a majority of the Independent Trustees) at a meeting held in person on April 28, 2005 and was also approved by the then sole Shareholder of the Master Fund. The Advisory Agreement of the Master Fund has an initial term of two years from the date of its execution. The Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Master Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Master Fund’s Board of Trustees; by vote of a majority of the outstanding voting securities of the Master Fund; or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the Investment Company Act and the rules thereunder.

A discussion of the factors considered by the Master Fund’s Board of Trustees in approving the continuance of the Advisory Agreement is set forth in the Master Fund’s semi-annual report to Shareholders for the six months ended June 30, 2010.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory Agreement, the Adviser is not liable for any loss the Master Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

Distributor

Morgan Stanley Distribution, Inc., a wholly owned subsidiary of Morgan Stanley, serves as the Fund’s distributor pursuant to a distribution agreement. The principal offices of Morgan Stanley Distribution, Inc. are located at 522 Fifth Avenue, New York, New York 10036.

Shareholder Servicing Fee

The Fund does not incur a separate shareholder servicing fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s shareholder servicing fee (the “Shareholder Servicing Fee”). The Master Fund pays the Distributor, and the Distributor pays each financial institution, broker-dealer and other industry professional that enters into a Shareholder Servicing Agreement with the Distributor (collectively, “Service Agents”) a quarterly Shareholder Servicing Fee of 0.0625% (0.25% on an annualized basis) of the net asset value of the outstanding Shares attributable to the clients of the Service Agent who are invested in the Master Fund through the Service Agent’s distribution efforts. The total Shareholder Servicing Fees incurred by the Master Fund to the Distributor for the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010 was $2,861,516, $2,414,217 and $2,438,688, respectively.

Other Accounts Managed by the Portfolio Managers

Because the portfolio managers manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Master Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee

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accounts over the Master Fund. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Adviser’s employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Adviser manages accounts that engage in short sales of securities of the type in which the Master Fund invests, the Adviser could be seen as harming the performance of the Master Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following tables show information regarding accounts (other than the Master Fund) managed by each named portfolio manager as of December 31, 2010 (excluding Eric Stampfel, who became a portfolio manager in January 2011):

Mustafa A. Jama Jose F. Gonzalez-Heres Paresh Bhatt Mark L.W. van der Zwan Lawrence Berner Jarrod Quigley	Number of Accounts	Total Assets in Accounts ($ billion)
Registered Investment Companies	4	$2.8
Other Pooled Investment Vehicles	14	$3.5
Other Accounts	12	$3.4

Securities Ownership of Portfolio Managers

As of December 31, 2010, none of Mustafa A. Jama, Jose F. Gonzalez-Heres, Paresh Bhatt, Mark L.W. van der Zwan, Lawrence Berner or Jarrod Quigley owned any securities in the Fund or the Master Fund. Eric Stampfel became a portfolio manager in January 2011.

Portfolio Manager Compensation Structure

Portfolio managers receive a combination of base compensation and discretionary compensation, comprising a cash bonus and several deferred compensation programs described below. The methodology used to determine portfolio manager compensation is applied across all accounts managed by the portfolio manager.

Base salary compensation. Generally, portfolio managers receive base salary compensation based on the level of their position with the Adviser.

Discretionary compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Components of discretionary compensation may include:

•	Cash Bonus;

•

Morgan Stanley’s Long Term Incentive Compensation Awards – a mandatory program that defers a portion of discretionary year-end compensation into restricted stock units or other awards based on Morgan Stanley common stock that are subject to vesting and other conditions;

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•

Investment Management Deferred Compensation Plan (IMAP) awards – a mandatory program that defers a portion of discretionary year-end compensation and notionally allocates it to designated funds advised by the Adviser or its affiliates. The award is subject to vesting and other conditions. Portfolio managers must notionally invest a minimum of 25% to a maximum of 100% of their IMAP deferral account into a combination of the designated funds they manage that are included in the IMAP fund menu, which may or may not include the Fund. For 2008 awards, a clawback provision was implemented that could be triggered if the individual engages in conduct detrimental to the Investment Adviser or its affiliates. For 2009 awards, this provision was further strengthened to allow Morgan Stanley to clawback compensation for situations such as a material restatements of Morgan Stanley’s financial statement losses on certain trading positions, investments or holdings.

•

Voluntary Deferred Compensation Plans – voluntary programs that permit certain employees to elect to defer a portion of their discretionary year-end compensation and notionally invest the deferred amount across a range of designated investment funds, including funds advised by the Adviser or its affiliates.

Several factors determine discretionary compensation, which can vary by portfolio management team and circumstances. In order of relative importance, these factors typically include:

•

Investment performance. A portfolio manager’s compensation is linked to the pre-tax investment performance of the accounts managed by the portfolio manager. Investment performance is calculated for one-, three- and five-year periods measured against, if applicable, a fund’s primary benchmark (as indicated in the fund’s prospectus), indices and/or peer groups where available. Generally, the greatest weight is placed on the three- and five-year periods.

•	Revenues generated by the investment companies, pooled investment vehicles and other accounts managed by the portfolio manager.

•	Contribution to the business objectives of the Adviser.

•	The dollar amount of assets managed by the portfolio manager.

•	Market compensation survey research by independent third parties.

•	Other qualitative factors, such as contributions to client objectives.

•	Performance of Morgan Stanley and Morgan Stanley Investment Management.

Fund, Offshore Fund and Master Fund Expenses

The Adviser bears all of its own costs incurred in providing investment advisory services to the Master Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Master Fund bears all other expenses related to its investment program. The Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund and the Master Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s and

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the Master Fund’s expenses. The Offshore Fund has minimal expenses and the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement;

•	fees and disbursements of any accountants engaged by the Fund, expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	recordkeeping, custody and transfer fees and expenses;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Fund and committees thereof;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to shareholders of the Fund;

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

Expenses borne by the Master Fund (and thus indirectly by the Fund and Shareholders) include:

•

all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Master Fund’s investments in the underlying Investment Funds, including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees or allocations and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Master Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

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•	attorneys’ fees and disbursements associated with preparing and updating the Master Fund’s registration statement and with reviewing potential investments to be made in Investment Funds;

•	fees and disbursements of any accountants engaged by the Master Fund, expenses related to the annual audit of the Master Fund and the preparation of the Master Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	recordkeeping, custody and transfer fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the Shareholder Servicing Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to shareholders of the Master Fund;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Master Fund and committees thereof;

•

all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions among the Adviser and any custodian or other agent engaged by the Master Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Master Fund’s organizational documents.

The Adviser will be reimbursed by the Master Fund for any of the above expenses that it pays on behalf of the Master Fund, except as otherwise provided above.

The Adviser bore the Fund’s organizational costs of approximately $30,000 in the first twelve months of the Fund’s operations. The Fund incurred offering costs of approximately $310,000. The Fund’s offering costs were capitalized and amortized over the 12 month period ended on September 1, 2007. The Fund also will bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares (mostly printing expenses). Offering costs cannot be deducted by the Fund or the Shareholders.

The Adviser bore the Master Fund’s organizational and initial offering expenses of approximately $670,000 in the first twelve months of the Fund’s operations.

“Extraordinary expenses” are expenses incurred by the Fund or the Master Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding; indemnification expenses; and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

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Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund and the Master Fund. Investment Managers generally assess asset-based fees to, and receive incentive-based allocations from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses, fees and allocations will be in addition to those incurred by the Fund and the Master Fund themselves. As an investor in the Investment Funds, the Master Fund (and, therefore, the Fund) will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive allocations to the Investment Managers.

Proxy Voting Policies and Procedures and Proxy Voting Record

While it is unlikely that the Fund will hold voting securities on a regular basis pursuant to its stated investment policies, the Fund may, from time to time, hold voting Shares in an Investment Fund and may at some point vote a proxy. The Board of Trustees of the Fund believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. As such, the Board has delegated the responsibility to vote such proxies to the Adviser. The following is a summary of the Adviser’s Proxy Voting Policy (“Proxy Policy”).

The Adviser uses its best efforts to vote proxies on securities held in the Fund as part of its authority to manage, acquire and dispose of Fund assets. In this regard, the Adviser has formed a Proxy Review Committee (“Committee”) comprised of senior investment professionals that is responsible for creating and implementing the Proxy Policy. The Committee meets monthly but may meet more frequently as conditions warrant. The Proxy Policy provides that the Adviser will vote proxies in the best interests of clients consistent with the objective of maximizing long term investment returns. The Proxy Policy provides that the Adviser will generally vote proxies in accordance with pre-determined guidelines contained in the Proxy Policy. The Adviser may vote in a manner that is not consistent with the pre-determined guidelines, provided that the vote is approved by the Committee. The Adviser will generally not vote a proxy if it has sold the affected security between the record date and the meeting date.

The Proxy Policy provides that, unless otherwise determined by the Committee, votes will be cast in the manner described below:

•	Generally, routine proposals will be voted in support of management.

•	With regard to the election of directors, where no conflict exists and where no specific governance deficiency has been noted, votes will be cast in support of management’s nominees.

•

The Adviser will vote in accordance with management’s recommendation with respect to certain nonroutine proposals (i.e., reasonable capitalization changes, stock repurchase programs, stock splits, certain compensation-related matters, certain anti-takeover measures, etc.).

•

The Adviser will vote against certain non-routine proposals (i.e., unreasonable capitalization changes, establishment of cumulative voting rights for the election of directors, requiring supermajority shareholder votes to amend by-laws, indemnification of auditors, etc.).

•

The Adviser will vote in its discretion with respect to certain non-routine proposals (i.e., mergers, acquisitions, take-overs, spin-offs, etc.), which may have a substantive financial or best interest impact on an issuer.

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•

The Adviser will vote for certain proposals it believes call for reasonable charter provisions or corporate governance practices (i.e., requiring auditors to attend annual shareholder meetings, requiring that members of compensation, nominating and audit committees be independent, reducing or eliminating supermajority voting requirements, etc.).

•

The Adviser will vote against certain proposals it believes call for unreasonable charter provisions or corporate governance practices (i.e., proposals to declassify boards, proposals to require a company to prepare reports that are costly to provide or that would require duplicative efforts or expenditure that are of a non-business nature or would provide no pertinent information from the perspective of institutional shareholders, etc.).

•

Certain other proposals (i.e., proposals requiring directors to own large amounts of company stock to be eligible for election; requiring diversity of board membership relating to broad based social, religious or ethnic groups; limiting retirement benefits or executive compensation; etc.) generally are evaluated by the Committee based on the nature of the proposal and the likely impact on shareholders.

Conflicts of Interest

If the Committee determines that an issue raises a material conflict of interest, or gives rise to a potential material conflict of interest, the Committee will request a special committee to review, and recommend a course of action with respect to, the conflict in question and the Committee will have sole discretion to cast a vote.

Third Parties

To assist in its responsibility for voting proxies, the Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers provide vote execution, reporting and recordkeeping. The Committee would carefully monitor and supervise the services provided by any Research Providers.

Further Information

A copy of the Proxy Policy is available on our web site at www.morganstanley.com/funds and on the SEC’s web site at www.sec.gov.

Pass-Through Voting on Master Fund Matters

Whenever the Fund, as a shareholder in the Master Fund through the Offshore Fund, is requested to vote on matters pertaining to the Master Fund (other than the termination of the Master Fund’s business, which may be determined by the Master Fund’s Board without shareholder approval), the Offshore Fund will pass voting rights to the Fund, and the Fund will hold a meeting of the Shareholders and vote its interest in the Master Fund, through the Offshore Fund, for or against such matters proportionately to the instructions to vote for or against such matters received from the Shareholders. Thus, the Offshore Fund will not vote on Master Fund matters requiring a vote of Master Fund shareholders without the instruction of Fund Shareholders. The Fund shall vote Shares for which it

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receives no voting instructions in the same proportion as the Shares for which it receives voting instructions.

CONFLICTS OF INTEREST

The Adviser and the Investment Managers

The Adviser also provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund or the Master Fund (“Adviser Accounts”). Neither the Fund nor the Master Fund has any interest in these activities. The Adviser and the investment professionals who, on behalf of the Adviser, provide investment advisory services to the Master Fund are engaged in substantial activities other than on behalf of the Master Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Master Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Master Fund as in their judgment is necessary and appropriate.

Set out below are practices that the Adviser may follow. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Investment Funds. Although the Adviser anticipates that Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will adhere to, and comply with, its stated practices.

Participation in Investment Opportunities

The Adviser expects to employ an investment program for the Master Fund that is substantially similar to the investment program (or, in some cases, to portions of the investment program) employed by it for certain Adviser Accounts. As a general matter, the Adviser will consider participation by the Master Fund in all appropriate investment opportunities that are under consideration for those Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a larger percentage of their respective assets to an investment opportunity than that to which the Adviser will commit the Master Fund’s assets. There also may be circumstances under which the Adviser will consider participation by Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Master Fund, or vice versa.

The Adviser evaluates for the Master Fund and for the Adviser Accounts a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or an Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Master Fund and the Adviser Accounts in the context of any particular investment opportunity, the investment activities of the Master Fund and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of the Master Fund differ from those of the Adviser Accounts. Accordingly, the future performance of the Master Fund (and, therefore, the Fund) and the Adviser Accounts will vary.

When the Adviser determines that it would be appropriate for the Master Fund and one or more Adviser Accounts to participate in an investment transaction in the same Investment Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law.

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Decisions in this regard are necessarily subjective and there is no requirement that the Master Fund participate, or participate to the same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Master Fund could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Investment Managers with respect to Investment Funds) on the combined size of positions that may be taken for the Master Fund and/or the Adviser Accounts, thereby limiting the size of the Master Fund’s position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Master Fund and the Adviser Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Master Fund may be legally restricted from entering into a “joint transaction” (as defined in the 1940 Act) with the Adviser Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See “Other Matters” below.

Directors, principals, officers, employees and affiliates of the Adviser and each Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or an Investment Fund in which the Master Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or an Investment Manager, or by the Adviser for the Adviser Accounts, or by an Investment Manager on behalf of its own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Master Fund or an Investment Fund.

Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Investment Manager Accounts.

Other Matters

An Investment Manager may from time to time cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Investment Manager determined it was appropriate for the Investment Fund to purchase and an Investment Manager Account to sell, or the Investment Fund to sell and an Investment Manager Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Master Fund, except that the Master Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Master Fund as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Master Fund to

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purchase and another client to sell, or the Master Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

CAPITAL ACCOUNTS AND ALLOCATIONS

Capital Accounts

The Fund maintains a separate capital account for each Shareholder (including the Adviser, or any of its affiliates to the extent any of them contributes capital to the Fund as a Shareholder). Each such capital account has an opening balance equal to the Shareholder’s initial contribution to the capital of the Fund and is increased by the sum of the amount of cash and the value of any securities contributed by the Shareholder to the capital of the Fund, plus any amounts credited to the Shareholder’s capital account as described below. Each Shareholder’s capital account is reduced by the sum of the amount of any repurchase by the Fund of the Shares, held by the Shareholder, plus the amount of any distributions to the Shareholder that are not reinvested, plus any amounts debited against the Shareholder’s capital account as described below.

Capital accounts of Shareholders are adjusted as of the close of business on the last day of each of the Fund’s fiscal periods. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of the Fund’s business on the first to occur of the following: (1) the last day of a fiscal year of the Fund; (2) the last day of a taxable year of the Fund; (3) the day preceding any day on which a contribution to the capital of the Fund is made; (4) any day on which the Fund repurchases any Shares of any Shareholder; (5) the day preceding any day on which a substituted Shareholder is admitted; or (6) any day on which any amount is credited to or debited against the capital accounts of all Shareholders in accordance with their “investment percentages.” An “investment percentage” will be determined for each Shareholder as of the start of each fiscal period by dividing the balance of the Shareholder’s capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Shareholders as of that date.

Allocation of Net Profits and Net Losses

Net profits or net losses of the Fund for each of its fiscal periods are allocated among and credited to or debited against the capital accounts of all Shareholders as of the last day of the fiscal period in accordance with Shareholders’ investment percentages for the fiscal period. Net profits or net losses are measured as the net change in the value of the net assets of the Fund, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses, before giving effect to any repurchases by the Fund of Shares, and excluding the amount of any items to be allocated among the capital accounts of the Shareholders other than in accordance with the Shareholders’ investment percentages. Allocations for U.S. federal income tax purposes generally are made among the Shareholders so as to reflect equitably amounts credited or debited to each Shareholder’s capital account for the current and prior fiscal years. See “Tax Aspects - Tax Treatment of the Fund’s Operations - Allocation of Profits and Losses” in the SAI.

Allocation of Special Items - Certain Withholding Taxes and Other Expenditures

Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Shareholder will be debited against the capital account of that Shareholder as of the close of the fiscal period during which the Fund paid those obligations, and any amounts distributable at or after that time to

34

the Shareholder will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Shareholder and any successor to the Shareholder’s Shares is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Shareholder, although in the event that the Fund determines that a Shareholder is eligible for a refund of any withholding tax, it may, at the request and expense of the Shareholder, assist the Shareholder in applying for the refund.

Any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Shareholders, will generally be charged to only those Shareholders on whose behalf the payments are made or whose circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Shareholders as of the close of the fiscal period during which the items were paid or accrued by the Fund.

Reserves

The Fund may cause appropriate reserves to be created, accrued and charged against net assets and proportionately against the capital accounts of the Shareholders for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) that the Fund may deem necessary or appropriate. The amount of any reserves and any increase or decrease in them will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Shareholders at the time when the reserves are created, increased or decreased, except that, if the reserves, or any increase or decrease in them, exceeds the lesser of $500,000 or 1.0% of the aggregate value of the capital accounts of all those Shareholders, the amount of the reserves, increase, or decrease may instead be charged or credited to those investors who were Shareholders at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations generally affecting the Fund and its U.S. Shareholders that are not described in the Fund’s prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its Shareholders, and the discussion here and in the Fund’s prospectus is not intended as a substitute for careful tax planning. Shareholders are urged to consult their tax advisors with specific reference to their own tax situations, including their state and local tax liabilities.

The following general discussion of certain federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued thereunder (the “Regulations”) as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

This summary also does not discuss all of the tax consequences that may be relevant to a particular Shareholder or to Shareholders that acquire Shares in the Fund other than for cash. Certain classes of Shareholders (including insurance companies, tax-exempt organizations, employee stock ownership plans, financial institutions, brokers, dealers, subchapter S corporations, persons whose functional currency is not the U.S. dollar, persons that hold their Shares as a hedge or otherwise have hedged (or will hedge) the risk of holding Shares, persons that hold Shares as part of (or in connection

35

with) a “straddle,” “conversion” or other integrated transaction or persons who actually or constructively own 10 percent or more of certain equity securities or voting control of any company in which the Fund invests) may be subject to special rules not discussed below. Such Shareholders should consult with their own tax advisors as to the tax consequences of an investment in the Fund. In addition, the following discussion does not address the U.S. federal, state or local income tax consequences relevant to non-U.S. Shareholders. Non-U.S. Shareholders should consult with their own tax advisors as to the tax consequences of an investment in the Fund.

Notwithstanding anything to the contrary in the prospectus or this SAI, each Shareholder (and each employee, representative, or other agent of such Shareholder, as applicable) may disclose to any and all persons, without limitation of any kind, the U.S. federal and state tax treatment and tax structure of the transactions described herein or contemplated hereunder and all materials of any kind (including any opinions or other tax analyses) that are provided to the Shareholders relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state tax treatment of the transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors.

Tax Treatment of the Fund’s Operations

Classification of the Fund. Prior to commencement of operations, the Fund received an opinion of Clifford Chance US LLP, counsel to the Fund at that time, substantially to the effect that, based on the Code and Regulations, as in effect on the date of the opinion, as well as under relevant authority interpreting the Code and Regulations, and certain representations of the Adviser, the Fund will be treated as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation. Clifford Chance US LLP also provided the Fund with an opinion substantially to the effect that based upon, among other things, the restrictions on transferability of the Shares in the Fund and the limitations on any right to have the Shares repurchased by the Fund at the request of the Shareholder, the anticipated operations of the Fund and certain representations of the Adviser, the Shares in the Fund will not be readily tradable on a secondary market (or the substantial equivalent of such a market) and, therefore, that the Fund will not be treated as a “publicly traded partnership” taxable as a corporation.

The opinions of counsel received by the Fund are not binding on the Internal Revenue Service (the “IRS”) or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes (as a result of, for example, a successful challenge to the opinions by the IRS, changes in the Code or the Regulations or judicial interpretations of the Code or the Regulations, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of that income, other than in certain redemptions of Shares, would be treated as dividend income when received by the Shareholders to the extent of the current or accumulated earnings and profits of the Fund; and Shareholders would not be entitled to report profits or losses realized by the Fund. One consequence would be a significant reduction in the after-tax return to the Shareholders. The balance of the discussion below is based on the assumption that the Fund will be treated as a partnership for U.S. federal income tax purposes. Unless otherwise indicated, references in the discussion to the tax consequences of the Fund’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Fund, and those indirectly attributable to the Fund as a result of it being an investor in an Investment Fund.

Classification of the Offshore Fund. The tax status of the Offshore Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed and operated as contemplated and reflects counsel’s consideration of the fact that at least 67% of the shares of the Offshore Fund will be

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held by the Fund and that Shares in the Fund will be held by U.S. tax-exempt entities. The summary is based on existing laws as applied on the date of this Prospectus but no representation is made or intended by the Offshore Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the IRS will agree with the interpretation described below as applied to the method of operation of the Offshore Fund. Persons interested in subscribing for Shares in the Fund should consult their own tax advisers with respect to the tax consequences, including the U.S. federal income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Shares.

1.	The Offshore Fund is classified as an association taxable as a corporation for United States federal income tax purposes.

2.	The Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that the Offshore Fund is not engaged or deemed to be engaged in a U.S. trade or business during a taxable year to which such income, gain or loss of the Master Fund is treated as effectively connected.

To the extent that the Master Fund is not deemed to be engaged in a U.S. trade or business, the Offshore Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Master Fund invests are not classified as U.S. real property interests within the meaning of Section 897 of the Code. The Master Fund does not intend to invest in any securities that would be classified as U.S. real property interests. The Offshore Fund will, however, be subject to a U.S. withholding tax at a 30% rate applicable to dividends and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for “portfolio interest,” the Offshore Fund will provide the Master Fund with a statement regarding the Offshore Fund’s foreign status on IRS Form W-8BEN or its equivalent. Also, the Offshore Fund does not expect to maintain cash reserves, but generally intends to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

An investment in the Master Fund should not cause the Offshore Fund to receive income that is “effectively connected” with a U.S. trade or business so long as (i) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Master Fund consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Master Fund invests is also not deemed to be engaged in a U.S. trade or business.

With respect to condition (iii), the Master Fund has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. The Master Fund, however, intends to use reasonable efforts to reduce or eliminate the extent to which it allocates investment assets to entities treated as partnerships for U.S. federal income tax purposes that are engaged or deemed to be engaged in a U.S. trade or business.

In the event that the Master Fund were found to be engaged in a U.S. trade or business during any taxable year, the Offshore Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. federal income tax rates on the portion of

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its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Master Fund would be required to withhold such taxes from the income or gain allocable to the Offshore Fund under Section 1446 of the Code.

3.	Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income from a trade or business unrelated to the trade or business regularly carried on by a tax-exempt entity. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In view of this special problem, a tax-exempt investor should consult its tax advisor before purchasing Shares. It will be the responsibility of any tax-exempt investor investing in the Fund to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that the Offshore Fund holds property that constitutes debt-financed property (e.g., securities purchased on margin or through other means of leverage) or property primarily for sale to customers (“dealer” property) or becomes actively involved in trading securities, income attributable to such property or activity may constitute UBTI. However, UBTI of an entity classified for U.S. income tax purposes as an association taxable as a corporation generally does not pass through the corporation to its U.S. tax-exempt shareholders.

The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) “passive foreign investment companies” (“PFICs”) and (ii) “controlled foreign corporations” (“CFCs”).

A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by “U.S. shareholders.” A “U.S. shareholder” is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. Because the Fund, a U.S. partnership, will own at least 67% of the stock of the Offshore Fund, the Offshore Fund will be treated as a CFC.

A “U.S. shareholder” of a CFC generally must include in income currently its pro rata share of, among other things, the CFC’s “Subpart F income,” whether or not currently distributed to such shareholder. “Subpart F income” includes various types of passive investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. “Subpart F income” of a CFC that is currently taxed to a “U.S. shareholder” is not subject to tax again in its hands when actually distributed to such shareholder. A corporation will not be treated with respect to a shareholder as a PFIC during the “qualified portion” of such shareholder’s holding period with respect to stock in such corporation. Generally, the term “qualified portion” means the portion of the shareholder’s holding period during which the shareholder is a “U.S. shareholder” (as defined above) and the corporation is a CFC. Accordingly, the Offshore Fund should not be treated as a PFIC with respect to the Fund.

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Under current law applicable to U.S. tax-exempt entities, only particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code) attributed from a CFC or PFIC are taxable to a tax-exempt entity. The Offshore Fund does not expect to generate UBTI of this type.

Prior to its commencement of operations, the Fund received an opinion of Clifford Chance US LLP, counsel to the Fund at that time, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of the Fund allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. The Fund has not sought a ruling from the Service with respect to any of the tax issues affecting the Fund.

The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as “charitable remainder trusts” that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. Charitable remainder unitrusts are also required to value their assets annually, and valuing the Fund’s interest in the Offshore Fund will be difficult. For these reasons, the Fund would not be an appropriate investment for charitable remainder trusts.

4.	There are presently no income, corporation, capital gains or other taxes in effect in the Cayman Islands. The Offshore Fund is a limited duration company under Cayman Islands law and has made an application to the Governor-in-Council of the Cayman Islands for, and expects to receive, an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision) which will provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Offshore Fund or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of shares. An annual registration fee will be payable by the Offshore Fund to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital. Although such undertakings are routinely granted, if the Offshore Fund does not receive the undertaking, the tax treatment of the offshore Fund, the Fund and the Shareholders will, under current Cayman Islands law, be the same as it would have been if the Offshore Fund had received the undertaking. However, failure to obtain the undertaking could expose the Offshore Fund, the Fund and the Shareholders to potential future tax liability in the event the Cayman Islands enacted a law imposing taxes on the Offshore Fund.

Unless otherwise indicated, references in the following discussion of the tax consequences of fund investments, activities, income, gain and loss, include investments, activities, income, gain and loss of the Master Fund and Investment Funds, as well as the tax impact of such investments, activities, income, gain and loss on the Offshore Fund as a result of it being an investor in the Master Fund and, through the Master Fund, an indirect investor in Investment Funds.

As an entity taxed as a partnership, the Fund is not itself subject to U.S. federal income tax. The Fund files annual information returns with the IRS that report the results of its operations. Each

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Shareholder is required to report separately on the Shareholder’s income tax return the Shareholder’s distributive share of the Fund’s net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Shareholder is taxed on the Shareholder’s distributive share of the Fund’s taxable income and gain regardless of whether the Shareholder has received or will receive a distribution from the Fund. A Shareholder may have taxable income for a taxable year for which it has incurred an economic loss with respect to the Shares in the Fund.

Because the Offshore Fund will be treated as a corporation for federal income tax purposes, however, the Fund, and therefore Shareholders, will receive taxable income to the extent of dividends paid by the Offshore Fund or earlier in the event that CFC rules (mentioned above) require the Fund to include some portion of the Offshore Fund’s income in its own income even when no dividends are paid. The Offshore Fund’s income will be its share of the taxable income of the Master Fund, which, in turn will receive allocations of its shares of the taxable income of the Investment Funds. Generally, neither the Fund nor the Offshore Fund will have any power to control the timing of cash distributions by the Investment Funds. In addition, the Fund does not intend to make periodic distributions of its net income or gains, if any, to Shareholders. The amount and timing of any distributions will be determined in the sole discretion of the Board. Accordingly, it is likely that a Shareholder’s share of taxable income from the Fund could exceed the distributions, if any, the Shareholder receives from the Fund. As discussed below, Shareholders will be furnished with a tax information report annually stating each Shareholder’s respective share of the Fund’s tax items. Shareholders which are tax-exempt entities generally will not be subject to income tax on their allocable share of the Fund’s income and gains.

Funds such as the Fund with 100 or more shareholders may elect to have a special set of rules and procedures apply that are intended to simplify the calculation and reporting of certain Fund items, and the handling of Fund audits. Among the items that would be affected by the election are the calculation of long-term capital gains and the tax treatment of expenses, if any, that are treated as itemized deductions by the Shareholders. If the Fund is eligible, the Adviser may elect to have such rules and procedures apply to the Fund if it believes that they may be beneficial to a majority of the Shareholders. Once the election is made, it cannot be revoked without the consent of the IRS. No assurance can be given that, if the election is made, the anticipated benefits will be realized. In addition, the election could in some cases have an adverse effect on the Shareholders.

Allocation of Profits and Losses. Under the Declaration of Trust, the Fund’s net capital appreciation or net capital depreciation for each accounting period of the Fund is allocated among the Shareholders and to their capital accounts without regard to the amount of income or loss recognized by the Fund for U.S. federal income tax purposes. The Declaration of Trust provides that items of income, deduction, gain, loss or credit recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Shareholders pursuant to the Regulations, based upon amounts of the Fund’s net capital appreciation or net capital depreciation allocated to each Shareholder’s capital account for the current and prior fiscal years.

Under the Declaration of Trust, the Fund has the discretion to allocate specially an amount of the Fund’s capital gain (including short-term capital gain) or capital loss for U.S. federal income tax purposes to a withdrawing Shareholder to the extent that the Shareholder’s capital account exceeds or is less than, as the case may be, his, her or its U.S. federal income tax basis in his, her or its Shares, or such Shareholder’s U.S. federal income tax basis exceeds his, her or its capital account. No assurance can be given that, if the Fund makes such a special allocation, the IRS will accept the allocation. If the allocation is successfully challenged by the IRS, the Fund’s tax items allocable to the remaining Shareholders would be affected.

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Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of Fund property upon distributions of Fund property to a Shareholder and transfers of Fund Shares (including by reason of death) if a partnership election has been made under Section 754 of the Code. Under the Declaration of Trust, the Adviser, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the consent of the IRS. The effect of any such election may depend upon whether any Investment Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement an election, the Adviser currently does not intend to make an election. However, even though the Adviser does not intend to make an election, the Fund will generally be required to adjust its tax basis in its assets in respect of all Shareholders in cases of partnership distributions that result in a “substantial basis reduction” (i.e., in excess of $250,000) in respect of the relevant partnership’s property.

The Adviser decides how to report the Fund items on the Fund’s tax returns, and all Shareholders are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In light of the uncertainty and complexity of certain applicable U.S. tax laws, the IRS may not agree with the manner in which the Fund’s items have been reported. In the event the income tax returns of the Fund are audited by the IRS, the tax treatment of the Fund’s income and deductions generally will be determined at the Fund level in a single proceeding rather than by individual audits of the Shareholders. An affiliate of the Adviser is the Fund’s “Tax Matters Partner” and in that capacity has the authority to bind certain Shareholders to settlement agreements and the right on behalf of all Shareholders to extend the statute of limitations relating to the Shareholders’ tax liabilities with respect to Fund items.

Distributions and Partial and Total Withdrawals from the Fund

In general, no gain or loss will be recognized by a Shareholder on distributions, if any, from the Fund. However, gain will be recognized by each Shareholder on the Fund’s distributions of money, to the extent that the amount of money distributed exceeds the adjusted basis of its Shares in the Fund immediately before the distribution. This gain has the same character as would gain realized by a Shareholder upon a sale or exchange of its Shares in the Fund (discussed below). Distributions of “marketable securities,” as defined in Section 731 of the Code, under certain circumstances will be treated as money for these purposes. An exception from such treatment applies to distributions from certain investment partnerships and the Adviser will endeavor, consistent with the Fund’s overall business objections, to have the Fund qualify for such exception.

If a Shareholder receives a distribution of money or other property from the Fund and such money or other property is treated as received in exchange for the Shareholder’s interest in the “unrealized receivables” or “substantially appreciated inventory items” of the Fund (including “unrealized receivables” and “substantially appreciated inventory items” of any partnership in which the Fund invests), the Shareholder (and the Fund, under certain circumstances) could be required to recognize gain. Similarly, a Shareholder (and possibly the Fund) could be required to recognize ordinary income upon a distribution of “unrealized receivables” or “substantially appreciated inventory items” from the Fund, if such distribution is treated as received in exchange for the Shareholder’s interest in other property of the Fund. The Adviser does not expect that the Fund will own significant amounts of “unrealized receivables” or “substantially appreciated inventory items.”

As discussed above, the Declaration of Trust provides that the Fund may specially allocate items of Fund capital gain (including short-term capital gain) or capital loss to a withdrawing Shareholder to the extent its liquidating distribution would otherwise exceed or be less than, as the case may be, its adjusted tax basis in its Shares. Such a special allocation of capital gain may result in the withdrawing Shareholder recognizing capital gain, which may include short-term gain, in the Shareholder’s last taxable

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year in the Fund, thereby reducing the amount of long-term capital gain recognized during the taxable year in which it receives its liquidating distribution upon withdrawal. Such a special allocation of capital loss may result in the withdrawing Shareholder recognizing capital loss, which may include long-term capital loss, in the Shareholder’s last taxable year in the Fund, thereby reducing the amount of short-term capital loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

Sale of Shares. If a Shareholder has all or any portion of its Shares repurchased, the Shareholder will be required to recognize gain or loss in the amount of the difference between the amount realized on the repurchase and the tax basis of its Shares or the portion of its Shares repurchased. Any gain or loss realized upon a repurchase of Shares will be treated as capital gain or loss unless the gain is attributable to Shares in passive foreign investment companies in which the Fund does not make an election to be taxed currently and in any controlled foreign corporation in which the Fund is treated as a “U.S. Shareholder,” and “unrealized receivables” or “substantially appreciated inventory items,” in which case all or a portion of the gain attributed to such items will be treated as ordinary income.

The repurchase of 50% or more of the total Shares in the Fund’s capital and profits within any 12-month period (other than withdrawals) could result in a termination of the Fund for U.S. federal income tax purposes. In that event, the Fund would be treated as having contributed all its assets to a partnership and distributed Shares in such partnership to the Shareholders in proportion to their Shares in the Fund. The termination would also close the Fund’s taxable year, so that each Shareholder’s distributive share for the short year ending on the date of the Fund’s termination would be included in its taxable year during which the termination takes place. This could result in the “bunching” of the Fund’s income in any Shareholder’s individual return for its fiscal year in which the termination occurs, if the Shareholder’s fiscal year differs from that of the Fund.

The closing of the Fund’s taxable year will also occur with respect to any Shareholder who has all of its Shares redeemed.

Tax Treatment of Master Fund Investments

In General. Each of the Fund and the Offshore Fund expects that the Master Fund and the Investment Funds will act as traders or investors, and not as dealers, with respect to their respective securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts, whereas a dealer is a person who purchases securities for resale to customers rather than for investment or speculation. As noted above, unless otherwise indicated, references in the discussion to the tax consequences of the Master Fund’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Master Fund, and those indirectly attributable to the Master Fund as a result of it being an investor in an Investment Fund.

Gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. The Adviser thus expects that its gains and losses from its securities transactions and the gains and losses from the Investment Funds typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Master Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. Special rules, however, apply to the characterization of capital gain realized with respect to certain regulated futures contracts, non-U.S. currency forward contracts and certain options contracts that qualify as (or qualify for treatment as) “Section 1256 Contracts,” which are described below. The application of certain rules relating to short sales, to so-called “straddle” and “wash sale” transactions and to certain non-U.S. regulated contracts and options contracts may alter the manner in which the Master

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Fund’s or an Investment Fund’s holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Master Fund or an Investment Fund.

The Master Fund may acquire Derivative positions with respect to other Investment Funds, which may be treated as constructive ownership of the other Investment Funds. A constructive ownership transaction includes holding a long position under a notional principal contract or entering into a forward or futures contract with respect to certain financial assets, or both holding a call option and granting a put option with respect to certain financial assets when the options have substantially equal strike prices and contemporaneous maturity dates. If the Master Fund has long-term capital gain from a “constructive ownership transaction,” the amount of the gain that may be treated as long-term capital gain by the Master Fund is limited to the amount that the Master Fund would have recognized if it had been holding the financial asset directly, rather than through a constructive ownership transaction, with any gain in excess of this amount being treated as ordinary income. In addition, an interest charge is imposed with respect to any amount recharacterized as ordinary income on the underpayment of tax for each year that the constructive ownership was open.

The Master Fund may realize ordinary income from dividends with respect to shares of stock and accruals of interest on debt obligations. Certain of such dividends may qualify for the 15% maximum tax rate for qualified dividend income applicable to individuals, estates and trusts. The Master Fund or an Investment Fund may hold debt obligations with “original issue discount,” in which case, the Master Fund would be required to include amounts in taxable income on a current basis even though receipt of those amounts may occur in a subsequent year. The Master Fund or Investment Fund may also acquire debt obligations with “market discount.” Upon disposition of such an obligation, the Master Fund generally would be required to treat gain realized as interest income to the extent of the market discount, or its share of such market discount in the case of an obligation held by an Investment Fund, that accrued during the period the debt obligation was held by the Master Fund or an Investment Fund. The Master Fund may realize ordinary income or loss with respect to its or an Investment Fund’s investments in funds engaged in a trade or business. Income or loss from transactions involving certain Derivatives, such as the periodic payments from swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Master Fund or an Investment Fund in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered “miscellaneous itemized deductions” which, for a noncorporate Shareholder, may be subject to restrictions on their deductibility.

Gain recognized by the Master Fund or an Investment Fund from certain “conversion transactions” will be treated as ordinary income. In such a transaction, substantially all of the taxpayer’s return is attributable to the time value of the net investment in the transaction. Included among conversion transactions specified in the Code and the Regulations are: (1) the holding of any property (whether or not actively traded) and entering into a contract to sell the property (or substantially identical property) at a price determined in accordance with the contract, but only if the property was acquired and the contract was entered into on a substantially contemporaneous basis; (2) certain straddles; (3) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain; or (4) any other transaction specified in the Regulations.

Shareholders may be treated as owning positions held by the Master Fund, including positions held by the Master Fund through different investment advisory agreements or Investment Funds. Those positions, and other positions held by a Shareholder, may be treated as positions in a straddle as described below under the caption “Effect of Straddle Rules on Shareholders’ Securities Positions.”

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Currency Fluctuations. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Master Fund (directly or through an Investment Fund) frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the U.S. dollar. Gains or losses with respect to the Master Fund’s investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. In particular, gains and losses of the Master Fund on the acquisition and disposition of non-U.S. currency (for example, the purchase of non-U.S. currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time the Master Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a non-U.S. currency and the time the Master Fund collects the receivables or pays the liabilities may be treated as ordinary income or ordinary loss.

The Master Fund or an Investment Fund may acquire non-U.S. currency forward contracts, enter into non-U.S. currency futures contracts and acquire put and call options on non-U.S. currencies. If the Master Fund or an Investment Fund acquires currency futures contracts or option contracts, including those that are Section 1256 Contracts, or any currency forward contracts, however, any gain or loss realized by the Master Fund with respect to the instruments will be ordinary, unless (1) the contract is a capital asset in the hands of the Master Fund or an Investment Fund and is not a part of a straddle transaction and (2) an election is made (by the close of the day on which the transaction is entered) to treat the gain or loss attributable to the contract as capital gain or loss. If those conditions are met, gain or loss recognized on the contract will be treated as capital gain or loss; if the contract is a Section 1256 Contract, Section 1256 of the Code will govern the character of any gain or loss recognized on the contract.

Section 1256 Contracts. The Code generally applies a “mark to market” system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts and certain options contracts. Section 1256 Contracts held by the Master Fund or an Investment Fund at the end of a taxable year of the Master Fund or an Investment Fund will be treated for U.S. federal income tax purposes as if they were sold by the Master Fund or an Investment Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as “marking to market”), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the Master Fund’s obligations under the Contract), must be taken into account by the Master Fund in computing its taxable income for the year. If a Section 1256 Contract held by the Master Fund or an Investment Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on the sale will be adjusted to reflect the gain or loss previously taken into account under the mark to market rules.

Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains and losses. Gains and losses from certain non-U.S. currency transactions, however, will be treated as ordinary income and losses unless certain conditions described under “Currency Fluctuations,” above, are met. These gains and losses will be taxed under the general rules described above. If an individual taxpayer incurs a net capital loss for a year, the portion of the loss, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. A loss carried back to a year by an individual may be deducted only to the

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extent (1) the loss does not exceed the net gain on Section 1256 Contracts for the year and (2) the allowance of the carry back does not increase or produce a net operating loss for the year.

A “securities futures contract” is not treated as a Section 1256 Contract, except when it meets the definitions of a “dealer securities futures contract.” A “securities futures contract” is any security future as defined in Section 3(a)(55)(A) of the Securities Exchange Act of 1934, as amended, which generally provides that a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. The Code provides that any gain or loss from the sale or exchange of a securities futures contract (other than a “dealer securities futures contract”) is considered as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates. As a result, if the underlying security would be a capital asset in the taxpayer’s hands, then gain or loss on the securities futures contract would be capital gain or loss. In general, capital gain or loss from the sale or exchange of a securities futures contract to sell property (that is, the short side of such a contract) will be treated as short-term capital gain or loss.

Any “dealer securities futures contract” is treated as a Section 1256 Contract. A “dealer securities futures contract” is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts or options and (2) is traded on a qualified board of trade or exchange.

Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are Section 1256 Contracts and certain identification requirements are met. Under certain Temporary Regulations, the Master Fund (and any Investment Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily marking to market of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations’ mixed straddle account rules is not entirely clear, so no assurance can be given that a mixed straddle account election by the Master Fund or the Investment Fund will be accepted by the IRS.

Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Master Fund’s or an Investment Fund’s hands. Except with respect to certain situations in which the property used to close a short sale has a long-term holding period on the date on which the short sale is entered into, gains on short sales generally will be short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Master Fund or an Investment Fund for more than one year. Certain Regulations may suspend the running of the holding period of “substantially identical property” held by the Master Fund or an Investment Fund.

Gain or loss on a short sale will generally not be realized until the time at which the short sale is closed. If the Fund or an Investment Fund holds a short sale position with respect to stock, certain debt obligations or Master Fund Shares that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, however, the Master Fund or an Investment Fund generally will recognize gain on the date it acquires the property as if the short sale was closed on that date with the property. If the Master Fund or an Investment Fund holds an appreciated financial position with respect to stock, certain debt obligations, or Master Fund shares and then enters into a short sale with respect to the same or substantially identical property, the Master Fund or an Investment Fund

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generally will recognize gain as if the appreciated financial position was sold at its fair market value on the date the Master Fund or an Investment Fund enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if the position was acquired on the date of the constructive sale.

Effect of Straddle Rules on Shareholders’ Securities Positions. The IRS may treat certain positions in securities held, directly or indirectly, by a Master Fund shareholder and his, her or its indirect share in similar securities held by the Master Fund or an Investment Fund as “straddles” for U.S. federal income tax purposes. The application of the “straddle” rules in such a case could affect a Shareholder’s holding period for the securities involved and may defer the recognition of losses with respect to the securities. The Master Fund will not generally be in a position to furnish to its shareholders information regarding the securities positions of Investment Funds that would permit a Master Fund shareholder to determine whether his, her or its positions in securities also held by Investment Funds should be treated as offsetting positions for purposes of the straddle rules.

Limitation on Deductibility of Interest and Short Sale Expenses. The Code limits the ability of noncorporate taxpayers to deduct “investment interest,” which is interest on indebtedness and any amount allowable as a deduction in connection with property used in a short sale, that is properly allocable to property held for investment. Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer’s “net investment income,” consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses treated as interest). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on the amount at ordinary income tax rates.

The Master Fund’s or an Investment Fund’s activities will be treated as giving rise to investment income for a Master Fund shareholder, and the investment interest limitation would apply to a noncorporate Shareholder’s share of the interest and short sale expenses attributable to the Master Fund’s operation. In such case, a noncorporate Master Fund shareholder would be denied a deduction for all or part of that portion of his, her or its distributive share of the Master Fund’s ordinary losses attributable to interest and short sale expenses unless he, she or it had sufficient investment income from all sources including the Master Fund. A Shareholder that could not deduct interest or short sale expenses currently as a result of the application of the provisions described above would be entitled to carry forward such expenses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate shareholder on money borrowed to finance his, her or its investment in the Master Fund. Potential investors should consult their own tax advisors with respect to the application of the investment interest limitation to their particular tax situations.

Deductibility of Master Fund Investment Expenditures by Noncorporate Shareholders. Investment expenses including, for example, investment advisory fees of an individual, trust or estate are generally deductible only to the extent they exceed 2% of adjusted gross income. In addition, the Code restricts the ability of an individual with an adjusted gross income in excess of a specified amount to deduct these investment expenses. Under the Code, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent the excess expenses (along with certain other itemized deductions) exceed the lesser of (1) 3% of the excess of the individual’s adjusted gross income over the specified amount; or (2) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year. Moreover, these investment expenses are miscellaneous itemized deductions that are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

Under certain Temporary Regulations, the limitations on deductibility should not apply to a noncorporate Master Fund shareholder’s share of the trade or business expenses of the Master Fund. These limitations will apply, however, to a noncorporate Master Fund shareholder’s share of the

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investment expenses of the Master Fund (including the fee payable to the Adviser, and any fee payable to an Investment Manager, to the extent these expenses are allocable to an Investment Fund that is not in a trade or business within the meaning of the Code or to the investment activity of the Master Fund). The Master Fund intends to treat its expenses attributable to an Investment Fund that it determines is engaged in a trade or business within the meaning of the Code or to the trading activity of the Master Fund as not being subject to these limitations, although no assurance can be given that the IRS will agree with the treatment.

The consequences of the Code’s limitations on the deductibility of investment expenditures will vary depending upon the particular tax situation of each taxpayer. For example, various limitations apply to a Shareholder’s ability to take deductions depending on a Shareholder’s taxable year. For that reason, noncorporate Shareholders should consult their tax advisors with respect to the application of these limitations to their situation.

Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a “passive activity” against certain income that is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Under certain Temporary Regulations, income or loss from the Master Fund’s securities investment and trading activity generally will not constitute income or loss from a passive activity. Passive losses from other sources generally could not be deducted against a non-managing Shareholder’s share of such income and gain from the Master Fund. Income or loss attributable to the Master Fund’s investment in a fund engaged in a non-securities trade or business may, however, constitute passive activity income or loss.

“Phantom Income” from Master Fund Investments. Under various “anti-deferral” provisions of the Code (the “passive foreign investment company” and “controlled foreign corporation” provisions), investments, if any, by the Fund in certain foreign corporations may cause a Shareholder to (1) recognize taxable income prior to the Fund’s receipt of distributable proceeds, (2) pay an interest charge on receipts that are deemed as having been deferred or (3) recognize ordinary income that, but for the “anti-deferral” provisions, would have been treated as capital gain.

Non-U.S. Taxes

Certain dividends and interest directly or indirectly received by the Master Fund from sources outside the U.S. may be subject to non-U.S. withholding taxes. In addition, the Master Fund or an Investment Fund may be subject to non-U.S. capital gains taxes to the extent they purchase and sell securities of non-U.S. issuers. Tax treaties between certain countries and the United States may reduce or eliminate such non-U.S. taxes. The Master Fund cannot predict in advance the rate of non-U.S. tax it will directly or indirectly pay, as the amount of the Master Fund’s assets to be invested in various countries is not known at this time.

The Shareholders will be informed by the Fund as to their proportionate share of the non-U.S. taxes paid by the Master Fund or an Investment Fund that they will be required to include in their income. The Shareholders generally will be entitled to claim either a credit (subject to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such non-U.S. taxes in computing their U.S. federal income taxes. A tax-exempt Shareholder will not ordinarily benefit from such credit or deduction.

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Unrelated Business Taxable Income

An organization that is exempt from U.S. federal income tax is generally not subject to such tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a fund in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

This general exemption available to an exempt organization from U.S. federal income tax does not apply to the “unrelated business taxable income” (“UBTI”) of such an organization. Except as noted above with respect to certain categories of exempt trading activity, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a fund) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a fund) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

The Master Fund may incur “acquisition indebtedness” with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the IRS that indicates that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Master Fund will treat its short sales of securities as not involving “acquisition indebtedness” and not resulting in UBTI. Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI. To the extent the Master Fund recognizes income in the form of dividends and interest from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the taxable year.

To the extent the Master Fund recognizes gain from securities with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of their disposition, the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the taxable year. In determining the unrelated debt-financed income of the Master Fund, an allocable portion of deductions directly connected with the Master Fund’s debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI.

The calculation of the Master Fund’s “unrelated debt-financed income” will be complex and will depend on the amount of leverage used by the Master Fund from time to time, the amount of leverage used by Investment Funds, and other UBTI generated by those funds. As a result of this complexity, the Master Fund cannot predict the percentage of its income and gains that will be treated as UBTI for a Master Fund shareholder that is an exempt organization. An exempt organization’s share of the income

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or gains of the Master Fund that is treated as UBTI may not be offset by losses of the exempt organization either from the Master Fund or otherwise, unless the losses are treated as attributable to an unrelated trade or business (such as, for example, losses from securities for which acquisition indebtedness is incurred), among other things.

To the extent that the Master Fund generates UBTI, the applicable U.S. federal tax rate for an exempt Master Fund shareholder generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt Master Fund shareholder. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Master Fund will report to a Master Fund shareholder that is an exempt organization information as to the portion of its income and gains from the Master Fund for each year that will be treated as UBTI. The calculation of UBTI with respect to transactions entered into by the Master Fund is highly complex, and for that reason, no assurance can be given that the Master Fund’s calculation of UBTI will be accepted by the IRS.

In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Master Fund’s income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments that are not treated as UBTI. The possibility of realizing UBTI from its investment in the Master Fund generally should not, as a result, affect the tax-exempt status of an exempt organization. However, a charitable remainder trust will not be exempt from U.S. federal income tax under the Code for any year in which it has UBTI. In view of the potential for UBTI, the Master Fund is not likely to be a suitable investment for a charitable remainder trust. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from the Master Fund.

Although the Offshore Fund might be considered to receive income that would be characterized as UBTI in the hands of a tax-exempt entity, the Offshore Fund is treated as a corporation for U.S. income tax purposes. As described above, a tax-exempt investor in an organization treated as a partnership for federal income tax purposes will be attributed its allocable share of UBTI generated by the partnership’s activities. UBTI, on the other hand (except in the case of a captive foreign insurance company, which the Offshore Fund is not), generally does not pass through to the shareholders of an organization that is treated as a corporation for federal income tax purposes.

Certain Matters Relating to Specific Exempt Organizations

Private Foundations. Private foundations and their managers are subject to U.S. federal excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels and the need for diversification within the foundation’s portfolio.

Tax-exempt organizations that are private foundations, with certain exceptions, are subject to a 2% U.S. federal excise tax on their “net investment income.” The rate of the excise tax for any taxable year may be reduced to 1% if a private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax. To avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s

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“minimum investment return,” defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with those assets. A private foundation’s investment in the Fund would most likely be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could cause cash flow problems for a prospective Shareholder that is a private foundation, as such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its Shares. This requirement would, however, be less burdensome to a private foundation to the extent that the value of its interest is not significant in relation to the value of other assets it holds.

In some instances, an investment in the Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. If a private foundation (either directly or together with a “disqualified person”), for example, acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have “excess business holdings.” In such a case, the foundation may be required to divest itself of its Shares in the Fund in order to avoid the imposition of an excise tax. The excise tax will not apply, however, if at least 95% of the gross income from the Fund is “passive” within the applicable provisions of the Code and the Regulations. The Adviser believes that the Fund will likely meet the 95% gross income test, although the Adviser can give no absolute assurance with respect to the matter.

Qualified Retirement Plans. Employee benefit plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts (“IRAs”) and Keogh plans should consult their counsel as to the U.S. tax implications of investing in the Fund.

Tax Shelter Disclosure Regulations

Certain Regulations and revenue procedures set forth the circumstances under which certain transactions must be disclosed in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, these Regulations impose a requirement on certain “material advisors” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These Regulations can apply in situations not conventionally considered to involve “tax shelters.” Consequently, it is possible that such disclosure could be required by any or all of the Fund, the Master Fund, an Investment Fund or the Shareholders (1) if the Master Fund or an Investment Fund incurs a foreign currency loss on certain foreign currency transactions or a loss with respect to a position that formed part of a straddle (in each case, in excess of a certain monetary threshold and computed without regard to offsetting gains or other income), (2) if a Shareholder or the Master Fund incurs a loss upon a disposition of, or withdrawal from, the Master Fund or an Investment Fund, respectively, in each case in excess of a certain monetary threshold, (3) in the event that the Master Fund’s or an Investment Fund’s activities result in certain book/tax differences or (4) possibly in other circumstances. Furthermore, the Fund’s material advisers could be required to maintain a list of persons investing in the Fund pursuant to these Regulations and the IRS could inspect such list upon request.

Certain State and Local Taxation Matters

Prospective investors should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the Fund. The Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction. No assurance can be given, however, that the Fund will be able to achieve this goal.

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State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Shareholder’s distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the Shareholder is a resident. A fund in which the Fund acquires an interest may conduct business in a jurisdiction that will subject to tax a Shareholder’s share of the Fund’s income from that business. A prospective Shareholder should consult his, her or its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the Shareholder is a resident.

Special Shareholder

Morgan Stanley Alternative Investment Partners LP serves as the Special Shareholder of the Fund. The Special Shareholder shall make such contributions to the capital of the Fund from time to time in an amount sufficient for it to serve as “tax matters partner” for the Fund, which is treated as a partnership for U.S. federal income tax purposes. The Special Shareholder may be removed by the vote or written consent of Shareholders holding not less than a majority of the total number of votes eligible to be cast by all Shareholders not affiliated with the Special Shareholder.

ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the “DOL”) provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects—Unrelated Business Taxable Income” and “—Certain Issues Pertaining to Specific Exempt Organizations”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund will be proceeding on the basis that its underlying assets should not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules.

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A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA Plan or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA or Benefit Plan Shareholders will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of non-ERISA Plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

BROKERAGE

Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or items that benefit the Investment Manager rather than its

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Investment Fund. The Adviser may consider the broker selection process employed by an Investment Manager as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or of purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Master Fund invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

ADMINISTRATOR

The Fund does not incur a separate administrative fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s administrative fee (the “Administrative Fee”). The Master Fund has retained the Administrator, State Street Bank and Trust Company whose principal business address is State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02110-2990, to provide certain administrative and investor services to the Master Fund. Under the terms of an administration agreement between the Master Fund and the Administrator (the “Administration Agreement”), the Administrator is responsible, directly or through its agents, for, among other things: (1) maintaining a list of Master Fund shareholders and generally performing all actions related to the issuance, repurchase and transfer of Master Fund shares, if any; (2) accepting payment for the Master Fund shares; (3) calculating and disseminating the net asset value of the Master Fund in accordance with the Master Fund’s then-current Declaration of Trust; (4) preparing for review the semi-annual and annual financial statements of the Master Fund, as well as monthly or quarterly reports regarding the Master Fund’s performance and net asset value; and (5) performing additional services, as agreed upon, necessary in connection with the administration of the Master Fund. The Administrator may retain third parties, including its affiliates or those of the Adviser, to perform some or all of these services. The Administration Agreement may be terminated at any time by either of the parties upon not less than 60 days’ written notice.

The Administrator is paid a monthly Administrative Fee computed at an annual rate ranging from 0.030% to 0.045%, based on the aggregate monthly net assets of certain Morgan Stanley products, including the Master Fund, for which the Administrator serves as the administrator. The Administrative Fee will be subject to an annual aggregate minimum based on $125,000 per Morgan Stanley product. The Administrator is also reimbursed by the Master Fund for out-of-pocket expenses relating to services provided to the Master Fund. The Administrative Fee may be renegotiated from time to time between the parties. The Administration Agreement may be terminated at any time by either of the parties upon not less than 60 days’ written notice. For the fiscal years ended December 31, 2008, December 31, 2009 and December 31, 2010, the Master Fund incurred $464,794, $421,801 and $413,098, respectively, in Administrative Fees.

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The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Master Fund for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Master Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator’s actions under the Administration Agreement, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.

CU STODIAN AND TRANSFER AGENT

State Street Bank and Trust Company also serves as the Custodian of the assets of the Fund and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, U.S. subcustodian or foreign subcustodian in a securities depository, clearing agency or omnibus customer account. The Custodian’s principal business address is State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02110-2990. The Custodian also serves as the custodian of the assets of the Offshore Fund pursuant to a separate agreement with the Offshore Fund.

Boston Financial Data Services, Inc. (“Boston Financial”) serves as Transfer Agent with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. Boston Financial’s principal business address is 30 Dan Road, Canton, Massachusetts 02021-2809.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is Two Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, PA 19103.

LEGAL COUNSEL

Dechert LLP, New York, New York, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, New York 10036.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of April 1, 2011, no person owned more than 5% of the Fund’s shares.

REPORTS TO SHAREHOLDERS

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will prepare and transmit to its Shareholders a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period also will be sent to the Fund’s Shareholders.

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FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on December 31st. The 12-month period ending December  31 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

FINANCIAL STATEMENTS

The Fund’s audited financial statements for the fiscal year ended December 31, 2010, which are included in the Fund’s annual report to Shareholders dated March 1, 2011, are incorporated herein by reference.

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ANNEX A

MORGAN STANLEY INVESTMENT MANAGEMENT

PROXY VOTING POLICY AND PROCEDURES

I.	POLICY STATEMENT

Morgan Stanley Investment Management’s (“MSIM”) policy and procedures for voting proxies (“Policy”) with respect to securities held in the accounts of clients applies to those MSIM entities that provide discretionary investment management services and for which an MSIM entity has authority to vote proxies. This Policy is reviewed and updated as necessary to address new and evolving proxy voting issues and standards.

The MSIM entities covered by this Policy currently include the following: Morgan Stanley Investment Advisors Inc., Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Asset & Investment Trust Management Co., Limited, Morgan Stanley Investment Management Private Limited and Private Investment Partners Inc. (each an “MSIM Affiliate” and collectively referred to as the “MSIM Affiliates” or as “we” below).

Each MSIM Affiliate will use its best efforts to vote proxies as part of its authority to manage, acquire and dispose of account assets. With respect to the MSIM registered management investment companies (“MSIM Funds”), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the Board of Directors/Trustees of the MSIM Funds. An MSIM Affiliate will not vote proxies unless the investment management or investment advisory agreement explicitly authorizes the MSIM Affiliate to vote proxies.

MSIM Affiliates will vote proxies in a prudent and diligent manner and in the best interests of clients, including beneficiaries of and participants in a client’s benefit plan(s) for which the MSIM Affiliates manage assets, consistent with the objective of maximizing long-term investment returns (“Client Proxy Standard”). In certain situations, a client or its fiduciary may provide an MSIM Affiliate with a proxy voting policy. In these situations, the MSIM Affiliate will comply with the client’s policy.

Proxy Research Services - ISS and Glass Lewis (together with other proxy research providers as we may retain from time to time, the “Research Providers”) are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided include in-depth research, global issuer analysis, and voting recommendations. While we may review and utilize the recommendations of one or more Research Providers in making proxy voting decisions, we are in no way obligated to follow such recommendations. In addition to research, ISS provides vote execution, reporting, and recordkeeping services.

Voting Proxies for Certain Non-U.S. Companies - Voting proxies of companies located in some jurisdictions may involve several problems that can restrict or prevent the ability to vote such proxies or entail significant costs. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer’s jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person; (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and (vi) requirements to provide local agents with power of attorney to facilitate our voting instructions. As a result, we vote clients’ non-U.S. proxies on a best efforts basis only, after weighing the costs and benefits of voting such proxies, consistent with the Client Proxy Standard. ISS has been retained to provide assistance in connection with voting non-U.S. proxies.

II.	GENERAL PROXY VOTING GUIDELINES

To promote consistency in voting proxies on behalf of its clients, we follow this Policy (subject to any exception set forth herein). The Policy addresses a broad range of issues, and provides general voting parameters on proposals that arise most frequently. However, details of specific proposals vary, and those details affect particular voting decisions, as do factors specific to a given company. Pursuant to the procedures set forth herein, we may vote in a manner that is not in accordance with the following general guidelines, provided the vote is approved by the Proxy Review Committee (see Section III for description) and is consistent with the Client Proxy Standard. Morgan Stanley AIP GP LP will follow the procedures as described in Appendix A.

We endeavor to integrate governance and proxy voting policy with investment goals, using the vote to encourage portfolio companies to enhance long-term shareholder value and to provide a high standard of transparency such that equity markets can value corporate assets appropriately.

We seek to follow the Client Proxy Standard for each client. At times, this may result in split votes, for example when different clients have varying economic interests in the outcome of a particular voting matter (such as a case in which varied ownership interests in two companies involved in a merger result in different stakes in the outcome). We also may split votes at times based on differing views of portfolio managers.

We may abstain on matters for which disclosure is inadequate.

A. Routine Matters.

We generally support routine management proposals. The following are examples of routine management proposals:

•	Approval of financial statements and auditor reports if delivered with an unqualified auditor’s opinion.

•	General updating/corrective amendments to the charter, articles of association or bylaws, unless we believe that such amendments would diminish shareholder rights.

•

Most proposals related to the conduct of the annual meeting, with the following exceptions. We generally oppose proposals that relate to “the transaction of such other business which may come before the meeting,” and open-ended requests for adjournment. However, where management specifically states the reason for requesting an adjournment and the requested adjournment would facilitate passage of a proposal that would otherwise be supported under this Policy (i.e. an uncontested corporate transaction), the adjournment request will be supported.

We generally support shareholder proposals advocating confidential voting procedures and independent tabulation of voting results.

B. Board of Directors.

1.	Election of directors: Votes on board nominees can involve balancing a variety of considerations. In vote decisions, we may take into consideration whether the company has a majority voting policy in place that we believe makes the director vote more meaningful. In the absence of a proxy contest, we generally support the board’s nominees for director except as follows:

a.	We consider withholding support from or voting against a nominee if we believe a direct conflict exists between the interests of the nominee and the public shareholders, including failure to meet fiduciary standards of care and/or loyalty. We may oppose directors where we conclude that actions of directors are unlawful, unethical or negligent. We consider opposing individual board members or an entire slate if we believe the board is entrenched and/or dealing inadequately with performance problems; if we believe the board is acting with insufficient independence between the board and management; or if we believe the board has not been sufficiently forthcoming with information on key governance or other material matters.

b.	We consider withholding support from or voting against interested directors if the company’s board does not meet market standards for director independence, or if otherwise we believe board independence is insufficient. We refer to prevalent market standards as promulgated by a stock exchange or other authority within a given market (e.g., New York Stock Exchange or Nasdaq rules for most U.S. companies, and The Combined Code on Corporate Governance in the United Kingdom). Thus, for an NYSE company with no controlling shareholder, we would expect that at a minimum a majority of directors should be independent as defined by NYSE. Where we view market standards as inadequate, we may withhold votes based on stronger independence standards. Market standards notwithstanding, we generally do not view long board tenure alone as a basis to classify a director as non-independent.

i.	At a company with a shareholder or group that controls the company by virtue of a majority economic interest in the company, we have a reduced expectation for board independence, although we believe the presence of independent directors can be helpful, particularly in staffing the audit committee, and at times we may withhold support from or vote against a nominee on the view the board or its committees are not sufficiently independent. In markets where board independence is not the norm (e.g. Japan), however, we consider factors including whether a board of a controlled company includes independent members who can be expected to look out for interests of minority holders.

ii.	We consider withholding support from or voting against a nominee if he or she is affiliated with a major shareholder that has representation on a board disproportionate to its economic interest.

c.	Depending on market standards, we consider withholding support from or voting against a nominee who is interested and who is standing for election as a member of the company’s compensation/remuneration, nominating/governance or audit committee.

d.	We consider withholding support from or voting against nominees if the term for which they are nominated is excessive. We consider this issue on a market-specific basis.

e.	We consider withholding support from or voting against nominees if in our view there has been insufficient board renewal (turnover), particularly in the context of extended poor company performance.

f.	We consider withholding support from or voting against a nominee standing for election if the board has not taken action to implement generally accepted governance practices for which there is a “bright line” test. For example, in the context of the U.S. market, failure to eliminate a dead hand or slow hand poison pill would be seen as a basis for opposing one or more incumbent nominees.

g.	In markets that encourage designated audit committee financial experts, we consider voting against members of an audit committee if no members are designated as such. We also may not support the audit committee members if the company has faced financial reporting issues and/or does not put the auditor up for ratification by shareholders.

h.	We believe investors should have the ability to vote on individual nominees, and may abstain or vote against a slate of nominees where we are not given the opportunity to vote on individual nominees.

i.	We consider withholding support from or voting against a nominee who has failed to attend at least 75% of the nominee’s board and board committee meetings within a given year without a reasonable excuse. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

j.	We consider withholding support from or voting against a nominee who appears overcommitted, particularly through service on an excessive number of boards. Market expectations are incorporated into this analysis; for U.S. boards, we generally oppose election of a nominee who serves on more than six public company boards (excluding investment companies), although we also may reference National Association of Corporate Directors guidance suggesting that public company CEOs, for example, should serve on no more than two outside boards given level of time commitment required in their primary job.

k.	We consider withholding support from or voting against a nominee where we believe executive remuneration practices are poor, particularly if the company does not offer shareholders a separate “say-on-pay” advisory vote on pay.

2.	Discharge of directors’ duties: In markets where an annual discharge of directors’ responsibility is a routine agenda item, we generally support such discharge. However, we may vote against discharge or abstain from voting where there are serious findings of fraud or other unethical behavior for which the individual bears responsibility. The annual discharge of responsibility represents shareholder approval of disclosed actions taken by the board during the year and may make future shareholder action against the board difficult to pursue.

3.

Board independence: We generally support U.S. shareholder proposals requiring that a certain percentage (up to 66 2/3%) of the company’s board members be independent directors, and promoting all-independent audit, compensation and nominating/governance committees.

4.	Board diversity: We consider on a case-by-case basis shareholder proposals urging diversity of board membership with respect to gender, race or other factors.

5.	Majority voting: We generally support proposals requesting or requiring majority voting policies in election of directors, so long as there is a carve-out for plurality voting in the case of contested elections.

6.	Proxy access: We consider on a case-by-case basis shareholder proposals on particular procedures for inclusion of shareholder nominees in company proxy statements.

7.	Reimbursement for dissident nominees: We generally support well-crafted U.S. shareholder proposals that would provide for reimbursement of dissident nominees elected to a board, as the cost to shareholders in electing such nominees can be factored into the voting decision on those nominees.

8.	Proposals to elect directors more frequently: In the U.S. public company context, we usually support shareholder and management proposals to elect all directors annually (to “declassify” the board), although we make an exception to this policy where we believe that long-term shareholder value may be harmed by this change given particular circumstances at the company at the time of the vote on such proposal. As indicated above, outside the United States we generally support greater accountability to shareholders that comes through more frequent director elections, but recognize that many markets embrace longer term lengths, sometimes for valid reasons given other aspects of the legal context in electing boards.

9.	Cumulative voting: We generally support proposals to eliminate cumulative voting in the U.S. market context. (Cumulative voting provides that shareholders may concentrate their votes for one or a handful of candidates, a system that can enable a minority bloc to place representation on a board.) U.S. proposals to establish cumulative voting in the election of directors generally will not be supported.

10.	Separation of Chairman and CEO positions: We vote on shareholder proposals to separate the Chairman and CEO positions and/or to appoint an independent Chairman based in part on prevailing practice in particular markets, since the context for such a practice varies. In many non-U.S. markets, we view separation of the roles as a market standard practice, and support division of the roles in that context. In the United States, we consider such proposals on a case-by-case basis, considering, among other things, the existing board leadership structure, company performance, and any evidence of entrenchment or perceived risk that power is overly concentrated in a single individual.

11.	Director retirement age and term limits: Proposals setting or recommending director retirement ages or director term limits are voted on a case-by-case basis that includes consideration of company performance, the rate of board renewal, evidence of effective individual director evaluation processes, and any indications of entrenchment.

12.	Proposals to limit directors’ liability and/or broaden indemnification of officers and directors: Generally, we will support such proposals provided that an individual is eligible only if he or she has not acted in bad faith, with gross negligence or with reckless disregard of their duties.

B. Statutory auditor boards.

The statutory auditor board, which is separate from the main board of directors, plays a role in corporate governance in several markets. These boards are elected by shareholders to provide assurance on compliance with legal and accounting standards and the company’s articles of association. We generally vote for statutory auditor nominees if they meet independence standards. In markets that require disclosure on attendance by internal statutory auditors, however, we consider voting against nominees for these positions who failed to attend at least 75% of meetings in the previous year. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

C. Corporate transactions and proxy fights.

We examine proposals relating to mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) on a case-by-case basis in the interests of each fund or other account. Proposals for mergers or other significant transactions that are friendly and approved by the Research Providers usually are supported if there is no portfolio manager objection. We also analyze proxy contests on a case-by-case basis.

D. Changes in capital structure.

1.	We generally support the following:

•	Management and shareholder proposals aimed at eliminating unequal voting rights, assuming fair economic treatment of classes of shares we hold.

•

U.S. management proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear business purpose is stated that we can support and the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and/or (ii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the total new authorization will be outstanding. (We consider proposals that do not meet these criteria on a case-by-case basis.)

•

U.S. management proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital, unless we have concerns about use of the authority for anti-takeover purposes.

•

Proposals in non-U.S. markets that in our view appropriately limit potential dilution of existing shareholders. A major consideration is whether existing shareholders would have preemptive rights for any issuance under a proposal for standing share issuance authority. We generally consider market-specific guidance in making these decisions; for example, in the U.K. market we usually follow Association of British Insurers’ (“ABI”) guidance, although company-specific factors may be considered and for example, may sometimes lead us to voting against share authorization proposals even if they meet ABI guidance.

•	Management proposals to authorize share repurchase plans, except in some cases in which we believe there are insufficient protections against use of an authorization for anti-takeover purposes.

•	Management proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

•	Management proposals to effect stock splits.

•

Management proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount generally will be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

•	Management dividend payout proposals, except where we perceive company payouts to shareholders as inadequate.

2.	We generally oppose the following (notwithstanding management support):

•	Proposals to add classes of stock that would substantially dilute the voting interests of existing shareholders.

•

Proposals to increase the authorized or issued number of shares of existing classes of stock that are unreasonably dilutive, particularly if there are no preemptive rights for existing shareholders. However, depending on market practices, we consider voting for proposals giving general authorization for issuance of shares not subject to pre-emptive rights if the authority is limited.

•

Proposals that authorize share issuance at a discount to market rates, except where authority for such issuance is de minimis, or if there is a special situation that we believe justifies such authorization (as may be the case, for example, at a company under severe stress and risk of bankruptcy).

•	Proposals relating to changes in capitalization by 100% or more.

We consider on a case-by-case basis shareholder proposals to increase dividend payout ratios, in light of market practice and perceived market weaknesses, as well as individual company payout history and current circumstances. For example, currently we perceive low payouts to shareholders as a concern at some Japanese companies, but may deem a low payout ratio as appropriate for a growth company making good use of its cash, notwithstanding the broader market concern.

E. Takeover Defenses and Shareholder Rights.

1.	Shareholder rights plans: We generally support proposals to require shareholder approval or ratification of shareholder rights plans (poison pills). In voting on rights plans or similar takeover defenses, we consider on a case-by-case basis whether the company has demonstrated a need for the defense in the context of promoting long-term share value; whether provisions of the defense are in line with generally accepted governance principles in the market (and specifically the presence of an adequate qualified offer provision that would exempt offers meeting certain conditions from the pill); and the specific context if the proposal is made in the midst of a takeover bid or contest for control.

2.	Supermajority voting requirements: We generally oppose requirements for supermajority votes to amend the charter or bylaws, unless the provisions protect minority shareholders where there is a large shareholder. In line with this view, in the absence of a large shareholder we support reasonable shareholder proposals to limit such supermajority voting requirements.

3.	Shareholder rights to call meetings: We consider proposals to enhance shareholder rights to call meetings on a case-by-case basis. At large-cap U.S. companies, we generally support efforts to establish the right of holders of 10% or more of shares to call special meetings, unless the board or state law has set a policy or law establishing such rights at a threshold that we believe to be acceptable.

4.	Written consent rights: In the U.S. context, we examine proposals for shareholder written consent rights on a case-by-case basis.

5.	Reincorporation: We consider management and shareholder proposals to reincorporate to a different jurisdiction on a case-by-case basis. We oppose such proposals if we believe the main purpose is to take advantage of laws or judicial precedents that reduce shareholder rights.

6.	Anti-greenmail provisions: Proposals relating to the adoption of anti-greenmail provisions will be supported, provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders (holders of at least 1% of the outstanding shares and in certain cases, a greater amount) not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

7.	Bundled proposals: We may consider opposing or abstaining on proposals if disparate issues are “bundled” and presented for a single vote.

F. Auditors.

We generally support management proposals for selection or ratification of independent auditors. However, we may consider opposing such proposals with reference to incumbent audit firms if the company has suffered from serious accounting irregularities and we believe rotation of the audit firm is appropriate, or if fees paid to the auditor for non-audit-related services are excessive. Generally, to determine if non-audit fees are excessive, a 50% test will be applied (i.e., non-audit-related fees should be less than 50% of the total fees paid to the auditor). We generally vote against proposals to indemnify auditors.

G. Executive and Director Remuneration.

1.	We generally support the following:

•

Proposals for employee equity compensation plans and other employee ownership plans, provided that our research does not indicate that approval of the plan would be against shareholder interest. Such approval may be against shareholder interest if it authorizes excessive dilution and shareholder cost, particularly in the context of high usage (“run rate”) of equity compensation in the recent past; or if there are objectionable plan design and provisions.

•

Proposals relating to fees to outside directors, provided the amounts are not excessive relative to other companies in the country or industry, and provided that the structure is appropriate within the market context. While stock-based compensation to outside directors is positive if moderate and appropriately structured, we are wary of significant stock option awards or other performance-based awards for outside directors, as well as provisions that could result in significant forfeiture of value on a director’s decision to resign from a board (such forfeiture can undercut director independence).

•

Proposals for employee stock purchase plans that permit discounts, but only for grants that are part of a broad-based employee plan, including all non-executive employees, and only if the discounts are limited to a reasonable market standard or less.

•	Proposals for the establishment of employee retirement and severance plans, provided that our research does not indicate that approval of the plan would be against shareholder interest.

2.	We generally oppose retirement plans and bonuses for non-executive directors and independent statutory auditors.

3.	In the U.S. context, shareholder proposals requiring shareholder approval of all severance agreements will not be supported, but proposals that require shareholder approval for agreements in excess of three times the annual compensation (salary and bonus) generally will be supported. We generally oppose shareholder proposals that would establish arbitrary caps on pay. We consider on a case-by-case basis shareholder proposals that seek to limit Supplemental Executive Retirement Plans (SERPs), but support such proposals where we consider SERPs to be excessive.

4.	Shareholder proposals advocating stronger and/or particular pay-for-performance models will be evaluated on a case-by-case basis, with consideration of the merits of the individual proposal within the context of the particular company and its labor markets, and the company’s current and past practices. While we generally support emphasis on long-term components of senior executive pay and strong linkage of pay to performance, we consider factors including whether a proposal may be overly prescriptive, and the impact of the proposal, if implemented as written, on recruitment and retention.

5.	We generally support proposals advocating reasonable senior executive and director stock ownership guidelines and holding requirements for shares gained in executive equity compensation programs.

6.	We generally support shareholder proposals for reasonable “claw-back” provisions that provide for company recovery of senior executive bonuses to the extent they were based on achieving financial benchmarks that were not actually met in light of subsequent restatements.

7.	Management proposals effectively to re-price stock options are considered on a case-by-case basis. Considerations include the company’s reasons and justifications for a re-pricing, the company’s competitive position, whether senior executives and outside directors are excluded, potential cost to shareholders, whether the re-pricing or share exchange is on a value-for-value basis, and whether vesting requirements are extended.

H. Social, Political and Environmental Issues.

Shareholders in the United States and certain other markets submit proposals encouraging changes in company disclosure and practices related to particular corporate social, political and environmental matters. We consider how to vote on the proposals on a case-by-case basis to determine likely impacts on shareholder value. We seek to balance concerns on reputational and other risks that lie behind a proposal against costs of implementation, while considering appropriate shareholder and management prerogatives. We may abstain from voting on proposals that do not have a readily determinable financial impact on shareholder value. We support proposals that if implemented would enhance useful disclosure, but we generally vote against proposals requesting reports that we believe are duplicative, related to matters not material to the business, or that would impose unnecessary or excessive costs. We believe that certain social and environmental shareholder proposals may intrude excessively on management prerogatives, which can lead us to oppose them.

I. Fund of Funds.

Certain Funds advised by an MSIM Affiliate invest only in other MSIM Funds. If an underlying fund has a shareholder meeting, in order to avoid any potential conflict of interest, such proposals will be voted in the same proportion as the votes of the other shareholders of the underlying fund, unless otherwise determined by the Proxy Review Committee.

III. ADMINISTRATION OF POLICY

The MSIM Proxy Review Committee (the “Committee”) has overall responsibility for the Policy. The Committee, which is appointed by MSIM’s Long-Only Executive Committee, consists of investment professionals who represent the different investment disciplines and geographic locations of the firm, and is chaired by the director of the Corporate Governance Team (“CGT”). Because proxy voting is an investment responsibility and impacts shareholder value, and because of their knowledge of companies and markets, portfolio managers and other members of investment staff play a key role in proxy voting, although the Committee has final authority over proxy votes.

The CGT Director is responsible for identifying issues that require Committee deliberation or ratification. The CGT, working with advice of investment teams and the Committee, is responsible for voting on routine items and on matters that can be addressed in line with these Policy guidelines. The CGT has responsibility for voting case-by-case where guidelines and precedent provide adequate guidance.

The Committee will periodically review and have the authority to amend, as necessary, the Policy and establish and direct voting positions consistent with the Client Proxy Standard.

CGT and members of the Committee may take into account Research Providers’ recommendations and research as well as any other relevant information they may request or receive, including portfolio manager and/or analyst comments and research, as applicable. Generally, proxies related to securities held in accounts that are managed pursuant to quantitative, index or index-like strategies (“Index Strategies”) will be voted in the same manner as those held in actively managed accounts, unless economic interests of the accounts differ. Because accounts managed using Index Strategies are passively managed accounts, research from portfolio managers and/or analysts related to securities held in these accounts may not be available. If the affected securities are held only in accounts that are managed pursuant to Index Strategies, and the proxy relates to a matter that is not described in this Policy, the CGT will consider all available information from the Research Providers, and to the extent that the holdings are significant, from the portfolio managers and/or analysts.

A. Committee Procedures

The Committee meets at least quarterly, and reviews and considers changes to the Policy at least annually. Through meetings and/or written communications, the Committee is responsible for monitoring and ratifying “split votes” (i.e., allowing certain shares of the same issuer that are the subject of the same proxy solicitation and held by one or more MSIM portfolios to be voted differently than other shares) and/or “override voting” (i.e., voting all MSIM portfolio shares in a manner contrary to the Policy). The Committee will review developing issues and approve upcoming votes, as appropriate, for matters as requested by CGT.

The Committee reserves the right to review voting decisions at any time and to make voting decisions as necessary to ensure the independence and integrity of the votes.

B. Material Conflicts of Interest

In addition to the procedures discussed above, if the CGT Director determines that an issue raises a material conflict of interest, the CGT Director will request a special committee to review, and recommend a course of action with respect to, the conflict(s) in question (“Special Committee”).

A potential material conflict of interest could exist in the following situations, among others:

1.	The issuer soliciting the vote is a client of MSIM or an affiliate of MSIM and the vote is on a matter that materially affects the issuer.

2.	The proxy relates to Morgan Stanley common stock or any other security issued by Morgan Stanley or its affiliates except if echo voting is used, as with MSIM Funds, as described herein.

3.	Morgan Stanley has a material pecuniary interest in the matter submitted for a vote (e.g., acting as a financial advisor to a party to a merger or acquisition for which Morgan Stanley will be paid a success fee if completed).

If the CGT Director determines that an issue raises a potential material conflict of interest, depending on the facts and circumstances, the issue will be addressed as follows:

1.	If the matter relates to a topic that is discussed in this Policy, the proposal will be voted as per the Policy.

2.	If the matter is not discussed in this Policy or the Policy indicates that the issue is to be decided case-by-case, the proposal will be voted in a manner consistent with the Research Providers, provided that all the Research Providers have the same recommendation, no portfolio manager objects to that vote, and the vote is consistent with MSIM’s Client Proxy Standard.

3.	If the Research Providers’ recommendations differ, the CGT Director will refer the matter to the Subcommittee or a Special Committee to vote on the proposal, as appropriate.

Any Special Committee shall be comprised of the CGT Director, and at least two portfolio managers (preferably members of the Committee), as approved by the Committee. The CGT Director may request non-voting participation by MSIM’s General Counsel or his/her designee and the Chief Compliance Officer or his/her designee. In addition to the research provided by Research Providers, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.

C. Proxy Voting Reporting

The CGT will document in writing all Committee and Special Committee decisions and actions, which documentation will be maintained by the CGT for a period of at least six years. To the extent these decisions relate to a security held by an MSIM Fund, the CGT will report the decisions to each applicable Board of Trustees/Directors of those Funds at each Board’s next regularly scheduled Board meeting. The report will contain information concerning decisions made during the most recently ended calendar quarter immediately preceding the Board meeting.

MSIM will promptly provide a copy of this Policy to any client requesting it. MSIM will also, upon client request, promptly provide a report indicating how each proxy was voted with respect to securities held in that client’s account.

MSIM’s Legal Department is responsible for filing an annual Form N-PX on behalf of each MSIM Fund for which such filing is required, indicating how all proxies were voted with respect to such Fund’s holdings.

APPENDIX A

The following procedures apply to accounts managed by Morgan Stanley AIP GP LP and Private Investment Partners Inc. (“AIP”).

Generally, AIP will follow the guidelines set forth in Section II of MSIM’s Proxy Voting Policy and Procedures. To the extent that such guidelines do not provide specific direction, or AIP determines that consistent with the Client Proxy Standard, the guidelines should not be followed, the Proxy Review Committee has delegated the voting authority to vote securities held by accounts managed by AIP to the Fund of Hedge Funds investment team, the Private Equity Fund of Funds investment team or the Private Equity Real Estate Fund of Funds investment team of AIP. A summary of decisions made by the investment teams will be made available to the Proxy Review Committee for its information at the next scheduled meeting of the Proxy Review Committee.

In certain cases, AIP may determine to abstain from determining (or recommending) how a proxy should be voted (and therefore abstain from voting such proxy or recommending how such proxy should be voted), such as where the expected cost of giving due consideration to the proxy does not justify the potential benefits to the affected account(s) that might result from adopting or rejecting (as the case may be) the measure in question.

Waiver of Voting Rights

For regulatory reasons, AIP may either 1) invest in a class of securities of an underlying fund (the “Fund”) that does not provide for voting rights; or 2) waive 100% of its voting rights with respect to the following:

1.	Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2.	Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Fund’s organizational documents; provided, however, that, if the Fund’s organizational documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then AIP may exercise its voting rights with respect to such matter.

Revised September 30, 2010

ANNEX B

DESCRIPTION OF RATINGS

Description of Commercial Paper and Bond Ratings

I.	Excerpts From Moody’s Description of Bond Ratings:

Aaa: Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk. Aa —Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. A — Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Ba — Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. B — Obligations rated B are considered speculative and subject to high credit risk.

Caa: Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk. Ca —Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest. C — Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

II.	Excerpts From S&P’s Description of Bond Ratings:

AAA: Bonds rated AAA have the highest rating assigned by S&P’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong. AA — Bonds rated AA differ from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. A — Bonds rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: Bonds rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC and C: Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. BB — An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. B — An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. CCC — An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. CC — An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. C — A C rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the C rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

D: An obligation rated D is in payment default. The D rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to D upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

III.	Description of Moody’s Ratings of State and Municipal Notes: Moody’s ratings for state and municipal notes and other short-term obligations are designated as Municipal Investment Grade (“MIG”) and are divided into the following levels: MIG-1 — superior credit quality, enjoying excellent protection from established cash flows, highly reliable liquidity support or demonstrated broad-based access to the market for refinancing; MIG-2 — strong credit quality with margins of protection that are ample although not so large as in the preceding group; MIG-3 — acceptable credit quality, with liquidity and cash-flow protection which may be narrow and market access for re-financing that is likely to be less well-established; SG — denotes speculative-grade credit quality and debt instruments that may lack sufficient margins of protection.

IV.	Description of Moody’s Highest Commercial Paper Rating: Prime-1 (“P-1”) -Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

V.	Excerpt From S&P’s Rating of Municipal Note Issues: An S&P municipal note rating reflects S&P’s opinion about the liquidity factors and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. Determining which type of rating, if any, to assign S&P’s analysis will review the following considerations: (i) Amortization schedule: the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and (ii) Source of payment: the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note. Note rating symbols are as follows: SP-l — strong capacity to pay principal and interest, with a designation of SP-1+ indicating a very strong capacity to pay debt service; SP-2 — satisfactory capacity to pay principal and interest with some vulnerability to adverse financial and economic changes over the term of the notes; SP-3 —speculative capacity to pay principal and interest.

VI.	Description of S&P’s Highest Commercial Paper Ratings: A-l — The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, obligations designated with a plus sign indicate that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

VII.	Excerpts from Fitch’s Bond Ratings:

B-2

AAA: Bonds considered to be investment grade and of the highest credit quality. This rating denotes the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments that is highly unlikely to be adversely affected by foreseeable events.

AA: Bonds considered to be investment grade and of very high credit quality. This rating denotes expectations of very low default risk. They indicate very strong capacity for payment of financial commitments that is not significantly vulnerable to foreseeable events.

A: Bonds considered to be investment grade and of high credit quality. This rating denotes expectations of low default risk. The capacity for payment of financial conditions is considered strong but may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Bonds considered to be investment grade and of good credit quality. This rating indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Bonds are considered speculative. This rating indicates an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments. Bonds rated in this category and below are not investment grade.

B: Bonds are considered highly speculative. This rating indicates that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Bonds are considered a substantial credit risk and default is a real possibility.

CC: Bonds are considered a very high level of credit risk and default of some kind appears probable.

C: Bonds are at exceptionally high levels of credit risk and default is imminent or inevitable, or the issuer is in standstill.

D: Indicate an issuer that in Fitch Ratings’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a coercive debt exchange.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the AAA obligation rating category, or to corporate finance obligation ratings in the categories below B.

B-3

ARFSTSSAI 5/11

PART C - OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

Part A:

Financial Highlights: period September 1, 2006 (commencement of operations) to December 31, 2006, and years ended December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010.

Part B:

Statement of Assets and Liabilities as of December 31, 2010.

Statement of Operations for the year ended December 31, 2010.

Statement of Changes in Net Assets for the period September 1, 2006 (commencement of operations) to December 31, 2006, and years ended December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010.

Statement of Cash Flows for the year ended December 31, 2010.

Schedule of Investments as of December 31, 2010.

Financial Highlights for the period from September 1, 2006 (commencement of operations) to December 31, 2006, and years ended December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010.

(2)	Exhibits:

(a)(1)	Certificate of Trust.*

(a)(2)	Agreement and Declaration of Trust.*

(b)	By-Laws.**

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)(1)	Form of Distribution Agreement.**

(h)(2)	Selected Dealer Agreement.**

(i)	Not Applicable.

(j)	Custodian Agreement.***

(k)	Expense Assumption Agreement for Offshore Fund.****

(l)	Opinion and Consent of Clifford Chance US LLP.*****

(m)	Not Applicable.

(n)(1)	Opinion and Consent of Clifford Chance US LLP on tax matters.**

(n)(2)	Consent of Independent Registered Public Accounting Firm. ********

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Not Applicable.

(r)(1)	Code of Ethics of the Fund.***

(r)(2)	Code of Ethics of the Investment Adviser.******

(s)	Powers of Attorney. *******

*	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on November 8, 2005.
**	Previously filed as an exhibit to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on July 13, 2006.
***	Previously filed as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on June 29, 2006.
****	Previously filed as an exhibit to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 28, 2008.
*****	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 30, 2007.
******	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on February 21, 2007.
*******	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on March 1, 2011.
********	Filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$93,650
Printing	$20,000
Accounting fees and expenses	$25,000
Legal fees and expenses	$183,274
Miscellaneous	$45,916
Total	$367,840

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by Morgan Stanley AIP GP LP (the “Master Fund Adviser”). The Master Fund Adviser was formed under the laws of the State of Delaware on November 10, 2000. Additional information regarding the Master Fund Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60699).

ITEM 29	NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Ownership. Number of Record Holders: 3,406.

ITEM 30.	INDEMNIFICATION

Reference is made to Article 5.2 of Registrant’s Agreement and Declaration of Trust filed as Exhibit 2(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Master Fund Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Master Fund Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Master Fund Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. Registrant, in conjunction with the Master Fund Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each managing director, executive officer or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Master Fund Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-60699).

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of Registrant at State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02110-2990. The other required books and records are maintained by the Master Fund Adviser at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1) The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable

(3)	Not applicable

(4)	The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant (on its own behalf and on behalf of the Offshore Fund) and the Master Fund also hereby undertake as follows:

(a) The Registrant will not in any way use the Offshore Fund to evade the provisions of the 1940 Act. The Master Fund will not in any way use the Offshore Fund to evade the provisions of the 1940 Act or the Investment Advisers Act of 1940 (e.g., Section 205 governing the imposition of performance fees).

(b) The assets of the Offshore Fund will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the 1940 Act.

(c) The Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Securities and Exchange Commission and its staff will have access to the books and records consistent with the requirements of section 31 of the 1940 Act and the rules thereunder.

(d) The Offshore Fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Securities and Exchange Commission or any appropriate court, and the Offshore Fund will consent to the jurisdiction of the U.S. courts and the Securities and Exchange Commission over it.

(e) The Offshore Fund shall refrain from substituting securities of the Master Fund unless the Securities and Exchange Commission shall have approved such substitution in the manner provided in section 26 of the 1940 Act.

(f) The Registrant’s assets will consist only of cash and securities issued by the Offshore Fund; the Offshore Fund’s assets will consist only of cash and securities issued by the Master Fund.

(g) The securities issued by the Offshore Fund will be the only investment securities that are held by the Registrant and, in turn, the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund.

(h) The Offshore Fund’s purchase of the Master Fund’s securities will be made pursuant to an arrangement among the Registrant, the Offshore Fund and the Master Fund, or its principal underwriter, whereby the Offshore Fund is required to seek instructions from the shareholders of the Registrant and the non-U.S. investors, with regard to the voting of all proxies with respect to the Master Fund’s securities that are held by the Offshore Fund and to vote such proxies only in accordance with such instructions.

(i) The Registrant’s purchase of the Offshore Fund’s securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Registrant will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund’s securities held by the Registrant and to vote such proxies only in accordance with such instructions.

(5)(a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, and in its capacity as managing member of AIP Absolute Return Fund LDC (the “Offshore Fund”) on behalf of the Offshore Fund, by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of April, 2011.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

/s/ Jacques Chappuis
By:	Jacques Chappuis
Title:	President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signatures	Title	Date

(1) Principal Executive Officer		President and Principal Executive Officer

By:	/s/ Jacques Chappuis Jacques Chappuis		April 27, 2011

(2) Principal Financial Officer		Treasurer and Chief Financial Officer

By:	/s/ Noel Langlois Noel Langlois		April 27, 2011

(3) Majority of the Trustees

	Signatures	Title	Date
Independent Trustees Frank L. Bowman Michael Bozic Kathleen A. Dennis Dr. Manuel H. Johnson Joseph J. Kearns Michael F. Klein Michael E. Nugent W. Allen Reed Fergus Reid

By:	/s/ Susan J. Penry-Williams Susan J. Penry-Williams Attorney-In-Fact for the Independent Trustees		April 27, 2011

Management Trustee James F. Higgins

By:	/s/ Stefanie V. Chang Yu Stefanie V. Chang Yu Attorney-In-Fact for the Management Trustee		April 27, 2011

SIGNATURES

Alternative Investment Partners Absolute Return Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of April, 2011.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

/s/ Jacques Chappuis
By:	Jacques Chappuis
Title:	President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signatures	Title	Date

(1) Principal Executive Officer		President and Principal Executive Officer

By:	/s/ Jacques Chappuis Jacques Chappuis		April 27, 2011

(2) Principal Financial Officer		Treasurer and Chief Financial Officer

By:	/s/ Noel Langlois Noel Langlois		April 27, 2011

(3) Majority of the Trustees

	Signatures	Title	Date
Independent Trustees Frank L. Bowman Michael Bozic Kathleen A. Dennis Dr. Manuel H. Johnson Joseph J. Kearns Michael F. Klein Michael E. Nugent W. Allen Reed Fergus Reid

By:	/s/ Susan J. Penry-Williams Susan J. Penry-Williams Attorney-In-Fact for the Independent Trustees		April 27, 2011

Management Trustee James F. Higgins

By:	/s/ Stefanie V. Chang Yu Stefanie V. Chang Yu Attorney-In-Fact for the Management Trustee		April 27, 2011

EXHIBIT INDEX

EX-99(n)(2)	Consent of Independent Registered Public Accounting Firm.